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07022974

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Resolution plc

*CURRENT ADDRESS Juxon House
100 St. Paul's Churchyard
London EC4M 8BU

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 2 2007
THOMSON
FINANCIAL

FILE NO. 82- 35079 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DATE: 4/27/07

Resolution plc – Rule 12g3-2(b) Exemption Request

APPENDIX A1: PRESS RELEASES

Resolution

24th January 2006

Resolution improves benefits for former Swiss Life UK policyholders

- Future expenses fixed at significantly lower levels
- Payouts on affected policies significantly increased from 1st January 2006
- Proportion of shares and property in respect of former Swiss Life UK Ordinary Branch* with-profits policies increased from 10% to 60%, enhancing future bonus prospects for policies

Resolution plc (Resolution), the leading UK consolidator of closed life funds, announces that following the acquisition of Swiss Life (UK) plc ("Swiss Life UK") on 31st March 2005, it has undertaken a series of actions to improve benefits payable on conventional with-profits policies written in Swiss Life UK's Industrial Branch* and Ordinary Branch* with-profits funds.

Actions taken include:

- fixing the level of future expenses to be charged to the with-profits funds at significantly lower levels than those previously applying;
- buying most of the non-profit and unit-linked policies out of the with-profits funds; and
- merging the Industrial Branch and Ordinary Branch with-profits funds as part of a transfer of the business of Swiss Life UK to Phoenix Life Limited on 31 December 2005.

As a result of these actions, the distribution of the inherited estate in the merged with-profits fund will commence and payouts on affected policies (which were originally written by Pioneer Mutual before being transferred to Swiss Life UK some years ago) are being increased significantly from 1 January 2006. Payouts on 25 year with-profit endowment policies formerly written in the Swiss Life UK Industrial and Ordinary Branch with-profits funds will increase by approximately 107% and 20% respectively as shown in the Table in the Notes to Editors

Additionally, the proportion of ordinary shares and property held in respect of former Swiss Life UK Ordinary Branch policies will be increased from 10% to 60% from 1 January 2006, the same proportion as is held for former Industrial Branch policies. This will further enhance future bonus prospects for former Ordinary Branch policies that do not mature for some years.

Ian Maidens, Group Chief Actuary, commented: *"The actions we have taken build on the customer initiatives undertaken in the past and are expected to improve the returns achieved by former Swiss Life UK policyholders over time. This move is consistent with our policy of using our expertise to deliver enhanced benefits for customers."*

* See Definitions in Notes to Editors

For further information, please contact:

Resolution plc
Ian Maidens, Group Chief Actuary — Tel: 020 7489 4863
Julia Mackisack, Head of Corporate Communications — Tel: 01564 202672

Temple Bar Advisory Limited
Alex Child-Villiers — Tel: 07795 425580

Notes to Editors

Table Detailing Changes in Payouts on Former Swiss Life UK Conventional With Profits Policies

	Originating Company	Payout 01/01/05 £	Payout 01/01/06 £	% Increase
Industrial Branch (£1 per week policies)				
25 Year	Pioneer Mutual	4,089	8,452	+107%
35 Year	Pioneer Mutual	8,590	18,167	+112%
35 Year	Blackburn	9,167	19,416	+112%
Ordinary Branch (£50 per month policies)				
10 Year	Pioneer Mutual	6,983	7,757	+11%
25 Year	Pioneer Mutual	51,838	62,212	+20%

Definitions

Industrial Branch - Life insurance where premiums are collected by an insurance company agent at the policyholder?s home, at intervals of less than two months, often for a relatively small amount. Whole life and Endowment contracts are the only types of business written in the Industrial Branch.

Ordinary Branch - Life insurance and pensions business where the premiums are usually paid through the banking system by cheque, standing order or direct debit.

Background on Resolution

Resolution was formed in September 2005 from the merger of Resolution Life Group Limited (RLG) and Britannic Group plc (Britannic). Resolution is the leading consolidator of closed life funds in the UK with approximately 6 million policies and combined life company assets of £35 billion.

Previous Customer Initiatives

Prior to today's announcement, the following policyholder initiatives have been introduced since the merger:

- Enhanced customer response through website, email, outbound call centre activity and the creation of a new call centre unit to deal with technical enquiries

- A strategic partnership with AEGON's UK IFA subsidiary Origen, created last year following the merger of AEGON UK's five IFA businesses, to develop ways of providing enhanced financial information and advice to policyholders who currently do not have access to such support.

- The appointment of a Customer Strategy Director, responsible for developing Resolution's customer proposition, its customer related strategic relationships, and realising value from those relationships for both policyholders and shareholders.

Prior to the merger, recent policyholder initiatives from both RLG and Britannic include:

- In February 2005 Resolution contracted Phoenix policyholders back into the State Second Pension.

- In the second quarter of 2004 Britannic carried out a review of its customer services processes as part of its Treating Customers Fairly initiative and introduced Treating Customers Fairly awareness training, new improved customer facing processes, monthly internal monitoring and quarterly externally conducted customer feedback surveys.

- In December 2004 Resolution gave Phoenix with-profit bond holders' transparency and flexibility in exercising 10-year guarantees.

Resolution

22nd February 2006

Resolution and AWD Moneyextra in financial advice partnership

Resolution, the largest specialist manager of in-force UK closed life funds, announces its second financial advice partnership aimed at providing customers with improved service and support.

Resolution has teamed up with AWD Moneyextra to offer its Britannic customers access to financial advice. This will make it easy for those customers to get information and advice on their financial needs through a professional advisory firm.

Britannic, which closed to new business in 2003, has 2.4 million policies. Many of these were sold through a direct sales force and policyholders may not have had access to financial advice since the sales force closed. AWD Moneyextra offers a simple, customer-friendly approach to financial advice, mainly delivered over the phone, which will be made available to Britannic customers with a need for the service, where they do not have an existing adviser relationship.

Prior to its merger with Britannic in September 2005 to form Resolution plc, Resolution Life Group entered into a similar arrangement with Origen, the UK IFA subsidiary of AEGON, for its Phoenix (formerly Royal and Sun Alliance) customers. This relationship will continue to offer access to advice for Phoenix customers, as part of the ongoing commitment to deliver enhanced services to closed life funds customers. The new deal provides a similar service to Britannic customers.

Paul Thompson, Group Chief Executive of Resolution plc said *"I am pleased to announce our partnership with AWD. AWD Moneyextra has been selected following a rigorous process to find the most suitable advice partner for Britannic. This demonstrates yet again our commitment to ensuring that all our customers are well looked after. Access to financial advice is essential to help customers make well informed financial decisions."*

Mark Fleet, Managing Director of AWD Moneyextra, commented: *"We are looking forward to being able to help, guide and advise Britannic's policyholders. AWD Moneyextra is committed to providing each customer with appropriate, relevant and consistently high quality independent financial information and advice. Together we look forward to helping customers meet the challenge that all individuals in the UK face - the growing need to take more responsibility for the security of their financial future."*

For further information please contact:

Resolution plc
Adam Walton, Head of Customer Strategy +44 (0) 7980 817656
Julia Mackisack, Head of Policyholder Communications +44 (0) 1564 202672

Temple Bar Advisory Limited
Alex Child-Villiers +44 (0) 7795 425580

Resolution

Notes to editors

Resolution

Resolution was formed in September 2005 from the merger of Resolution Life Group Limited (RLG) and Britannic Group plc (Britannic). Resolution is the largest specialist manager of in-force UK closed life funds, with approximately 6 million policies and combined life company assets of £35 billion.

Other recent customer initiatives from both RLG and Britannic include:

- A series of actions to improve benefits payable on conventional with-profits policies written in Swiss Life UK's Industrial Branch* and Ordinary Branch* with-profits funds to ex Swiss Life UK policyholders

- In February 2005 Resolution contracted Phoenix policyholders back into the State Second Pension.

- In the second quarter of 2004 Britannic carried out a review of its customer services processes as part of its Treating Customers Fairly initiative and introduced Treating Customers Fairly awareness training, new improved customer facing processes, monthly internal monitoring and quarterly externally conducted customer feedback surveys.

- In December 2004 Resolution gave Phoenix with-profit bond holders' transparency and flexibility in exercising 10-year guarantees.

* **Industrial Branch** - Life insurance where premiums are collected by an insurance company agent at the policyholder's home, at intervals of less than two months, often for a relatively small amount. Whole life and Endowment contracts are the only types of business written in the Industrial Branch.

Ordinary Branch - Life insurance and pensions business where the premiums are usually paid through the banking system by cheque, standing order or direct debit.

www.resolutionplc.com

AWD Moneyextra

AWD Moneyextra is a unique combination of an impartial multi-award winning personal finance website, a mortgage brokerage and an advice centre staffed by qualified independent financial advisers. Providing a full range of information and market-leading financial products and services, its aim is to inform and assist UK consumers about how to manage their finances effectively and save them money.

In the face of increasing challenges to all individuals to take more responsibility for the security of their financial future AWD Moneyextra provides 21st century solutions to 21st century problems, offering help and advice to customers, via a phone based advice centre and through an online presence.

AWD Moneyextra regularly wins awards for the quality of its services. In 2005 it won:

- Best Financial Advice Site, Online Finance Awards
- Online Broker of the Year, Mortgage Strategy/Pink Home Loans Service Awards
- Financial Services Technology Project of the Year, CNET Networks UK Technology Awards
- Best Use of Technology, National Business Awards Southeast region

AWD Moneyextra is a trading name of AWD Moneyextra Limited which is authorised and regulated by the Financial Services Authority (FSA). AWD Moneyextra Limited is a wholly owned subsidiary of AWD Group plc, a member of AWD Holding AG, Europe's premier independent financial services group. AWD Group is amongst the largest Independent Financial Advisers in the country, it has twenty nine offices across the UK, staffed by 400 professionally qualified advisers.

www.moneyextra.com

7 March 2006

RESOLUTION PLC ADOPTS EUROPEAN EMBEDDED VALUE ("EEV") PRINCIPLES

Following the adoption of EEV Principles proposed by the CFO Forum, Resolution plc (Resolution) has today announced restatement of its embedded value as at 30 June 2005.

- The restatement to EEV:
  - uses "bottom-up" market-consistent methodology in the context of a closed fund business
  - makes full allowance for the market-consistent cost of financial options and guarantees
  - makes explicit allowance for the impact of non-market risks
  - harmonises methodology and assumptions across the Resolution group
- The treatment of the service company, Resolution Management Services, is unchanged, and included in the EEV at the pro-forma IFRS net worth of £33m at 30 June 2005
- The treatment of the asset management business, Britannic Asset Management, is also unchanged, and is included in the EEV at the IFRS net worth of £34m, plus goodwill of £118m at 30 June 2005
- Under the EEV Principles, the embedded value per share at 30 June 2005 reduces from £5.81 to £5.55. This makes no allowance for:
  - the value of targeted merger expense synergies of £20m p.a.
  - the value of targeted merger asset management synergies (estimated at £18m p.a. for first 3 years, reducing thereafter)
  - the benefit of the four-way fund merger completed at the end of 2005

Mike Biggs, Group Finance Director of Resolution plc commented:

"Using market-consistent methodology aligns our financial reporting with the way we appraise acquisitions and manage our business. It is an objective and transparent approach which allows investors to understand better the risks in our business.

On 4 April 2006, together with our statutory preliminary results, we will publish supplementary information which will contain EEV profits for the second half of 2005, together with detailed market-consistent embedded values for each of our life companies."

Analysts: There will be a presentation at 12.00 p.m. (UK time) today at The London Stock Exchange, 10 Paternoster Square, London, EC4. Slides will be available from 12.00 p.m. (UK time) at www.resolutionplc.com.

Enquiries:

Ian Maidens
Group Chief Actuary & Head of Corporate Development +44 (0)20 7489 4863

Steve Riley
Investor Relations Director +44 (0)20 7489 4884

Media:

Alex Child-Villiers
Temple Bar Advisory +44 (0)7795 425 580

Resolution

RESOLUTION PLC

EUROPEAN EMBEDDED VALUE RESTATEMENT AT 30 JUNE 2005

7 March 2006

TABLE OF CONTENTS

1. INTRODUCTION

The European Embedded Value (EEV) Principles were published in May 2004 by the CFO Forum, a group representing the Chief Financial Officers of major European insurers. The EEV Principles and accompanying Guidance provide a framework intended to improve comparability and transparency in embedded value reporting across Europe.

Resolution plc (Resolution) will adopt the EEV Principles in respect of its financial year ending 31 December 2005 and is restating its pro-forma financial position at 30 June 2005 on this basis.

The purpose of this document is to set out the basis of the restatement of pro-forma financial information at 30 June 2005.

Resolution was formed by the merger of Britannic Group plc (Britannic) and Resolution Life Group Limited (RLG) on 6 September 2005.

The interim financial results at 30 June 2005 for Britannic were prepared in accordance with International Financial Reporting Standards (IFRS) and Achieved Profits methodology. The RLG results were presented on the Modified Statutory Solvency basis.

At 30 June 2005, the pro-forma combined embedded value of £2,099m, calculated on the Achieved Profits basis, gave a value of £5.81 per share based on the number of shares in issue of 361.0 million following the merger. This is before the interim dividend of 6.6 pence per share.

Following the adoption of the EEV Principles at 30 June 2005, the embedded value per share reduced by 4.5% to £5.55.

The key financial information on the EEV basis compared with the previous Achieved Profits embedded value reporting basis at 30 June 2005 is shown in the table below.

Restatement of pro-forma embedded value at 30 June 2005 (£m)

	Achieved Profits EV	EEV	Change
Adjusted net worth	1,067.4	958.2	-10.2%
Value of in-force	1,031.7	1,046.0	+1.4%
Embedded value	2,099.1	2,004.2	-4.5%
Embedded value per share	**£5.81**	**£5.55**	

Notes:
(1) Under the Achieved Profits and EEV bases, Resolution Management Services and Britannic Asset Management are included on an IFRS basis
(2) Under the Achieved Profits and EEV bases, the purchased value of in-force within Century's net worth is included within the value of in-force.

The financial results at 31 December 2005 for Resolution will be presented on a consolidated IFRS and EEV basis.

The remainder of this document gives detailed information on how Resolution has implemented the EEV Principles, and the impact of moving from the Achieved Profits basis of embedded value reporting.

Section 2 describes the main changes from the previous Achieved Profits methodology, and the impact these changes have on the key financial information.

Section 3 summarises the key EEV results at 30 June 2005.

Section 4 discloses the key sensitivities for Resolution.

Section 5 describes the EEV methodology for Resolution in more detail.

Section 6 outlines the key EEV assumptions at 30 June 2005.

The EEV methodology has been developed through close consultation with Resolution's consulting actuaries, Tillinghast. Their statement on the methodology adopted is reproduced in Section 7.

A letter from our auditors, Ernst & Young, on the procedures they undertook in relation to the EEV restatement is shown in Section 8.

Finally, Section 9 outlines the disclosures expected in respect of the EEV at 31 December 2005.

2. IMPACT OF ADOPTING EEV PRINCIPLES

2.1 Overview

The main impact of adopting the EEV Principles on the embedded value of Resolution arises from the explicit allowances made for the risks within the business. Under the Achieved Profits basis, all risks were allowed for implicitly in the overall risk discount rate adopted.

In implementing the EEV Principles, Resolution has adopted a "bottom-up" market-consistent approach. In principle, each cash flow is valued using a discount rate that allows for the financial risks within that cash flow. In practice we have calculated the market-consistent embedded value allowing for the cost of options and guarantees, the cost of holding required capital and the impact of non-market risks. We then derive risk discount rates that, when input into the traditional embedded value models, produce the same result as the market-consistent embedded value.

The derived risk discount rates vary by both product type and life company, and are shown in section 3.4.

The key impacts of moving from the Achieved Profits basis to a market-consistent approach are summarised below.

2.2 Intrinsic burn-through costs in PALAL

An explicit allowance of £83.7m has been made for the "intrinsic burn-through" cost in Phoenix & London Assurance Limited (PALAL).

At 30 June 2005, the intrinsic burn-through cost under the Achieved Profits methodology was taken to be the deficit on the realistic balance sheet for PALAL of £50.2m.

Under the market-consistent methodology adopted, the market-consistent cost of options and guarantees within PALAL and an allowance for non-market risks (as described further in section 2.7) has resulted in this intrinsic burn-through cost being increased by £33.5m to £83.7m.

This cost is equivalent to the accumulated value of a loan of £79m made to the PALAL long term business fund in early 2004. The repayment of any part of this loan from PALAL is subordinate to the ability of the fund to treat customers fairly under principles agreed with the FSA, and also subject to non-objection from the FSA.

The intrinsic burn-through costs have been derived from the results of the stochastic models and scenario testing which indicate that it is appropriate to assume that none of the £79m loan plus accumulated interest will be repaid.

This allowance applies only to PALAL; none of the other shareholder-owned with-profits funds have an intrinsic burn-through cost.

2.3 Tax on distribution of non-profit funds' surplus assets

In adopting the EEV Principles, we have made full allowance for the market-consistent value of tax which would become payable on the transfer of surplus assets out of the non-profit funds. This allowance reflects the projected pace of release of surplus from the non-profit funds that is not required to cover the burn-through costs in the with-profits funds.

Under the Achieved Profits methodology, tax was allowed for in the Britannic results to the extent that distributions were expected to be made to shareholders in the foreseeable future. There was no tax allowed for in relation to the surplus arising in the RLG Modified Statutory Solvency Basis accounts.

At 30 June 2005, the adjusted net worth includes an additional tax provision of £71.5m, compared with the previously reported Achieved Profits basis.

2.4 Pension scheme surplus

The adjusted net worth of Resolution Management Services has increased by £15.6m compared with the Achieved Profits value of £17.1m reported in the interims at 30 June 2005 due to the impact of recognising within net assets, the shareholder interests in the surplus arising in the former Britannic pension scheme, and a small deficit in the RLG scheme.

2.5 Value of debt and minority interests

Debt and minority interests have been valued on a market-consistent basis. As all the debt and preference shares at 30 June 2005 were unquoted, the market-consistent value has been determined on a discounted cash flow basis, taking into account the known interest rates, and assumed terms to repayment.

The impact of this approach is to increase the value of debt by £20.3m, from £695.0m under the Achieved Profits basis to £715.3m on a market-consistent basis.

2.6 Valuation of in-force business

Within the market-consistent embedded value, the value of in-force business (VIF) is calculated using the "certainty equivalent" approach where the assumed future investment returns and the risk discount rate are both set equal to the risk-free rate.

The two key changes compared with the Achieved Profits VIF are:

a) a lower future investment return assumption, which results in a reduction in VIF of £160.2m; and

b) a lower risk discount rate, which increases the VIF by £204.0m.

Thus, the net effect of moving to a market-consistent basis is to increase the VIF by £43.8m.

2.7 Allowance for the cost of financial options and guarantees

Under both the Achieved Profits and market-consistent EEV bases, the intrinsic cost of financial options and guarantees is included within the VIF, based on the assumed future investment returns.

Under the market-consistent EEV basis, the intrinsic cost of financial options and guarantees increases for two reasons:

a) the assumed future investment return in the certainty equivalent value of in-force business is equal to the risk-free rate, which is lower than the assumed rate in the Achieved Profits basis, leading to guarantees being more "in the money"; and

b) the risk discount rate is lower under the EEV basis, leading to a higher cost compared with the Achieved Profits basis.

In addition, full allowance has been made for the time value of the cost of financial options and guarantees using market-consistent stochastic models calibrated to market prices at 30 June 2005.

Within the time value of financial options and guarantees, allowance has also been made for the impact of non-market risk where asymmetries in the shareholder interest in the with-profits funds mean that best estimate assumptions do not fully reflect the impact of extreme events.

The market-consistent cost of the time value of financial options and guarantees is £20.5m: £3.6m arising from market risks, and £16.9m from non-market risks.

2.8 Allowance for non-market risk on non-profit business

The EEV assumptions are based on best estimates of future experience. However, in practice there are asymmetries in the value of in-force business where the best estimate assumptions do not fully reflect the impact of extreme events.

The methodology used to determine the appropriate allowance for non-market risk is based on the analysis undertaken as part of the development of Resolution's Individual Capital Assessments (ICAs).

The non-market risks considered include: longevity, mortality, persistency, and operational risk.

This approach has resulted in Resolution making an explicit additional allowance of £64.4m for the impact of non-market risk on the VIF of the non-profit business.

2.9 Cost of required capital

The required capital for each company (as set out in Annex 1) has been defined as the greater of:

a) the minimum amount of capital required to meet the FSA capital adequacy requirements, and

b) the capital required under Resolution's published capital management policy, and

c) the commitments made to credit rating agencies.

The cost of capital under a market-consistent embedded value is the difference between the market value of the required capital and the market-consistent value of the future release of capital, allowing for the impact of tax and investment expenses.

The cost of capital is £63.1m lower on a market-consistent basis compared with the Achieved Profits approach.

2.10 DSS premiums

Under the EEV Guidance, the value of in-force business should include an appropriate allowance for the value of "renewals"; where the definition of renewals includes recurrent single premium contracts where the level of premium is pre-defined and reasonably predictable.

This guidance represents a change in treatment for the DSS rebate business within the former Britannic companies, and results in an increase of £25.4m in the VIF compared with the Achieved Profits approach.

2.11 Cost of group required capital

Resolution holds capital at the group level in order to meet the commitments made to credit rating agencies. Under EEV, we have included this capital in our definition of required capital and have allowed for the frictional costs of holding this capital. At 30 June 2005, this cost was £7.0m.

2.12 Harmonisation

Following the merger of the Britannic and RLG companies, the Achieved Profits bases were reviewed for consistency. As a result, certain economic assumptions and methodology were updated to ensure consistency in the treatment of the life companies within Resolution.

The overall impact was to reduce the Achieved Profits VIF by £34.2m, as shown in the table below:

Key changes to EV at 30 June 2005 arising from harmonisation process (£m)	
Increased cost of capital in RLG	(24.2)
Harmonisation of risk discount rate	(5.7)
Other harmonisation changes	(4.3)
Total impact on EV	(34.2)

2.13 Other

In addition to the harmonisation of bases and methodology across the Resolution group, there were some minor model developments, and restatement of results which resulted in a small increase in the opening Achieved Profits Adjusted Net Worth of £0.5m and an increase in the VIF of £8.1m.

3. EEV RESULTS AT 30 JUNE 2005

3.1 EEV at 30 June 2005

The pro-forma Achieved Profits embedded value, and the restated value on the EEV basis at 30 June 2005 are shown in the table below.

Comparison of Achieved Profits EV to EEV at 30 June 2005 (£m)			
	Achieved Profits EV	**EEV**	**Change**
Adjusted net worth	1,067.4	958.2	-10.2%
Value of in-force	1,031.7	1,046.0	+1.4%
Embedded value	2,099.1	2,004.2	-4.5%
Embedded value per share	**£5.81**	**£5.55**	

Notes:

(1) Under the Achieved Profits and EEV bases, Resolution Management Services and Britannic Asset Management are included on an IFRS basis

(2) Under the Achieved Profits and EEV bases, the purchased value of in-force within Century's net worth is included within the value of in-force.

3.2 Adjusted net worth

The pro-forma adjusted net worth of Resolution at 30 June 2005 on an Achieved Profits basis was £1,067.4m[1], which reflected the net worth of Britannic on an IFRS basis, and RLG on a Modified Statutory Solvency Basis.

Following the application of IFRS to the fully merged group, and making further adjustments as described in section 2, the adjusted net worth on an EEV basis at 30 June 2005 was £958.2m. A reconciliation of the adjusted net worth under the Achieved Profits and EEV bases is shown in the table below:

Reconciliation of Achieved Profits and EEV Adjusted Net Worth at 30 June 2005 (£m)	
Achieved Profits Adjusted Net Worth at 30 June 2005	**1,067.4**
Intrinsic burn-through cost on PALAL	(33.5)
Tax on non-profit funds surplus assets	(71.5)
Pension scheme surplus	15.6
Value of debt and minority interests	(20.3)
Other adjustments	0.5
EEV Adjusted Net Worth at 30 June 2005	**958.2**

[1] after a reclassification of £40m in respect of Century purchased value of in-force from net worth to value of in-force

3.3 Value of in-force

The reconciliation of the value of in-force business ("VIF") under the Achieved Profits and EEV bases at 30 June 2005 is shown in the table below.

Reconciliation of Achieved Profits and EEV VIF at 30 June 2005 (£m)	
Achieved Profits VIF at 30 June 2005[2]	**1,031.7**
Impact of moving to certainty equivalent approach	43.8
Time value cost of options & guarantees: market risk	(3.6)
Time value cost of options & guarantees: non-market risk	(16.9)
Allowance for non-market risk on non-profit business	(64.4)
Change in cost of capital	63.1
Capitalise DSS premiums	25.4
Cost of group required capital	(7.0)
Harmonisation of embedded value bases	(34.2)
Other adjustments	8.1
Market-consistent VIF at 30 June 2005	**1,046.0**

These elements are described in more detail in section 2.

[2] after a reclassification of £40m in respect of Century purchased value of in-force from net worth to value of in-force

3.4 Derived risk discount rates by product group

Having calculated the market-consistent embedded value at 30 June 2005, the implied risk discount rates by product group were derived, as shown in the table below:

Derived Risk Discount Rates by Product Group at 30 June 2005						
	WP Funds			Annuities	Unit-Linked	Other Non-Profit
	BA	**PLP**	**PALAL**			
Risk free rate	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%
Impact of:						
Bottom-up market risk	2.3%	2.0%	1.2%	3.9%	1.9%	0.5%
Cost of options						
- market risks	0.1%					
- non-market risks	0.5%	0.2%				
Other non-market risk				0.4%	1.3%	0.8%
Risk discount rate	**7.2%**	**6.5%**	**5.5%**	**8.6%**	**7.5%**	**5.6%**
EEV VIF (£m)	**214.7**	**134.4**	**4.7**	**72.7**	**193.2**	**417.8**

The VIF for the with-profits funds excludes the with-profits business of Century, Cornhill and Swiss Life (combined VIF of £15.5m). Total VIF excludes group cost of capital of £7m.

The EEV VIF shown in the table above comprises the certainty equivalent present value of future profits less the cost of options and guarantees, the allowance for non-market risks and the cost of required capital.

3.5 Components of Market-Consistent Embedded Value at 30 June 2005

Components of Market-Consistent Embedded Value at 30 June 2005 (£m)

	Net worth	Intrinsic burn-through cost	Goodwill	Adjusted net worth	Certainty equivalent VIF	Time value of options & guarantees	Allowance for non-market risks	Cost of required capital	Total MCEV
Life Division									
Britannic Assurance	416.0			416.0	270.0	(16.0)	(5.2)	(10.1)	**654.7**
Britannic Retirement Solutions	40.1			40.1	22.4	0.0	(5.0)	(7.6)	**49.9**
Britannic Unit Linked Assurance	25.0			25.0	3.9	0.0	(1.5)	0.0	**27.4**
Century Life	6.9			6.9	59.8	(2.7)	(7.4)	(5.1)	**51.5**
Cornhill portfolio	0.0			0.0	199.7	0.0	(9.3)	(3.2)	**187.2**
Phoenix Life & Pensions	56.3			56.3	140.9	(1.8)	0.0	(4.6)	**190.8**
Phoenix & London Insurance	317.1	(83.7)		233.4	37.9	0.0	0.0	(33.2)	**238.1**
Bradford Insurance (*)	10.8			10.8	0.0	0.0	0.0	0.0	**10.8**
Phoenix Assurance (*)	205.0			205.0	211.0	0.0	(10.3)	(9.4)	**396.3**
RSA Linked Insurances (*)	95.5			95.5	152.4	0.0	(20.6)	(8.4)	**218.9**
Swiss Life UK (*)	167.7			167.7	129.1	0.0	(5.1)	(7.6)	**284.1**
Total Life Division	**1,340.4**	**(83.7)**	**0.0**	**1,256.7**	**1,227.1**	**(20.5)**	**(64.4)**	**(89.2)**	**2,309.7**
RMS	**32.7**			**32.7**					**32.7**
BAM	**33.7**		**117.5**	**151.2**					**151.2**
Group & Holding Companies									
Net assets	232.9			232.9				(7.0)	225.9
External debt (RLG)	(482.5)			(482.5)					(482.5)
External debt (Britannic)	(116.0)			(116.0)					(116.0)
RLG preference shares	(116.8)			(116.8)					(116.8)
Total Group & Holding Cos	**(482.4)**	**0.0**	**0.0**	**(482.4)**	**0.0**	**0.0**	**0.0**	**(7.0)**	**(489.4)**
TOTAL EEV	**924.4**	**(83.7)**	**117.5**	**958.2**	**1,227.1**	**(20.5)**	**(64.4)**	**(96.2)**	**2,004.2**

(*) Merged into Phoenix Life Limited at 31 December 2005

4. SENSITIVITIES

The table below summarises the key sensitivities to the EEV:

EEV Sensitivities at 30 June 2005		
	Change in EEV (£m)	%Change
Base EEV at 30 June 2005	**2,004.2**	
100 basis point increase in risk discount rates	(149.9)	-7.5%
100 basis point increase in equity and property returns	n/a	n/a
100 basis point decrease in risk-free rates	(18.4)	-0.9%
10% reduction in market values of equity and property assets	(85.9)	-4.3%
10% proportionate decrease in lapse rates and PUP rates	(1.2)	-0.1%
10% proportionate increase in lapse rates and PUP rates	(0.4)	0.0%
5% proportionate decrease in mortality and morbidity (annuity)	(24.0)	-1.2%
5% proportionate decrease in mortality and morbidity (assurance)	22.6	1.1%
Decrease in required capital to statutory minimum	15.0	0.7%

100 basis point increase in risk discount rate

This sensitivity has been shown to facilitate comparison between companies. The reduction in EEV of £150m arises from increasing the risk discount rates derived in section 3.4 by 1%.

100 basis point increase in equity and property returns

There is no impact on the EEV of an increase in equity or property returns because under a market-consistent valuation, all assets are assumed to earn the risk-free rate of return.

100 basis point decrease in risk-free rates

A decrease in risk-free rates has minimal impact on the value of in-force business. The key impact is that the intrinsic cost of options and guarantees will increase due to the lower assumed future investment returns. This cost is offset to some extent by the upward revaluation of the fixed interest assets.

10% reduction in market values of equity and property assets

A 10% immediate reduction in the market values of equity and property assets leads to a reduction in the net worth of £86m.

10% proportionate decrease in lapse rates and PUP rates

A decrease in lapse and paid-up (PUP) rates across all product lines and companies results in a marginal reduction in the EEV.

10% proportionate increase in lapse rates and PUP rates

Similarly, an increase in lapse and PUP rates across all product lines and companies leave the EEV virtually unchanged.

5% proportionate decrease in mortality and morbidity (annuity)

A 5% decrease in the base mortality rates for annuity and morbidity business would cause a £24m reduction in the EEV.

5% proportionate decrease in mortality and morbidity (assurance)

A 5% decrease in the base mortality rates for assurance and morbidity business would cause a £23m increase in the EEV

Decrease in required capital to statutory minimum

Altering the definition of required capital to the capital required to meet the statutory minimum capital requirements would reduce the cost of capital by £15m.

5. EEV METHODOLOGY

5.1 Market-consistent approach

For the purposes of EEV reporting, Resolution has adopted a market-consistent methodology. Within a market-consistent embedded value ("MCEV") framework, assets and liabilities are valued in line with market prices and consistently with each other.

- In principle, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. Thus the value of assets is the market value of assets and the value of liabilities is the value of comparable asset cash flows.

The MCEV consists of the following components:

- Free surplus allocated to the covered business;
- Required capital, less the market-consistent cost of holding required capital; and
- Market-consistent VIF less the market-consistent cost of financial options and guarantees.

5.2 Covered business

The covered business includes the Life Insurance companies within Resolution:

Britannic Companies	**RLG Companies**
Britannic Assurance	Phoenix Life & Pensions
Alba Life	Phoenix & London Assurance
Britannic Unit Linked Assurance	Phoenix Assurance
Britannic Retirement Solutions	Royal & Sun Alliance Linked Insurances
Cornhill portfolio	Swiss Life (UK)
Century Life	Bradford Insurance

The definition of covered business excludes RMS and BAM for the reasons described below.

Resolution Management Services (RMS)

Under the EEV Guidance, productivity gains should not be recognised until they have been achieved. This treatment is inconsistent with the cost profile of closed business, where continual cost reductions are required to maintain unit costs as the business runs off. Thus, the EEV Guidance does not allow the true economic value of RMS to be reflected.

The profits from RMS will emerge on an IFRS basis, but the expected profits have not been capitalised within the EEV for Resolution.

Additionally, the expense synergies identified as arising from the merger will not be recognised until they have been achieved.

Thus, only the net worth of RMS of £33m has been included in the EEV at 30 June 2005.

Britannic Asset Management (BAM)

Similar to the treatment of RMS, at 30 June 2005, the EEV for BAM is unchanged from the approach adopted under the Achieved Profits basis, and has been taken as the sum of:

- net assets (on an IFRS basis) of £33.7m, and
- goodwill of £117.5m

At 30 June 2005, the assets under management were principally derived from the Britannic life companies, together with third party business. The asset management of the RLG Life companies is expected to be transferred to BAM during the first half of 2006.

5.3 Free surplus and required capital

The EEV Principles require capital allocated to the covered business to be split between required capital, where future distributions to shareholders are restricted, and free surplus.

The required capital for each company has been defined as the greater of:

a) the minimum amount of capital required to meet the FSA capital adequacy requirements, consisting of the greater of Pillar 1 and Pillar 2 capital requirements, where the Pillar 2 capital requirements allow for any Individual Capital Guidance received from the FSA; and

b) the capital required under Resolution's capital management policy (as set out in Annex 1); and

c) the commitments made to credit rating agencies.

5.4 Cost of capital

The EEV Principles require companies to make an allowance for the cost of capital, consistent with the definition of required capital. The cost of capital is defined as the difference between the market value of the required capital and the present value of future releases allowing for future investment return on that capital. The market-consistent cost of capital allows for investment expenses and the cost of taxation.

5.5 Value of in-force (VIF)

The approach adopted to calculate the market-consistent VIF combines deterministic and stochastic models. Deterministic techniques have been used to value 'non-option cash flows', that is cash flows whose values vary linearly with market movements. Stochastic techniques have been used to value cash flows with asymmetric pay-offs (e.g. investment guarantees).

For the deterministic approach, the calculation of the VIF involves valuing cash flows using a discount rate which reflects the risk inherent in each cash flow. In practice, it is not necessary to discount each cash flow at a different rate. The same results can be achieved by projecting and discounting all cash flows at the risk free rate under the 'certainty equivalent approach'.

The market-consistent VIF is calculated under the certainty equivalent approach by using existing embedded value models and projecting and discounting all cash flows at risk free rates.

For the stochastic approach, the MCEV calculation involves the use of stochastic models developed for the purposes of realistic balance sheet reporting.

5.6 Cost of financial options and guarantees

The EEV Principles require companies to make an explicit allowance for the time value of financial options and guarantees.

Resolution has calculated the market-consistent cost of financial options and guarantees using market-consistent stochastic models calibrated to the market prices of financial instruments at 30 June 2005. The stochastic models allow for the impact of management actions and the hedging strategies which were in place at 30 June 2005.

5.7 Allowance for non-market risk

Resolution has made explicit allowances for the impact of non-market risk:

a) Within the time value of financial options and guarantees in the with-profits funds, allowance has also been made for the impact of non-market risk where asymmetries in the shareholder interest mean that best estimate assumptions do not fully reflect the impact of extreme events.

b) Similarly, within the VIF of the non-profit business, an explicit allowance has been made for the impact of non-market risk.

The methodology used to determine the appropriate allowance for non-market risk is based on the analysis undertaken as part of the development of Resolution's ICAs.

The table below summarises how each item of risk has been explicitly considered within the EEV for Resolution:

Type of risk	EEV methodology
Market-related risks	Allowed for explicitly in EEV calculations
Non-market risks related to with-profits business (including non-profit business within with-profits funds)	Allowed for in calculation of options and guarantees
Non-market risks related to non-profit business which are asymmetrical relative to shareholders impact	Allowed for in calculation of non-market risk
Non-market risks related to non-profit business which are symmetrical relative to shareholders impact	Within best estimate assumption

5.8 Value of new business

There is no value attributed to future new business.

5.9 Treatment of debt

The cost of debt and preference shares at 30 June 2005 has been calculated on a market-consistent basis, as summarised in the table below. All debt and preference shares at 30 June 2005 were unquoted, so the market-consistent value has been determined on a discounted cash flow basis, taking into account the known interest rates, and assumed terms to repayment.

Valuation of Debt and Preference Shares at 30 June 2005 (£m)		
	Face value	**Market-consistent value**
Britannic senior debt	115.0	116.0
RLG senior debt	480.0	482.5
RLG preference shares	100.0	116.8
Total	**695.0**	**715.3**

5.10 Agency costs

No allowance has been made for agency costs, which represent the premium required by investors for giving up direct control of their capital to their "agents", in this case, the management of Resolution. Any allowance for agency costs will necessarily be subjective, and it is not appropriate to make such allowance for the purposes of financial reporting.

6. EEV ASSUMPTIONS

6.1 Economic assumptions

MCEV

The gilt yield at 30 June 2005 was 4.2% (defined as the annualised return on the FTSE UK 15 year gilt index). The risk free yield curve at the valuation date was defined as the annually compounded UK nominal spot curve plus 10 basis points.

Thus, the risk-free rate at 30 June 2005 was assumed to be 4.3%.

EEV

The assumed investment returns (before tax) by asset class are shown in the table below:

Investment Returns by Asset Class at 30 June 2005			
	Income	**Gains**	**Total return**
Gilts	4.2%		4.2%
Other Fixed Interest	4.7%		4.7%
Index Linked Gilts	2.1%	1.7%	3.8%
Equities – UK	3.1%	3.6%	6.7%
Equities – Overseas	2.0%	4.7%	6.7%
Property	6.7%		6.7%

6.2 Risk discount rates

The derived risk discount rates by product group and company are given below:

Derived Risk Discount Rates by Product Group at 30 June 2005						
		WP Funds		Annuities	Unit-Linked	Other Non-Profit
	BA	PLP	PALAL			
Risk free rate	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%
Impact of:						
Bottom-up market risk	2.3%	2.0%	1.2%	3.9%	1.9%	0.5%
Cost of options						
- market risks	0.1%					
- non-market risks	0.5%	0.2%				
Other non-market risk				0.4%	1.3%	0.8%
Risk discount rate	**7.2%**	**6.5%**	**5.5%**	**8.6%**	**7.5%**	**5.6%**

6.3 Expenses

The projected per policy expenses are based on the existing management services agreements with RMS, adjusted to allow for costs incurred directly by the life companies (eg regulatory fees).

The projected investment expenses are based on the fees agreed with BAM (or external fund managers where appropriate), allowing for the current and projected future asset mix.

Corporate expenses have not been capitalised, and will be included within the incurred expenses for RMS in each year as they arise.

6.4 Other assumptions

All other assumptions reflect the best estimate of future experience, and are reviewed regularly in light of emerging data on both industry and company-specific experience.

7. TILLINGHAST SUPPORT

The EEV methodology adopted by Resolution has been developed through close consultation with Resolution's consulting actuaries, Tillinghast, who have made the following statement:

"We have worked closely with Resolution plc to develop their European Embedded Value methodology and are satisfied that the approach used is robust and is based on market-consistent principles."

8. ERNST & YOUNG PROCEDURES

Dear Sirs

PRO-FORMA EUROPEAN EMBEDDED VALUE (EEV) INFORMATION AT 30 JUNE 2005

You have engaged us to perform an audit of the European Embedded Value balance sheet of Resolution plc at 31 December 2005 and our opinion in respect of that balance sheet will be included in the Supplementary Information to be published with the 2005 Report and Accounts.

You have engaged us to perform certain procedures in respect of the restated pro-forma European Embedded Value information as at 30 June 2005 and those procedures are the subject of this report. Due to the fact that we have not performed an audit or review of the balance sheet at 30 June 2005 of either Britannic Group plc or Resolution Life Group Ltd prepared under IFRS or on an embedded value basis, these procedures do not constitute an audit or review made in accordance with International Standards on Auditing or International Standards on Review Engagements.

In accordance with our engagement letter dated 22 November 2005 we have undertaken the procedures described below in connection with the market announcement (RNS) to be issued by Resolution plc entitled "Resolution plc adopts European Embedded Value ("EEV") Principles" on 7 March 2006 ("the pro-forma EEV information").

Responsibility
The Directors are responsible for the preparation of the pro-forma EEV information, for the contents of the market announcement and for the development and operation of the models used to compute EEVs.

It is our responsibility to perform the procedures set out below in respect of the pro-forma EEV information and to report the results of those procedures to you.

Scope of work
We have performed the procedures detailed below. Our work was undertaken in accordance with the International Standard on Related Services applicable to agreed-upon procedures engagements.

- A comparison of the European Embedded Value methodology applied by Resolution plc with the EEV principles and guidance set out by the CFO Forum;
- A review of the economic and operating assumptions applied for consistency with the EEV principles and guidance published by the CFO Forum;
- Checking on a sample basis that the models used to compute the EEV reflect the stated methodology;
- Checking on a sample basis that the disclosed economic and operating assumptions have been applied in the models used to compute the EEV;
- Agreeing the pro-forma EEV balance sheet at 30 June 2005 to the output from the models; and

- Agreeing items in the reconciliation between EEV net worth at 30 June 2005 and IFRS net assets at that date to underlying accounting records or, in the case of the Britannic Group plc IFRS net assets at that date, to the unaudited Interim Statement.

Results of procedures
In respect of the procedures listed above:

- The European Embedded Value methodology applied by Resolution plc is consistent with the EEV principles and guidance set out by the CFO Forum except for the exclusion of RMS and the asset management business from covered business as described in note 5.2 to the pro-forma EEV information;
- The economic and operating assumptions are consistent with the EEV guidance published by the CFO Forum;
- The models used to compute the EEV reflect the stated methodology and assumptions;
- The pro-forma balance sheet is consistent with the output from the models; and
- Items included in the reconciliation between EEV net worth at 30 June 2005 and IFRS net assets at that date are in agreement with underlying accounting records and, in the case of the Britannic Group plc IFRS net assets at that date, the unaudited Interim Statement.

Because the above procedures do not constitute either an audit or a review made in accordance with International Standards on Auditing or International Standards on Review Engagements, we do not express any assurance on the pro-forma EEV information.

Had we performed additional procedures or had we performed an audit or review of the pro-forma EEV information in accordance with International Standards on Auditing or International Standards on Review Engagements, other matters might have come to our attention that would have been reported to you.

This report relates only to the items specified above and does not extend to any financial statements of Resolution plc, taken as a whole. Our report is prepared solely for the purpose set out in the third paragraph of this report and for your information and is not to be used for any other purpose. Ernst & Young LLP only accepts responsibility to the addressees of this report on the basis of the engagement letter and assumes no responsibility whatsoever in respect of or arising out of or in connection with the contents of this report to parties other than yourselves. If other parties choose to rely, in any way, on the contents of this report, they do so entirely at their own risk.

Yours faithfully

9. FULL YEAR DISCLOSURES

The 2005 preliminary results will be published on 4 April 2006. At 31 December 2005, IFRS profits will be presented on an "acquisition basis", reflecting the full year profits of Britannic and the post-acquisition profits of RLG. In addition, pro-forma IFRS results for the second half of 2005 will also be provided.

The supplementary financial information provided will be on a market-consistent EEV basis at 31 December 2005 including:

- The same methodology adopted at 30 June 2005, as described in this restatement
- A detailed breakdown of the underlying MCEV by life company
- Full allowance for the impact of the 2005 Fund Merger

In addition, the supplementary financial information will include a full analysis of the EEV profits for the second half of 2005 on a pro-forma basis assuming that the merger of Britannic and RLG had completed on 30 June 2005. The expected format for this disclosure is shown below:

Expected Format for Analysis of Resolution EEV Profits for Second Half of 2005 (£m)			
	Adjusted net worth	**Value of in-force**	**Total**
Expected return on existing business ■ Expected return on value of in-force ■ Transfer to net worth			
Expected return on shareholders' net worth			
Expected EEV profit before tax			
Operating experience variances			
Operating assumption changes			
EEV operating profit before tax			
Non-recurring items			
Economic experience variances			
Effect of economic assumption changes			
EEV profit before tax			
Attributed tax charge			
EEV profit after tax			

ANNEX 1 – CAPITAL MANAGEMENT POLICY

A1. Non-profit or unit-linked companies

The Group's current capital management policy for companies which write primarily non-profit or unit-linked business is to maintain sufficient capital within each company:

- to cover at least the greater of 125% of its Pillar 1 capital requirements and 110% of its Pillar 2 Internal Capital Assessment ("ICA") capital requirement, as adjusted by any Individual Capital Guidance ("ICG") provided by the FSA; and
- within the shareholders' fund and/or as surplus assets within the non-profit sub fund to cover at least the greater of 100% of its Pillar 1 capital requirements and 100% of the Pillar 2 ICA capital requirement, as adjusted by any ICG, in relation to business written in the non-profit fund(s).

A2. With-profits companies – PLP & PALAL

For the two larger with-profits companies acquired from Royal & Sun Alliance Insurance Group plc (Phoenix Life & Pensions Limited and Phoenix & London Assurance Limited), the Group has undertaken to maintain sufficient capital within each company:

- to cover its Pillar 1 capital requirements by a margin of at least £50million; and
- to cover its Pillar 2 ICA capital requirements, as adjusted by any ICG, by a margin of at least £50 million.

A3. With-profits companies – Britannic Assurance

As Britannic Assurance plc was the initial company in the Group, no specific capital management policy has been agreed with the FSA in respect of this company. The historical capital management policy for the Britannic Group prior to the Merger was to hold surplus capital at the Britannic Assurance plc level.

The assumed required capital for Britannic Assurance has been defined as the maximum of:

- 100% of its Pillar 1 capital requirement; and,
- 125% of its Pillar 2 ICA capital requirement, as adjusted by any ICG

Resolution

28th March 2006

Resolution announces policy payouts on with-profits policies

Resolution plc (Resolution), the largest specialist manager of in-force UK closed life funds, today announces past performance results on £50 per month 25 year endowment policies across its full range of with-profits funds.

In recent years many closed life funds (including some of those now managed by Resolution) have stopped participating in past performance surveys. Resolution believes it is just as important for customers in closed funds to have up-to-date information on past performance as it is for those in open funds.

The table in the Notes to Editors shows the payout for each with-profits fund managed by Resolution and demonstrates clearly the differing financial position of the funds. Each with-profits fund is managed in accordance with its own Principles and Practice of Financial Management and subsidies between funds are not permitted. The performance for each with-profits fund largely reflects the historic performance of that fund prior to Resolution acquiring it, but will also reflects action taken by Resolution since acquisition to stabilise and improve the position of the fund.

The UK actuarial profession has noted that it expects payouts on long term with-profits policies to continue to reduce over the next few years. Payouts in the majority of the with-profits funds managed by Resolution, along with those of most other companies, followed this trend over the last year and were lower as at 1 February 2006 than a year previously. Exceptions to this trend are:

- 130,000 former Swiss Life UK policyholders have benefited from the initiatives announced on 24th January 2006, resulting in payouts on their policies increasing significantly and moving into the top quartile as at 1 February 2006; and
- a small number of holders of with-profits policies in the former Phoenix Assurance with-profits fund have continued to benefit from policy payouts significantly in excess of those offered by any other provider.

In the future all with-profits funds managed by Resolution will participate in the authoritative endowment past performance surveys published by Money Management magazine. Resolution would encourage other closed life funds to consider re-entering these surveys thereby improve transparency for consumers and allowing these surveys to show a more representative picture of the performance of with-profits policies across the UK life industry.

Ian Maidens, Group Chief Actuary, commented: *"We believe it is just as important for customers in closed funds to have up-to-date information on past performance as it is for those in open funds. The publication of policy payout figures today for all of our with-profits funds demonstrates our commitment to managing these funds in a transparent and open manner."*

For further information, please contact:

Resolution plc
Ian Maidens, Group Chief Actuary — Tel: 020 7489 4863
Lucy Symonds, Corporate Communications — Tel: 01564 202529

Temple Bar Advisory Limited
Alex Child-Villiers — Tel: 07795 425580

Resolution

Notes to Editors

The table below shows the past performance results for the various with-profits funds managed by Resolution (shown in bold italics) together with those included in the Money Management survey and other company results obtained from company press releases.

Payouts on 25 Year With-Profit Endowment Policies
£50 per month premium

	1 Feb 2005	1 Feb 2006	Change Over Year
Phoenix Life Limited (former Phoenix Assurance)	***209,090***	***304,696***	***46%***
Phoenix Life Limited (former Swiss Life Industrial Branch)	***47,181***	***97,523***	***107%***
Red Rose	81,865	81,865	0%
Sheffield Mutual		73,519	
Liverpool Victoria	78,181	72,624	-7%
Wesleyan	70,165	70,117	0%
Healthy Investment	77,913	68,048	-13%
Century Life (former NEL)	***67,114***	***67,851***	***1%***
Phoenix Life Limited (former Swiss Life Ordinary Branch)	***51,838***	***62,212***	***20%***
Children's Mutual	62,843	56,737	-10%
Scottish Equitable	49,319	54,042	10%
Britannic (former Allianz Cornhill)		***53,770***	
Ecclesiastical	54,592	52,725	-3%
NFU Mutual	57,362	52,113	-9%
Norwich Union (former General Accident)	57,223	51,815	-9%
Norwich Union (former Commercial Union) (Note 1)		51,111	
Britannic Assurance (Ordinary Branch)	***55,570***	***50,982***	***-8%***
Prudential	51,583	50,498	-2%
Prudential (Scot Am)	48,008	47,252	-2%
Co-operative Insurance	52,157	47,229	-9%
Scottish Life	48,376	47,104	-3%
Norwich Union (former Norwich Union Life & Pensions)	48,451	46,653	-4%
Scottish Friendly	52,136	46,492	-11%
Phoenix Life & Pensions (formerly RSA Life & Pensions)	***51,352***	***46,410***	***-10%***
Clerical Medical	49,529	46,327	-6%
MGM	50,814	45,500	-10%
Legal & General	48,235	45,494	-6%
Scottish Mutual	42,193	43,032	2%
Scottish Widows	44,086	42,106	-4%
Standard Life	51,219	41,806	-18%
Friends Provident	45,295	38,843	-14%
Norwich Union (former Provident Mutual) (Note 1)		38,061	
Phoenix & London Assurance (formerly Sun Alliance & London) (Note 2)	***43,419***	***37,385***	***-14%***
Scottish Provident	42,635	36,746	-14%
Britannic Assurance (Industrial Branch)	***42,508***	***36,150***	***-15%***
Alba Life (former Britannia Life)	***36,096***	***34,985***	***-3%***
Alba Life (former Crusader)	***31,763***	***31,329***	***-1%***
Alba Life (former Life Assurance of Scotland)	***29,446***	***29,041***	***-1%***
Median	51,017	47,241	-7%
Average in Money Management Survey	54,452	52,445	-4%

Source: April 2006 edition of Money Management magazine
Note 1: Source is company press release
Note 2: Phoenix & London Assurance payouts are as at 1 January

Median and average payout results reflect only those companies included in the table. Inclusion of past performance in respect of all UK life funds would be likely to reduce these figures.

Initiatives in relation to former Swiss Life UK with-profits policies

The initiatives announced on 24th January 2006 for former Swiss Life UK policyholders are examples of the types of action that can be taken by Resolution's management to improve payouts to customers. They included:

- fixing the level of future expenses to be charged to the with-profits funds at significantly lower levels than those previously applying;
- buying most of the non-profit and unit-linked policies out of the with-profits funds; and
- merging the Industrial Branch and Ordinary Branch with-profits funds as part of a transfer of the business of Swiss Life UK to Phoenix Life Limited on 31 December 2005.

Resolution

29 March 2006

Resolution plc buys back preference shares in Resolution Life Group Limited from Royal & Sun Alliance Insurance Group plc

Resolution plc ("Resolution"), the largest specialist manager of UK closed life funds, announces that it has entered into an agreement with Royal & Sun Alliance Insurance Group plc ("R&SA") to purchase all the preference shares that R&SA owns in Resolution's subsidiary Resolution Life Group Limited ("RLG") for total payment of £100 million. The transaction is expected to complete on 31 March 2006 and this will be reflected in Resolution's European Embedded Value ("EEV") at 31 December 2005.

The payment will be funded from internal resources and will consist of the payment of a dividend of £13.125 million in respect of the period from 30 September 2004 to 31 March 2006 together with a cash consideration of £86.875 million representing 87% of the par value of the preference shares.

As part of the acquisition agreement, (i) the indemnity which R&SA had given to RLG in relation to potential mis-selling liabilities within the former R&SA life companies acquired by RLG in September 2004 and (ii) non-tax warranties given at the time of the sale of the former R&SA life companies will be cancelled. The best estimate reserves in respect of potential mis-selling liabilities underlying the 30 June 2005 EEV restatement published by Resolution on 7 March 2006 would not have resulted in any payment being due from R&SA under the mis-selling indemnity.

For further information, please contact:

Resolution plc
Ian Maidens, Group Chief Actuary — Tel: +44 (0)20 7489 4863
Steve Riley, Investor Relations Director — Tel: +44 (0)20 7489 4884

Temple Bar Advisory Limited
Alex Child-Villiers, Media Enquiries — Tel: +44 (0)7795 425580

Notes to editors

1. RLG completed the acquisition of the former R&SA UK life operations on 30 September 2004 for a total consideration of £850m. The consideration comprised £750m cash together with £50m of 8.75% cash preference shares and £50m of 8.75% PIK preference shares.

2. As part of the terms of the transaction R&SA agreed to share the costs of increases in mis-selling liabilities in the former R&SA life companies if the costs of those liabilities exceeded an agreed level. This could have resulted in R&SA making cash payments to RLG, capped at £76m. This liability would have expired on 31 December 2009.

3. The acquisition agreement between R&SA and RLG contained customary warranties from R&SA in connection with the former R&SA life companies concerning, amongst other matters: accounts; material contracts; intellectual property rights; IT systems; anti-trust; compliance; actuarial matters; information relating to mis-selling; properties; environment; employees and pensions and other employee benefits. These warranties expire on 31 March 2006 and there are no known claims outstanding.

Resolution

4 April 2006

Resolution plc

Unaudited results for the twelve months to 31 December 2005

- European embedded value (EEV) per share of £5.90 increased 6% from 30 June 2005
    - excludes value of targeted merger synergies totalling £38 million per annum
- Four-way fund merger completed, resulting in an after tax increase in EEV of £48.4 million, principally from financial synergies
- Results have been published in accordance with IFRS for 2005. IFRS operating profit (i), including the former Resolution Life Group (RLG) for the post acquisition period from 6 September 2005, amounted to £180.4 million
- Pro forma EEV operating profit for the Group is published for the first time following the re-statement to EEV. This profit, amounted to £85.8 million (ii) for the 6 months to 31 December 2005
- Strong performance in asset management with IFRS profits up 18% to £11.8 million and third party sales 39% higher at £248 million for the year
- Proposed final dividend for 2005 of 13.21 pence per share, making 19.81 pence in total for the year, equivalent to an 11% increase
- Dividend growth rate increased to 13% from 2006 through to 2009
- Policy payouts significantly increased for over 130,000 of Resolution's with-profit policyholders benefiting from specialist management of in-force life books
- Restructuring to transfer ownership of Alba Life, previously owned by the Britannic Assurance with-profit funds, to a wholly-owned subsidiary, announced today

(i) Before amortisation of acquired in-force business, non-recurring items, short term investment fluctuations, financing costs and tax
(ii) Before non-recurring items, financing costs and tax

Paul Thompson, Group Chief Executive of Resolution plc commented:

"This has been a transformational year, with the merger creating the leading specialist closed fund manager with significant competitive advantages.

"Our rigorous approach to financial and operational management of in-force life funds is already delivering tangible benefits to investors and policyholders. We have grown the EEV, raised dividend growth to 13% per annum and achieved higher payouts for many of our with-profit policyholders.

"Resolution remains strongly positioned to lead the future consolidation of in-force life funds through our scale, strong cashflows and proven expertise."

Newswires: There will be a conference call today for newswires at 7.30 a.m. (UK time) hosted by Paul Thompson, Group Chief Executive, and Mike Biggs, Group Finance Director. The dial in number is: +44 (0)1452 556620.

Analysts: There will be a presentation at 9.30 a.m. (UK time) at The London Stock Exchange, 10 Paternoster Square, London EC4. Slides will be available from 9.00 a.m. (UK time) at www.resolutionplc.com ahead of a live webcast of the presentation.

Photographs: High resolution photographs are available to download from the Media Centre at www.resolutionplc.com

Enquiries:

Paul Thompson: Group Chief Executive +44 (0)20 7489 4875

Steve Riley: Investor Relations Director +44 (0)20 7489 4884

Media:

Alex Child-Villiers: Temple Bar Advisory +44 (0)7795 425 580

Disclaimer

This statement may contain certain "forward-looking statements" with respect to certain of Resolution's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Resolution's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Resolution affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result Resolution's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Resolution's forward-looking statements. Resolution undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

Group Chief Executive's summary

Our life and asset management businesses have performed strongly in 2005. The European Embedded Value (EEV) per share increased by 6% to £5.90 in the second half of the year with restructuring benefits coming through strongly, asset management profits and sales were up and solid progress was made towards achieving our targeted merger synergies. Our underlying operating profits on both a statutory IFRS and EEV basis were strong.

Dividend

The Board reviewed the dividend policy following the merger and is accelerating the rate of growth to 13% per annum in 2006 through to 2009, from the current policy of 11% per annum growth to 2009. The final dividend is proposed to be 13.21 pence per share making 19.81 pence per share in total representing an 11% increase for 2005. In reviewing the dividend, the Board took into account the strengthened dividend paying capacity following the merger, current and prospective EEV earnings and the strong projected cashflows underpinning the Group. From 2010, we have modelled 2% per annum dividend growth absent further value creating activities such as restructuring or acquisitions.

Merger integration

The integration of the Britannic and Resolution Life Group businesses made good progress in the final quarter of the year following completion of the merger on 6 September 2005. We are on track to deliver the estimated cost synergies of £20 million per annum by the end of 2007 with an estimated one third of those savings being achieved in 2006. The savings will materialise from rationalising life company structures, management processes, property, external spend and finance systems. Our estimate of integration costs to achieve these savings remains at £28 million.

Life company restructuring

In managing our existing life company assets, we look at ways of applying the benefits of scale and efficiency to our in-force book. At the end of 2005, the previously announced four-way merger of life businesses was completed. As a result of this fund merger, together with the natural emergence of surplus in the business, a dividend of £251 million was paid by the life division to Group in March 2006. The fund merger resulted in an after tax increase in the EEV of £48.4 million, principally from financial synergies.

On 3 April 2006, Resolution's life division completed a further restructuring which resulted in ownership of Alba Life, previously owned by the Britannic Assurance with-profit funds, transferring to Resolution Life Limited (a wholly-owned subsidiary of Resolution plc). The terms of this transaction were reviewed by an independent actuary, Nick Dumbreck of Watson Wyatt, who reported to the boards of Britannic Assurance and Alba Life on the impact of the restructuring on policyholders. The independent actuary's terms of reference were agreed with the FSA. The EEV of Alba Life as at 31 December 2005 was approximately £214 million and the restructuring is expected to lead to an increase in the EEV of Resolution plc of approximately £50 million in the first half of 2006. The restructuring was funded using internal resources and achieves Resolution's target return on capital for closed fund acquisitions of 12% per annum including synergies.

As a result of the Alba Life restructuring and the associated reduction in the risk profile of the with-profit funds of Britannic Assurance, combined with improving investment conditions and enhanced asset/liability matching, the Britannic Assurance Board has been able to approve the distribution of a larger proportion of the surplus within the company's with-profit funds. In practice this accelerated distribution will have little impact on policies in the Ordinary Branch with-profit fund in the near future, but it is expected that payouts on with-profit policies in the Industrial Branch fund, in which a significant proportion of the policies are expected to mature in the next few years, will be increased by between 5% and 20% at the next bonus review date.

The Alba Life restructuring is another example of Resolution acting to enhance or accelerate distributions to policyholders by removing or reducing constraints within a with-profit fund.

Management see further restructuring opportunities from the existing in-force book in 2006.

Results

The EEV increased to £2,131 million at 31 December 2005, from £2,004 million at 30 June 2005, including goodwill of £145 million principally from our asset management business, and before allowing for the final dividend. This increase does not include the value of future merger synergies from cost savings or increased asset management profits.

The move to IFRS reporting requires the Group to account for the merger as an acquisition of the former Resolution Life Group (RLG). Consequently, only the IFRS profits of the former RLG post the completion of the merger on 6 September 2005 are included. On this basis, IFRS operating profit for 2005 was £180.4 million.

Following the harmonisation of reporting bases of the previous two groups using EEV methodology, the pro forma operating profit for the Group for the discrete second half of 2005, including EEV life profit, amounted to £85.8 million.

Life division

EEV operating profit for the life division for the 6 months to 31 December 2005 amounted to £84.9 million.

In addition maintaining a high equity weighting in some of our life funds contributed towards an £87.9 million uplift in the EEV profit before tax.

We seek to de-risk our operations where we see levels of risk inconsistent with a run-off business. There is considerable focus on asset liability matching and hedging interest rate risks resulting from guarantees. In the first half of the year, we substantially reduced structural longevity risk in with-profit funds through the sale of annuity blocks totalling £3.6 billion.

Asset management

Our asset management business made strong progress during the year. Profits increased by 18% to £11.8 million benefiting from tight cost controls, increased revenues from higher equity markets and third party sales, and new assets under management from the acquisition of the life operations of Allianz Cornhill and Century Life. Retail sales increased by 39% to £248 million following fund launches and improved investment performance. There was particularly strong support from IFAs where sales grew by 130% over the year to £233 million, accelerating in the second half. Sales continue to be buoyant in 2006. Management have engineered a strong turnaround of the business in recent years and are building a fund manager with scale, dynamic marketing and significantly improved fund performance. In May 2006, the business will be rebranded Resolution Asset Management.

Asset management profits are set to grow significantly, following the completion of negotiations with F&C Asset Management plc to internalise £20 billion of Phoenix Life Group assets. The transfer of the funds was largely completed at 31 March 2006, increasing our total funds under management to £38 billion, including approximately £35 billion of policyholder assets. As a result of the internalisation, we estimate that additional profits before tax in the first full three years will increase by £18 million per annum, trending down to around £10 million per annum by 2014 as funds gradually run off. The cost of this transaction is £27 million consistent with our earlier estimate, which will be paid in April 2006.

Management services

Our service company provides policy administration services to the life division through both the in-house and outsourcing arrangements. It is also responsible for merger integration and delivering cost synergies.

Profits on an IFRS basis were £3.6 million for 2005, representing the expected 5% margin on the main administration contract with Britannic Assurance and some synergy benefits emerging from the successful integration of the Allianz Cornhill Life and Century Life acquisitions.

In 2006, we will review the potential for policy administration from off-shore providers.

Capital

Strong capital and cashflows underpin the financial strength of Resolution plc. In managing our balance sheet, we target financial metrics around an "A" category senior debt rating, indicating a target gearing ratio of around 25%, based on debt to gross EEV. Movements in the gearing ratio will reflect both the capital flows that management can generate and also the financing of future acquisitions.

In March 2006, we completed the purchase of the preference shares that Royal & Sun Alliance Insurance Group plc held in RLG, for 87% of the par value and total cash consideration of £100 million, including accrued dividends. We have reflected the terms of the buyback of these preference shares in their market value for EEV purposes as at 31 December 2005. This increased the 2005 EEV by £19.2m.

Very strong investor demand enabled us to raise gross proceeds of £500 million through a successful Innovative Tier 1 hybrid capital transaction in November 2005. The net proceeds were used to pay down the majority of our senior debt, leaving £85 million outstanding at 31 December 2005 and a gearing ratio[1] of 24.7%, which reduced to a pro forma 22.0% following the purchase of the preference shares.

Customer strategy

Resolution has over 5 million policyholders, many of whom have lost touch with sources of financial advice. We have set up clearer communication channels, including telephone support from qualified staff to provide more transparency for customers in understanding their options, which in many cases improves policy retention. Our customer management strategy aims to build on this improved level of communication by offering access to independent advisers where an IFA does not already exist. In addition, we are marketing simple retail products sourced from third party providers, including protection, health, funeral, motor and home plans to our existing policyholders. Whilst these projects are in the pilot stage, early results are encouraging and we plan a broader business roll-out in the second half of 2006 and into 2007.

Over 130,000 of our customers received significantly higher payouts on their with-profit policies following the restructuring of life funds, where we have been able to accelerate the distribution of the inherited estate. With-profit policyholders of the former Swiss Life UK and Phoenix Assurance will have received among the highest payouts from maturing policies in the whole of the UK life insurance industry.

(1) Calculated as the total of senior debt, preference shares and perpetual reset capital securities as a percentage of total EEV equity and senior debt.

Outlook

During 2006, Resolution will use its competitive advantages and expertise to build on the significant value that has been created for its investors and policyholders in 2005. We see further restructuring potential from our existing assets, scope to build on improving fund performance and third party sales in asset management, and an opportunity to sell products and services to our 5 million policyholders. Merger synergies from cost savings and the step up in asset management profits will also begin to be realised in 2006.

We continue to believe that the dynamics of the life assurance sector will lead to further closures to new business and that the sale of closed funds to specialist managers will remain an attractive option. Against a backdrop of buoyant capital markets, disposals will be more strategically driven and timing remains unpredictable. Resolution remains well placed to take advantage of wider consolidation in the life sector, having stable cashflows, strong management and proven expertise in the management of in-force portfolios.

Paul Thompson
Group Chief Executive

Notes to editors

- Resolution plc is the largest specialist manager of closed UK life funds.
- It was formed on 6 September 2005 when the merger of Britannic Group plc and Resolution Life Group Limited (RLG) completed.
- Resolution plc's HQ is in London, with significant life operations in Wythall (Birmingham) and Liverpool. Asset management is based in Glasgow.
- Britannic's heritage dates back to 1866, but it was only in 2003 that it closed for new business to focus on acquiring closed life funds. Britannic acquired the life operations of Allianz Cornhill in December 2004 for £115m and the Century Group in March 2005 for £45m.
- RLG was formed for the purpose of buying and managing closed life funds. It acquired the Royal & Sun Alliance life companies in September 2004 for £850m and Swiss Life UK for £205m in March 2005.
- Total policyholder assets were approximately £35 billion at 31 December 2005, with total funds under management of £38 billion.
- The annual general meeting will be held at Haberdashers' Hall, 18 West Smithfield, London EC1A 9HQ on 24 May 2006 at 10.30am.
- Resolution plc plans to announce interim results for 2006 on 20 September 2006.

Contents **Page**

Financial review

Introduction

This has been a year in which there have been significant changes in the way that the Group's primary and supplementary financial statements have been prepared.

With effect from 1 January 2005, all European listed Groups are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. Consequently, the Group's 2005 financial statements have been prepared on this basis and the comparative amounts for 2004, previously prepared under the modified statutory solvency (MSS) basis, have been restated on an IFRS basis. However, the individual financial statements of the parent company, Resolution plc (formerly Britannic Group plc) continue to be prepared in compliance with UK Financial Reporting Standards.

When compared with the MSS basis of preparation, the introduction of IFRS has resulted in financial statements which are different both in respect of the bases on which such information is prepared and in the way that information is presented. Particular changes to note with respect to the way in which the Group financial statements have been prepared this year are as follows:

- there is now only one income statement reflecting both policyholder and equity holder transactions; previously under the MSS basis a long term business technical account and a non-technical account were prepared;

- insurance and investment contracts are differentiated under IFRS; insurance contracts continue to be accounted for in a broadly similar way to the MSS basis; however, investment contract (mainly unit-linked policies) receipts and payments are subject to deposit accounting and taken directly to the balance sheet;

- goodwill is not amortised on a systematic basis; it is now capitalised and subjected to regular impairment testing;

- dividends (both within the Group and externally) are now only recognised when they become a legal liability, whereas previously they were accounted for in the period to which they related;

- the tax charge includes both policyholder and shareholder taxation; and

- deferred tax can no longer be discounted.

The presentation of the Group's results for the year reflects the IFRS requirement to account for the combination of the Britannic Group plc and Resolution Life Group Limited (RLG) as an acquisition. The acquisition of RLG by Britannic Group plc was completed on 6 September 2005. Accordingly, only the post acquisition results of RLG are included in the Group results for the year and the comparative figures are those of the former Britannic Group, as restated to comply with IFRS requirements.

The Britannic Group presented its results for the six months ended 30 June 2005 on an IFRS basis and restated its 2004 comparatives. The restatement as at 31 December 2004 increased total equity by £16.4m to £776.4m and increased profit attributable to equity holders for the year ended 31 December 2004 by £39.1m.

The Group has adopted European Embedded Value (EEV) reporting with effect from 30 June 2005 and results on a pro forma basis of moving to EEV for the merged Group as at 30 June 2005 were published on 7 March 2006. The EEV results have been prepared using market-consistent methodology which aligns financial reporting with the way acquisitions are appraised and the

business is managed. The Britannic Group previously reported its embedded value results on the Achieved Profits basis.

IFRS Group results

For the year ended 31 December 2005, the Group made a profit before equity holder tax of £259.8m (2004: £79.0m) and a profit of £161.8m after tax (2004: £83.2m). This included a post tax contribution of £42.4m from RLG covering the period from acquisition on 6 September 2005 to the end of the year. The RLG result is after the amortisation of the acquired in-force business relating to the acquisition of RLG by Resolution plc as recognised in the consolidated income statement. There were also a number of non-recurring items mainly related to the acquisitions made by the Group and to the merger of four of the Phoenix life companies. The results, presented from an equity holders perspective, are set out below.

IFRS basis financial results (after policyholder tax)

	Full year Britannic Group £m	Post acquisition RLG £m	31 Dec 05 TOTAL £m	31 Dec 04 Britannic Group £m
Life division				
With-profit	15.7	5.3	21.0	10.8
Non-profit and unit-linked	43.8	38.0	81.8	24.5
Allianz Cornhill life operations	10.9	-	10.9	-
Century Life	7.2	-	7.2	-
Swiss Life UK	-	9.0	9.0	-
Longer term return on shareholders' funds	34.3	9.7	44.0	38.0
Other income and charges	3.1	-	3.1	1.4
Life division profit	**115.0**	**62.0**	**177.0**	**74.7**
Asset management	11.8	-	11.8	10.0
Management services	4.3	(0.7)	3.6	-
Group income and charges	(12.5)	0.5	(12.0)	(0.6)
Operating profit before amortisation of acquired in-force business, non-recurring items, short term investment fluctuations, financing costs and tax	**118.6**	**61.8**	**180.4**	**84.1**
Amortisation of acquired in-force business	(11.2)	(30.4)	(41.6)	-
Operating profit before non-recurring items, short term investment fluctuations, financing costs and tax	**107.4**	**31.4**	**138.8**	**84.1**
Non-recurring items				
Profit related to acquisition of Century Life	2.4	-	2.4	-
Impairment of goodwill attributed to management services	(20.0)	-	(20.0)	-
Impairment of goodwill attributed to asset management	-	-	-	(8.0)
Profit related to acquisition of Allianz Cornhill life operations	86.3	-	86.3	(4.0)
Release of deferred income liability	26.0	-	26.0	-
Post merger reorganisation costs	(2.0)	-	(2.0)	-
Fund merger costs	-	(3.8)	(3.8)	-
Fund merger benefits	-	20.9	20.9	-
Operating profit attributable to equity holders, based on a long term rate of investment return	**200.1**	**48.5**	**248.6**	**72.1**
Short term investment fluctuations	22.2	0.7	22.9	14.7
Change in equalisation provision	-	-	-	0.5
Operating profit attributable to equity holders	**222.3**	**49.2**	**271.5**	**87.3**
Financing costs	(7.5)	(4.2)	(11.7)	(8.3)
Profit before tax attributable to equity holders	**214.8**	**45.0**	**259.8**	**79.0**
Equity holders' taxation	(95.4)	(2.6)	(98.0)	4.2
Profit for the year attributable to equity holders	**119.4**	**42.4**	**161.8**	**83.2**

Results of the Britannic Group

Britannic life division

- Operating profit of £115.0m (2004: £74.7m)
- Significant first time contributions from Allianz Cornhill and Century Life acquisitions

Life division operating profits were up 54% at £115m and include first time contributions arising from the acquisitions of the life operations of Allianz Cornhill and Century Life.

The result for with-profit business increased by £4.9m to £15.7m with several charges to profit in 2004 not being repeated in 2005.

The non-profit and unit-linked profit increased by £19.3m to £43.8m which included £17.3m due to valuation changes for annuities and term assurance. There were favourable variances attributable to corporate bond spreads and a lack of corporate bond defaults but in all other respects the business performed consistently with underlying reserves assumptions.

The performance of the Allianz Cornhill life operations continues to exceed initial expectations with full year profits on an IFRS basis of £13.7m before integration costs of £2.8m. Amortisation related to the acquired in-force business (VIF) amounted to £4.3m.

The profit of £7.2m for the Century Life business is for the post acquisition period from 6 April 2005 to the end of the year. Amortisation related to VIF was £6.9m.

The overall return on all shareholder assets, including the assets backing the surplus in the non-profit funds, benefited from strong investment markets with actual returns exceeding the assumed rates of return. The longer term return on the surplus in the non-profit funds fell as some of these funds were used to make the acquisitions set out above.

Asset management

- Operating profit of £11.8m (2004: £10.0m)
- Good investment performance
- New products launched
- Total retail sales of £248m (2004: £178m)

Britannic Asset Management (BAM) produced an IFRS operating profit up by 18% at £11.8m (2004: £10.0m) which was driven by continued tight cost control, positive markets and increasing third party sales. The overall cost income ratio improved by 5% for 2005 with the ratio for this year at 71% (2004: 76%).

Investment performance was again strong with the two flagship pension funds outperforming – the pooled managed fund against peer Group by 0.6% and the UK equity fund against the index by 1.1%. US, Far East and Global Equities also all outperformed by at least 1% against their respective indexes.

BAM's first joint venture fund in European equities performed very strongly and a second joint venture, in UK equities, was launched in December which has again started very positively.

Retail sales through IFAs were up 130% at £233m. Total retail sales increased by 39% compared to 2004 despite the loss of the exclusive distribution arrangement with Britannia Building Society. 65% of retail sales came in the second half of 2005 reflecting the increasing IFA franchise and investment performance.

Significant activity took place to prepare for the internalisation of funds from F&C Asset Management plc (F&C) which commenced on 1 January 2006 and which was substantially completed by 31 March 2006. This activity included adding 11 investment professionals to the

front office. Following completion of the internalisation, funds under management will exceed £35bn.

As a result of the internalisation of funds a payment of £27m will be made in April. Additional one-off integration costs are expected to be approximately £4m of which £0.6m was incurred in the latter part of 2005. The Group expects profit before tax to increase by £18m per annum for the first three full years following internalisation and thereafter improvement in profit before tax will reduce to around £10m per annum by 2014, assuming the terms of the management agreements remain unchanged throughout the period.

The asset management business will be rebranded as Resolution Asset Management in May 2006.

Management services

- Operating profit of £4.3m
- Integration of Cornhill and Century completed during the year
- Merger integration progressing well:
  - Confident of achieving estimated £20m per annum merger synergies by end of 2007
  - One-off costs to achieve synergies still expected to be £28m

A management services agreement formalising the arrangements between each of the life companies and the service company became effective from 1 January 2005. The management services profit in 2005 is consistent with the expected margin from these agreements augmented by part year synergies from the successful integrations of the Cornhill and Century operations.

At the time of the merger between the Britannic Group and RLG it was stated that cost savings of £20m per annum were expected to arise by the end of 2007 from the administration of the merged group's operations. A one-off integration cost of £28m is expected to be incurred in order to secure these savings. Integration work is progressing well with plans being formulated for successful delivery of the estimated synergies on time and in line with the forecast costs.

Group income and charges

Group income and charges amounted to £12.5m for the year. Corporate expenses include costs related to the adoption of IFRS and EEV, professional fees relating to the Group's credit rating and pension costs.

Total costs attributable to the merger were £43m of which £14.2m were incurred by Resolution plc and £28.8m were incurred by RLG. All the RLG costs were incurred in the pre-acquisition period and are not therefore reflected in the Group profit for the year. The Resolution plc costs comprise £5.3m of stamp duty which has been charged to the share premium account and £8.9m of professional fees which have been added to the cost of investments in subsidiaries. Consequently, there are no transaction costs of the merger directly included within the Group's profit for the year.

Non-recurring items

During the course of the year the Group acquired three businesses which, under IFRS reporting requirements, are presented as acquisitions. On 6 April 2005 Resolution plc (formerly Britannic Group plc) acquired Century Group Limited; on 6 September 2005 Resolution plc acquired Resolution Life Group Limited; and on 30 September 2005 the life operations of Allianz Cornhill Insurance plc (ACI) were transferred to the Group following the business purchase agreement signed in December 2004.

Under IFRS reporting the Group is required to place a fair value on the assets and liabilities of each business that it acquires. For acquisitions of insurance businesses writing long term business the most valuable asset is typically the present value of in-force business. The total net

of tax value of in-force business from these acquisitions at 31 December 2005, after amortisation for the period from acquisition to the year end, was £566m. For financial reporting purposes this balance must be presented gross of both policyholder and shareholder taxation. Consequently, the gross value of in-force at the year end was £1,095m and there was a related deferred tax liability of £529m. These amounts will continue to be amortised in future years in line with the run-off of the underlying business and are subject to impairment testing. The gross amortisation shown in the income statement for 2005 is £41.6m with related tax of £19.3m included in the taxation charge for the year. The gross amortisation amount includes £30.4m in respect of RLG, £6.9m in respect of Century and £4.3m in respect of ACI.

The Century Group was acquired for a total consideration of £47.5m, including costs. As a result of applying fair values to the acquired assets and liabilities there was an excess of net assets over consideration of £2.4m which has been recognised within the consolidated income statement.

RLG was acquired for a total consideration of £1,060m, including costs of £9m, satisfied by the issue of 164,249,733 new ordinary shares in Resolution plc. The fair value of the new ordinary shares was £1,051m, based on the closing price of the shares on 5 September 2005. The fair value of the assets acquired was £1,056m with a minority interest of £108m. The acquisition gave rise to goodwill on acquisition of £112m which, in accordance with accounting requirements, has been allocated to the appropriate business cash-generating units or, for the Group, specifically to the business segments which are expected to benefit from the synergies of the merger. The goodwill arising on acquisition has been allocated to the business segments as follows: life operations £65m, management services £30m and asset management £17m. For the management services business, these synergies are planned to be phased in over the next two years with full benefit expected by the end of 2007. Impairment testing for goodwill, however, does not permit the benefit from future restructurings to be taken into account. For this reason the Group has determined that £20m of goodwill should be impaired. Expected benefits will be reflected directly in the income statement as they arise.

The Britannic Group entered into a business purchase agreement with ACI in December 2004 to acquire the UK life business of ACI for a consideration of £116.7m. At that time a reassurance arrangement was put in place between the Britannic Group and ACI pending the transfer of the business to the Britannic Group. The assets and liabilities of the UK life business were transferred to the Group under Part VII of the Financial Services and Markets Act 2000 on 30 September 2005. At the same time the existing reassurance agreement between the Group and ACI was terminated. The application of fair values to the acquired assets and liabilities resulted in an excess of net assets over consideration of £86.3m and this has been recognised within the consolidated income statement. There has been a significant increase compared to the £64.5m profit recorded in 2004 under the Achieved Profits basis, primarily due to savings in integration costs and lower than expected lapse rates following the transfer of the portfolio.

Group pension schemes

The principal scheme is the Britannic Group pension scheme, a final salary scheme which is generally closed to new entrants. The scheme had a surplus of £93.7m at 31 December 2005 (2004: £102.1m) and consequently no contributions are currently being made by the Group to the scheme. On 1 January 2005 the majority of the benefits and risks of the Britannic Group pension scheme that were previously borne by the Britannic Assurance with-profit fund were transferred to the equity holders' funds. At the same time the management services agreement with the with-profit funds was revised to include an implicit reduction in the expense charges from 2005 for the effect of the pension contribution holiday. This has given rise to a one-off gain of £26m which is reflected in the consolidated income statement as a release of the deferred income liability set up upon the transfer of the scheme to equity holders.

In accounting for the Britannic Group pension scheme, the net impact on profit for the year is a charge of £1.6m representing the excess of the servicing and interest costs over the amortisation of the deferred income liability. Net actuarial losses for the year of £1.5m are shown in the statement of recognised income and expenses and do not impact on the income statement for the period.

The Phoenix Life Group pension scheme is closed to new members and future service accrual. It has a deficit of £5.3m on an IFRS basis. Net actuarial losses for the period from acquisition of £1.7m are shown in the statement of recognised income and expenses and do not impact on the income statement for the period.

Capital and financing

On 17 November 2005, Resolution plc issued £500m of perpetual reset capital securities which carry a coupon rate of 6.5864% per annum. This was a successful listing with the securities being approximately four times over-subscribed. The securities are listed on the London Stock Exchange.

The securities have no fixed maturity date and coupon payments may be deferred at the option of the Company; accordingly the securities meet the definition of equity for financial reporting purposes. The securities also meet the conditions for Innovative Tier 1 capital treatment in the calculation of the Group Capital Resources under the regulations prescribed by the Financial Services Authority.

The proceeds of the issue amounted to £495m after deducting the issue costs of £5m. The new funds were used principally to repay RLG's existing senior debt of £480m.

The Group has a number of with-profit funds that report on a realistic balance sheet basis. The overall surplus measured on this basis for the with-profit funds together with surpluses on other with-profit funds and the non-profit funds, being the excess of capital resources available over capital requirements is £1,547m.

Taxation

The tax charge in the consolidated income statement is a combination of tax attributable to equity holders in respect of all Group operations and tax attributable to policyholders in respect of the life operations. The accounts in prior years, prepared on the MSS basis, only included in the non-technical account the tax charge attributable to equity holders. On the IFRS basis the total tax charge will therefore not only be greater, but can vary significantly from year to year as a result of the way that policyholder taxation is calculated. The overall tax rate this year in the consolidated income statement is 54.3%.

The equity holder tax attributable to life business is based on an underlying rate of 30% with adjustments made where appropriate. The underlying rate of 30% has been used as this is the rate of tax borne by life companies on that part of the annual surplus declared which is available for transfer to the equity holders. This life equity holder tax together with the equity holder tax attributable to the non-insurance operations gives an overall equity holder tax charge of £95.4m on profits of £214.8m for the Britannic Group. The tax charge comprises £51.2m in respect of all operating activities (including non-recurring items), £48.4m in respect of the surplus in the non-profit funds, as described further below, and a £4.2m credit related to tax on the amortisation of the value of acquired in-force business. Included in the pre-tax result are certain items for which no tax charge or credit is recognised. These include the profit arising from the acquisition of ACI and Century Life and the impairment of goodwill related to the management services operations.

The tax provision in respect of the surplus in Britannic Assurance's non-profit fund (previously referred to as Shareholders' Retained Capital) has been increased to £72m resulting in an increase in the tax charge for the year of £48.4m. As a manager of a number of closed life funds, the Group has taken the view that all of the surplus will eventually be distributed to equity holders and that it is therefore prudent to provide for tax on that basis.

Similarly, a provision has been established for the deferred tax in respect of RLG's non-profit surplus. A provision of £66m was included in the acquisition balance sheet of RLG which did not change significantly in the post acquisition period to 31 December 2005.

Results of the Resolution Life Group

RLG prepared its results on a MSS basis until 30 June 2005. Consequently, comparative figures for the six months ended on that date have been presented below on that basis. The results from 1 July 2005 have been prepared on an IFRS basis and are set out separately for the periods pre and post the acquisition date of 6 September 2005. As RLG made its first business acquisition on 30 September 2004 there are no relevant comparative figures for 2004.

RLG made a post acquisition profit of £42.4m after tax and after amortisation of acquired in-force business arising from the consolidation of the RLG results into Resolution plc. The amortisation of acquired in-force business reduced pre tax profits by £30.4m and reduced after tax profits by £15.3m. RLG made a pro forma profit of £24.8m after tax for the 6 months to 31 December 2005. In the first 6 months of the year RLG made a profit after tax on the MSS basis of £27.7m.

Financial results of RLG

	IFRS basis 6 Sep to 31 Dec 05 £m	IFRS basis 1 July to 05 Sep 05 £m	IFRS basis six months 31 Dec 05 £m	MSS basis six months 30 Jun 05 £m
Life division results				
With-profit	5.3	6.3	11.6	12.8
Unit-linked	(4.8)	13.4	8.6	17.0
Non-profit	42.8	(9.9)	32.9	19.0
Swiss Life UK	9.0	(6.5)	2.5	0.7
Longer term return on shareholders' investments	9.7	4.8	14.5	14.5
Life division profit	**62.0**	**8.1**	**70.1**	**64.0**
Management services	(0.7)	-	(0.7)	-
Group income and charges	0.5	1.2	1.7	1.5
Operating profit before amortisation of acquired in-force business, non-recurring items, short term investment fluctuations, financing costs and tax	**61.8**	**9.3**	**71.1**	**65.5**
Amortisation of acquired in-force business	(30.4)	-	(30.4)	-
Operating profit before non-recurring items, short term investment fluctuations, financing costs and tax	**31.4**	**9.3**	**40.7**	**65.5**
Non-recurring items				
Merger costs	-	(22.8)	(22.8)	(6.0)
Unamortised balance of senior debt issue costs	-	(5.3)	(5.3)	-
Separation costs	-	-	-	(13.1)
Fund merger costs	(3.8)	-	(3.8)	-
Benefits from fund merger	20.9	-	20.9	-
Operating profit/(loss) attributable to equity holders, based on a long term rate of investment return	**48.5**	**(18.8)**	**29.7**	**46.4**
Short term investment fluctuations	0.7	0.7	1.4	8.8
Financing costs	(4.2)	(7.0)	(11.2)	(13.2)
Profit/(loss) before tax attributable to equity holders	**45.0**	**(25.1)**	**19.9**	**42.0**
Equity holders' taxation	(2.6)	7.5	4.9	(14.3)
Profit/(loss) for the period attributable to equity holders	**42.4**	**(17.6)**	**24.8**	**27.7**

Life division results

The following operational commentary compares pro forma IFRS results for the full six months ended 31 December 2005 to the MSS basis results for the six months ended 30 June 2005.

Profits from with-profit funds fell by £1.2m in the second half of the year reflecting changes in bonus rates. Profits from unit-linked business almost halved in this period. While there were a number of offsetting factors, including IFRS adjustments, the result primarily reflected an increase of £7.6m in the mortgage endowment provision at year end. Similarly, the results from the non-profit business, which increased by £13.9m in the second half of the year, were impacted by a number of factors. Reductions in surrender profits and increases in deferred annuity reserves have been more than offset by improvements in expense assumptions, tax and investment margins. The Swiss Life result in the second half year benefited from favourable experience in a number of areas including the removal of new business strain on business no longer written and lower claims run off provisions on the PHI book offsetting an accelerated write-off of deferred acquisition costs.

The pro forma results for the six months ended 31 December 2005 for the with-profit business show a consistent performance in the pre and post acquisition periods. The unit-linked result benefited from the impact of moving to IFRS and reserve releases in the pre-acquisition period, offset by an additional cost in relation to the new management services agreement, as referred to below. The post acquisition result was impacted by the increase of £7.6m in the mortgage endowment provision. The non-profit result in the pre acquisition period was adversely impacted by increases to deferred annuity and other reserves. The post acquisition period benefited from improvements in expense experience, tax and investment margins.

Further, in order to ensure consistency in preparing the results of the merged Group certain actuarial assumptions have been aligned. This resulted in a £15m reduction in profits in the pre acquisition period across the unit-linked, non-profit and the Swiss Life books of business.

Management services

Although RLG had outsourced its administration services several years ago it had not established formal arrangements between its service company and its life operations until the signing of a management services agreement during 2005. With that agreement now in place all of the services provided by the Group's management services division to its life operations are now formally established. There was a small loss of £0.7m in the post acquisition period.

Group income and charges

Group income and charges of £0.5m for the post acquisition period and £1.7m for the six month period include investment income of £3.4m in the post acquisition period and £7.2m for the six months ended 31 December 2005. Investment income includes both external interest and interest receivable from policyholders in respect of loans made to the with-profit funds. Group charges include the corporate costs and salaries for the Group head office.

Non-recurring items

A number of non-recurring items affected the RLG results during the year.

Merger costs of £22.8m were incurred in the second half of the year in addition to the £6m incurred during the first half of the year. These costs include the legal, reporting accountants and compliance costs, investment bankers' fees and compromise payments made to the former directors of RLG.

As previously noted, in November 2005, Resolution plc issued £500m of perpetual reset capital securities. The proceeds from this issue were used principally to redeem RLG's outstanding senior debt. The unamortised balance of the senior debt issue costs of £5.3m, which had previously been capitalised, were eliminated in the acquisition balance sheet as a fair value

adjustment. For the purposes of presenting the pro forma IFRS results this has been shown as a pre acquisition expense.

On 31 December 2005 a four-way fund merger under Part VII of the Financial Services and Markets Act 2000 was completed. This merger brought together the long term insurance businesses of Bradford Insurance Company Limited, Phoenix Assurance Limited and Swiss Life (UK) plc with Royal & Sun Alliance Linked Insurances Limited (now renamed Phoenix Life Limited). This restructuring improved capital efficiency and will reduce operating costs. As a result of this merger, for which costs of £3.8m were incurred, benefits of £20.9m have been recognised in the post acquisition period. The funds merger also facilitated the release of surplus capital previously retained within these companies.

Financing costs

Financing costs of £11.2m for the six months ended 31 December 2005 represent the interest paid on RLG's senior debt. The senior debt was repaid on 21 November 2005.

Taxation

The shareholder tax attributable to life business is based on an underlying rate of 30% with adjustments made where appropriate. The tax charge in the post acquisition period includes a credit of £15.1m related to the amortisation of acquired in-force business.

Equity holders' cash flow

The consolidated financial statements contain a consolidated cash flow statement for the year ended 31 December 2005. In conformity with the requirements of IFRS this consolidated statement comprises all of the policyholder and equity holder cash flows which have occurred during the year for the Britannic Group and the post acquisition cash flows of RLG.

The Board believes that in addition to this statement, it is helpful to make disclosure of the cash flows that have occurred in respect of the equity holders alone. This information is presented on a pro forma basis for the six months ended 31 December 2005 and shows cash flows for Resolution plc and its principal holding company subsidiaries, RLG and Resolution Life Limited. It therefore excludes cash flows within the life, management services and asset management divisions.

Pro forma cash flows (excluding cash equivalents)

	Six months ended 31 December 2005	
	£m	£m
Cash at 1 July 2005		54.0
Cash inflows during the period		
Dividends in respect of 2005 received from Britannic Assurance plc	55.0	
Loan received from Phoenix Life Ltd	100.0	
Loan received from RL(ULPF) Ltd	11.0	
Perpetual reset capital securities, net of issuance costs of £5m	495.0	
		661.0
Cash outflows during the period		
Capital injection for Resolution Management Services	(14.6)	
Loan repaid to RL(ULPF) Ltd	(50.0)	
Loan repaid to Bradford Insurance Company Ltd	(7.0)	
Repayment of RLG senior debt	(480.0)	
Repayment of Resolution plc senior debt	(30.0)	
Dividends to ordinary shareholders	(23.8)	
Senior debt interest paid	(14.6)	
RLG merger expenses	(28.8)	
Britannic Group merger expenses	(14.2)	
Other expenses	(9.0)	
		(672.0)
Cash at 31 December 2005		43.0

Further dividends totalling £251m have been approved by subsidiary life company Boards in respect of 2005 and were received by Resolution plc and its principal holding company subsidiaries in March 2006.

EEV Pro Forma Group Results

For the six months ended 31 December 2005, the Group made a pro forma EEV profit before tax of £160.5m and a profit of £118.4m after tax. This includes the pro forma results of the asset management and management services divisions on an IFRS basis for the six month period.

EEV per share increased to £5.90 per share, (30 June 2005: £5.55), an increase of 6% reflecting an increase in embedded value to £2,130.9m (30 June 2005: £2,004.2m).

Results of the life division

- Life operating profit before tax £84.9m
- Four-way fund merger benefits £69.1m
- Favourable investment returns £87.9m

The total life division EEV profit before tax, after taking account of the non-recurring items, economic experience variances and economic assumption changes is £224.9m.

Life operating profit

The EEV operating profit before tax for the life division of £84.9m was broadly in line with the expected EEV profit before tax of £87.9m. Overall operating experience variances increased profits by £39.9m, but this benefit was offset by changes to operating assumptions which amounted to a charge to profits of £42.9m.

Operating experience variances include an improvement in tax margins offset by increases in the costs of making mortgage endowment compensation and increased costs in respect of deferred annuities. Otherwise, overall experience was broadly in line with the underlying assumptions.

The changes to operating assumptions primarily arose from the implementation of the management services agreement between the RLG life businesses and Resolution Management Services and the strengthening of reserves for mortgage endowment compensation.

Non-recurring items

The synergies arising on completion of the four-way fund merger in December 2005 resulted in a one-off EEV profit of £69.1m, including synergies benefiting the value of in-force business. This profit represents the EEV profit of £48.4m grossed up at the shareholder rate of tax of 30%.

Economic experience variances

The strong performance of equity markets over the last six months of 2005, helped by favourable corporate bond spreads and lack of corporate bond defaults, resulted in positive total economic experience variances of £87.9m

Economic assumption changes

Long term investment return assumptions have been revised following a reduction in gilt rates. This gave rise to a £17.0m charge to profits for economic assumption changes.

Other Components of EEV Profit

Asset management and management services

The pro forma EEV operating profits for the two non-life divisions have been included on an IFRS basis. Asset management produced profits of £5.8m for the six month period and management services operating profits of £2.0m for the same period, before non-recurring items.

Group income and charges

Group income and charges amounted to £6.9m for the six months. This is comprised of £8.6m net charges for Britannic Group and net income of £1.7m for RLG, calculated on an IFRS basis.

Non-recurring items

A number of non-recurring items arose during the six month period, as set out below.

	Six months ended 31 December 2005 £m
Agreement on buy back of preference shares	19.2
Impairment of management services goodwill	(20.0)
RLG pre acquisition merger costs	(22.8)
Unamortised balance of senior debt issue costs	(5.3)
Post acquisition merger costs	(2.0)
	(30.9)

An agreement has been reached with Royal & Sun Alliance Insurance Group plc to buy back preference shares issued by Resolution Life Group Limited for £100m (including accumulated interest) at 31 March 2006. The terms of the buy back of these preference shares have been reflected in the market value for EEV purposes as at 31 December 2005. This gives rise to an EEV profit of £19.2m in the 2005 results.

The other non-recurring items referred to above are as covered earlier in the Financial Review.

Market consistent value of equity and debt

Senior debt, preference shares and perpetual reset capital securities have been valued on a market consistent basis. This results in a charge of £19.2m for the six months, primarily due to the valuation of the perpetual reset capital securities. These securities are listed and have been valued at their market price of £515m in the EEV, compared to an initial cost of £495m net of issue costs. This change has been reported as an economic experience variance.

Financing costs

Financing costs for the six months amounted to £15.2m representing £11.2m of interest paid on RLG's senior debt and £4.0m of interest paid by Resolution plc on its borrowings.

Movements in embedded value

Embedded value at 31 December 2005 was £2,130.9m, an increase of £126.7m (6.3%) on the embedded value at 30 June 2005. This increase in value arises out of the EEV profit after tax (£118.4m), an increase in capital of £32.8m, the interim dividend of £23.8m and other minor items of £0.7m.

The increase in capital arose on the acquisition of RLG. It constitutes the value of shares issued to purchase the goodwill that has been allocated to the asset management (£17m) and management services (£30m) businesses less capitalised acquisition costs of £14.2m.

Financial management objectives

The intention of the Board is that on an ongoing basis the financial management objectives of the Group will be consistent with credit ratings in the "A" category. In the event of no suitable acquisition opportunities arising, the Board will return surplus capital to investors consistent with prudent financial management and maintaining a strong credit rating. In the event of a return of capital to investors, the Board will attribute funds proportionately to shareholders and holders of the perpetual reset capital securities to ensure equitable treatment of both groups of investors. This would entail the buy back of shares from equity shareholders and holding back a proportionate amount of cash for the ultimate redemption of the perpetual reset capital securities.

Dividends

An interim dividend of 6.6p per share was paid in October 2005. A final dividend of 13.21 pence per share is being proposed and, if approved by shareholders, would become payable on 2 June 2006. The dividend would be payable to those shareholders on the register of members at the close of business on 19 May 2006. The total cost of the interim dividend was £23.8m and the proposed final dividend would amount to £47.7m. Details of the new dividend policy are given in the Group Chief Executive's summary.

GROUP SUMMARY FINANCIAL INFORMATION: INTERNATIONAL FINANCIAL REPORTING STANDARDS BASIS

The financial information in this preliminary announcement is not the company's statutory accounts. The statutory accounts for the year ended 31 December 2005 have not been delivered to the Registrar of Companies and the auditors have not made a report on those accounts under section 235 of the Companies Act 1985. The statutory accounts for the year ended 31 December 2004 have been delivered to the Registrar of Companies and the auditors have made a report on those accounts under section 235 of the Companies Act 1985, which was unqualified and contained no statement under section 237(2) or (3) of the Act.

Consolidated income statement for the year ended 31 December 2005

	Notes	2005 £m	2004 £m
Gross premiums written		**444.8**	526.3
Less: premiums ceded to reinsurers		**(50.4)**	(355.4)
Net premiums written		**394.4**	170.9
Fees and commissions		**67.0**	24.0
Net investment income		**2,723.5**	906.7
Total revenue, net of reinsurance payable		**3,184.9**	1,101.6
Other operating income	3	**119.7**	6.1
Net income		**3,304.6**	1,107.7
Policyholder claims		**1,253.3**	1,468.1
Less: reinsurance recoveries		**(144.1)**	(66.5)
Change in insurance contract liabilities		**1,095.0**	(926.0)
Transfer to unallocated surplus		**152.0**	291.3
Net policyholder claims and benefits incurred		**2,356.2**	766.9
Change in investment contract liabilities		**196.7**	-
Acquisition costs		**20.0**	21.3
Amortisation of acquired in-force business		**44.9**	2.5
Administrative expenses	4	**259.5**	208.1
Net income attributable to unit holders		**58.7**	5.3
Total operating expenses		**2,936.0**	1,004.1
Operating profit before financing costs and income taxes		**368.6**	103.6
Financing costs		**(14.6)**	(13.1)
Profit for the year before income taxes		**354.0**	90.5
Income taxes	5	**(192.2)**	(7.3)
Profit for the year attributable to equity holders		**161.8**	83.2

	Notes		
Attributable to:			
Ordinary shareholders		**154.9**	83.2
Perpetual reset capital securities		**4.1**	-
		159.0	83.2
Minority interests		**2.8**	-
		161.8	83.2
Earnings per ordinary share			
Basic earnings per ordinary share (pence)	6	**65.0p**	42.3p
Diluted earnings per ordinary share (pence)	6	**64.4p**	41.9p
Dividends on ordinary shares [1]			
Interim 2005 at 6.60p (2004: 5.45p) per ordinary share		**23.8**	10.7
Proposed final 2005 at 13.21p (2004: 12.40p) per ordinary share		**47.7**	24.4

Analysis of equity holders' attributable profit for the year ended 31 December 2005

	Notes	2005 £m	2004 £m
Operating profit before financing costs and income taxes		**368.6**	103.6
Financing costs attributable to policyholders		**(2.9)**	(4.8)
Policyholders' share of income taxes	5	**(94.2)**	(11.5)
Operating profit attributable to equity holders based on a long term rate of investment return, before amortisation of acquired in-force business, non-recurring items and short term investment fluctuations		**180.4**	84.1
Amortisation of acquired in-force business		**(41.6)**	-
Non-recurring items		**109.8**	(12.0)
Short term investment fluctuations		**22.9**	15.2
Operating profit attributable to equity holders		**271.5**	87.3
Financing costs attributable to equity holders		**(11.7)**	(8.3)
Profit before income taxes attributable to equity holders		**259.8**	79.0
Equity holders' share of income taxes	5	**(98.0)**	4.2
Profit for the year attributable to equity holders		**161.8**	83.2

(1) Dividends on ordinary shares are shown as a movement in retained earnings as set out in note 11. The proposed final dividend for 2005 will be included in the movements in retained earnings in 2006.

Consolidated statement of recognised income and expense for the year ended 31 December 2005

	Notes	2005 £m	2004 £m
Actuarial losses of defined benefit pension schemes		**(3.2)**	(6.8)
Revaluation gain on owner-occupied property		**0.1**	-
		(3.1)	(6.8)
Income taxes	5	**(0.1)**	3.2
Net expense recognised directly in equity		**(3.2)**	(3.6)
Profit for the year attributable to equity holders		**161.8**	83.2
Total recognised income and expense for the year attributable to equity holders		**158.6**	79.6

Consolidated balance sheet as at 31 December 2005

	Notes	2005 £m	2004 £m
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	8	**18.1**	9.8
Share premium	7	**42.5**	47.2
Perpetual reset capital securities	9	**496.5**	-
Reserves	10	**1,045.3**	0.9
Retained earnings	11	**824.3**	718.5
Total equity attributable to equity holders of the parent		**2,426.7**	776.4
Minority interests	12	**108.2**	-
Total equity	7	**2,534.9**	776.4
Liabilities			
Pension scheme deficit		**5.3**	-
Insurance contracts			
Liabilities under insurance contracts		**30,370.9**	10,859.5
Unallocated surplus		**856.4**	566.5
Equalisation provision		**-**	0.6
		31,227.3	11,426.6
Provisions		**26.8**	25.2
Financial liabilities			
Investment contracts		**6,685.6**	-
Borrowings		**113.3**	155.2
Derivatives		**4.6**	-
Net asset value attributable to unit holders		**160.3**	89.0
		6,963.8	244.2
Deferred tax		**789.1**	60.4
Payables related to direct insurance contracts		**59.0**	56.1
Deferred income			
Investment contracts		**72.3**	-
Other		**37.9**	65.2
		110.2	65.2
Current tax		**111.8**	59.3
Accruals		**37.8**	21.3
Trade and other payables		**517.0**	90.4
Total liabilities		**39,848.1**	12,048.7
Total equity and liabilities		**42,383.0**	12,825.1

Consolidated balance sheet as at 31 December 2005 (continued)

	Notes	2005 £m	2004 £m
ASSETS			
Pension scheme surplus		**93.7**	102.1
Property, plant and equipment		**55.8**	47.1
Intangible assets			
Goodwill		**209.5**	117.5
Acquired in-force business		**1,095.3**	28.3
Deferred acquisition costs		**83.8**	23.3
Other		**-**	112.7
	14	**1,388.6**	281.8
Investment property		**2,355.7**	659.5
Financial assets			
Loans and deposits		**359.7**	8.1
Derivatives		**225.7**	14.1
Equities		**9,101.1**	3,392.1
Fixed income securities		**20,704.4**	5,371.0
Collective investment schemes		**2,119.8**	542.4
		32,510.7	9,327.7
Insurance assets			
Reinsurers' share of insurance contract liabilities		**3,702.6**	1,232.0
Reinsurance receivables		**18.9**	2.7
Insurance contract receivables		**11.0**	8.1
		3,732.5	1,242.8
Current tax		**7.8**	12.0
Prepayments		**301.7**	108.8
Trade and other receivables		**191.4**	50.8
Cash and cash equivalents		**1,745.1**	992.5
Total assets		**42,383.0**	12,825.1

Consolidated cash flow statement for the year ended 31 December 2005

	2005 £m	2004 £m
Cash flows from operating activities		
Net decrease/(increase) in operating assets and liabilities	**58.5**	(818.3)
Finance costs	**(10.3)**	(9.3)
Taxation paid	**(66.4)**	(19.0)
Net cash flows from operating activities	**(18.2)**	(846.6)
Cash flows from investing activities		
Purchase of financial assets	**(15,130.3)**	(12,061.2)
Proceeds from sale of financial assets	**15,327.0**	11,867.9
Additions to investment property	**(47.8)**	(12.0)
Proceeds from sale of investment property	**202.3**	5.9
Purchase of subsidiaries	**508.2**	-
Proceeds from sale of subsidiary	**-**	23.2
Purchase of property, plant and equipments	**(1.8)**	(2.3)
Purchase of intangible assets	**(4.2)**	(95.5)
Net cash flows from investing activities	**853.4**	(274.0)
Cash flows from financing activities		
Proceeds from issue of share capital	**0.4**	0.2
Cost of issuing shares	**(5.3)**	-
Sale of treasury shares	**-**	3.2
Proceeds from issue of perpetual reset capital securities	**495.0**	-
Payment of finance lease liabilities	**-**	(0.3)
Net repayment to unit holders	**(2.1)**	(14.4)
Dividends paid	**(48.2)**	(30.4)
Repayment of borrowings	**(522.4)**	(47.3)
Net cash flows from financing activities	**(82.6)**	(89.0)
Net increase/(decrease) in cash and cash equivalents	**752.6**	(1,209.6)
Cash and cash equivalents at the beginning of the year	**992.5**	2,202.1
Cash and cash equivalents at the end of the year	**1,745.1**	992.5

Notes to the consolidated financial statements

1. Financial information

The financial information on pages 23 to 28 has been prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use by the European Union (EU). The comparative amounts for the year ended 31 December 2004 are based on the Group's financial statements for that year after adjustment for the transition from UK GAAP to IFRS.

The Group has adopted IAS 32 *Financial Instruments: Disclosure and Presentation*, IAS 39 *Financial Instruments: Recognition and Measurement* and IFRS 4 *Insurance Contracts* on 1 January 2005, as permitted by IFRS 1, without restating the comparative amounts for 2004, which have been presented under UK GAAP. The Group has voluntarily adopted the principles set out in FRS 27 *Life Assurance*, issued by the UK Accounting Standards Board in December 2004. FRS 27 requires certain with-profit insurance liabilities to be reported on the 'realistic balance sheet' basis and disclosures to be given concerning the allocation of capital.

2. Segment analysis

Resolution plc comprises three segments – Life division, Asset management and Management services. The Group has negligible overseas operations.

The segment information disclosed below includes the subsidiaries acquired in 2005 from their respective acquisition dates. The segment information also reflects the adoption of IAS 32, IAS 39, IFRS 4 and FRS 27 from 1 January 2005. The comparative information for 2004 has not been restated. Inter-segment services are priced on an arm's length basis taking into account the risks borne by the provider.

Income tax assets and liabilities are excluded from segment assets and liabilities in accordance with IAS 14 *segment reporting* and are shown under unallocated assets and liabilities.

Year ended 31 December 2005

	Life division £m	Asset management £m	Management services £m	Eliminations £m	Total £m
Segment revenue					
Gross premiums written	444.8	-	-	-	444.8
Premiums ceded to reinsurers	(50.4)	-	-	-	(50.4)
Net premiums written	394.4	-	-	-	394.4
Fees and commissions					
external	42.2	24.8	-	-	67.0
internal	-	17.6	172.0	(189.6)	-
	42.2	42.4	172.0	(189.6)	67.0
Segment result	358.3	11.8	3.6		373.7
Corporate expenses					(12.0)
Corporate interest income					4.0
Corporate interest expense					(11.7)
Income taxes - policyholder					(94.2)
- equity holder					(98.0)
Total profit after tax attributable to equity holders					161.8

	Life division £m	Asset management £m	Management services £m	Unallocated £m	Total £m
Other segment information					
Segment assets employed	41,723.2	59.7	182.5	96.2	42,061.6
Goodwill	65.0	134.5	10.0	-	209.5
Unallocated corporate assets	-	-	-	111.9	111.9
Consolidated total assets	41,788.2	194.2	192.5	208.1	42,383.0
Segment liabilities	38,327.9	22.2	125.2	981.7	39,457.0
Unallocated corporate liabilities	-	-	-	391.1	391.1
Consolidated total liabilities	38,327.9	22.2	125.2	1,372.8	39,848.1
Acquisition of in-force business	1,114.2	-	-	-	1,114.2
Other capital expenditure	4.2	-	1.8	-	6.0
Amortisation of acquired in-force business	(44.9)	-	-	-	(44.9)
Other amortisation and depreciation	(27.3)	-	(3.7)	-	(31.0)
Non-recurring items					
Profit on acquisitions	88.7	-	-	-	88.7
Impairment of goodwill attributed to management services	-	-	(20.0)	-	(20.0)
Release of deferred income liability	-	-	26.0	-	26.0
Post merger reorganisation costs	-	(0.6)	(1.4)	-	(2.0)
Fund merger benefits (net)	17.1	-	-	-	17.1

The release of the deferred income liability of £26.0m relates to the gain arising on the transfer of the with-profit funds' interest in the Britannic defined benefit pension scheme.

Year ended 31 December 2004

	Life division £m	Asset management £m	Management services £m	Eliminations £m	Total £m
Segment revenue					
Gross premiums written	526.3	-	-	-	526.3
Premiums ceded to reinsurers	(355.4)	-	-	-	(355.4)
Net premiums written	170.9	-	-	-	170.9
Fees and commissions-external	-	27.2	-	-	27.2
-internal	-	14.8	-	(14.8)	-
	-	42.0	-	(14.8)	27.2
Segment result	81.6	1.4	-		83.0
Corporate expenses					(2.8)
Corporate interest income					18.8
Corporate interest expense					(8.5)
Income taxes					(7.3)
Total profit after tax attributable to equity holders					83.2

	Life division £m	Asset management £m	Management services £m	Unallocated £m	Total £m
Other information					
Segment assets employed	12,584.4	52.0	-	12.5	12,648.9
Goodwill	-	117.5	-	-	117.5
Unallocated corporate assets	-	-	-	58.7	58.7
Consolidated total assets	12,584.4	169.5	-	71.2	12,825.1
Segment liabilities	11,852.0	15.2	-	54.4	11,921.6
Unallocated corporate liabilities	-	-	-	127.1	127.1
Consolidated total liabilities	11,852.0	15.2	-	181.5	12,048.7
Capital expenditure	112.5	0.5	-	1.8	114.8
Amortisation and depreciation	(3.2)	(1.3)	-	(2.4)	(6.9)
Non-recurring items	(4.0)	-	-	-	(4.0)
Non-cash expenses other than amortisation and depreciation	(20.0)	(8.0)	-	-	(28.0)

The non-recurring item of £4.0m relates to restructuring costs incurred following the reassurance to the Group of the life and pensions business of Allianz Cornhill Insurance plc. The non-cash expenses comprise £20.0m deferred acquisition costs and £8.0m goodwill impairment in respect of the asset management operation.

3. Other operating income

	2005 £m	2004 £m
Excess of the Group's interest in the fair value of the net assets of Century Group Limited and the life business of Allianz Cornhill Insurance plc over cost (note 15)	**88.7**	-
Gain arising on the transfer of the with-profit funds' interest in the Britannic defined benefit pension scheme	**26.0**	-
Other income	**5.0**	6.1
	119.7	6.1

On 1 January 2005 the majority of the risks and benefits of the Britannic Group defined benefit pension scheme that were previously borne by the with-profit funds of Britannic Assurance plc were transferred to the equity holders' funds. At the same time the management services agreement between Resolution Management Services Limited and the with-profit funds was revised to include an implicit reduction in the expense charges from 2005 for the effect of the pension contribution holiday previously attributable to the with-profit funds. The profit arising to equity holders reflects the assumption of risk by the equity holders in exchange for pricing certainty obtained by the with-profit funds.

4. Administrative expenses

	2005 £m	2004 £m
Staff costs and other employee related costs	**61.6**	48.3
Defined benefit pension scheme service cost	**5.7**	6.0
Contributions to defined contribution pension schemes	**1.2**	0.4
Depreciation of property, plant and equipment	**3.7**	4.4
Amortisation of other intangible assets	**10.2**	-
Operating lease rentals	**1.8**	5.9
Post merger reorganisation costs	**2.0**	-
Impairment of goodwill	**20.0**	8.0
Other expenses	**153.3**	135.1
	259.5	208.1

Other expenses includes £nil (2004: £65.2m) relating to an implicit pension holiday within the unit charges agreed between the equity holders and the with-profit funds under a new management services agreement which came into effect on 1 January 2005. These unit charges were taken into account in the calculation of the long term business provision as at 31 December 2004.

5. Income taxes

(a) Current year tax charge

	2005	2004
	£m	£m
Current tax:		
UK corporation tax	**118.1**	39.0
Overseas tax	**5.2**	3.1
	123.3	42.1
Adjustment in respect of prior years	**(12.8)**	(36.2)
	110.5	5.9
Deferred tax:		
Reversal/(origination) of temporary differences		
On non-profit surpluses	**53.2**	6.6
On amortisation of acquired in-force business	**(20.2)**	(0.8)
Other	**48.8**	(4.6)
Recognition of previously unrecognised tax loss/tax credit	**(2.1)**	-
Reversal of write down/(write down) of deferred tax assets	**2.0**	0.2
	81.7	1.4
Total income tax expense	**192.2**	7.3
Attributable to : policyholders	**94.2**	11.5
: equity holders	**98.0**	(4.2)
	192.2	7.3

Unrecognised tax losses of previous years have been used to reduce current tax expense and deferred tax by £5.0m (2004: £6.3m) and £20.3m (2004: £2.8m) respectively. The Group, as a proxy for policyholders in the UK, is required to pay taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK life insurance policyholder earnings is included in income tax expense. The tax expense attributable to policyholder earnings was £94.2m (2004: £11.5m).

The deferred tax charge for 2005 includes £48.4m in respect of the surplus in the non-profit fund of Britannic Assurance.

(b) Tax charged to Statement of Recognised Income and Expense

	2005	2004
	£m	£m
Current tax	**-**	-
Deferred tax	**0.1**	(3.2)
	0.1	(3.2)

6. Earnings per share

The profit attributable to ordinary shareholders for the purposes of computing earnings per share has been calculated as set out below. In accordance with IFRS this is after deducting dividends and coupons on equity instruments paid in the year.

	2005	2004
	£m	£m
Profit for the year attributable to equity holders	**161.8**	83.2
Less: Dividends paid on preference shares	-	-
Coupons paid on perpetual reset capital securities	-	-
Profit for the year attributable to ordinary shareholders	**161.8**	83.2

The basic earnings per share of 65.0p (2004: 42.3p) has been based on the profit of £161.8m (2004: £83.2m) and a weighted average number of ordinary shares outstanding during the year of 248,939,286 (2004: 196,576,702), calculated as follows:

	2005	2004
	No.	No.
Issued ordinary shares at beginning of year	**196,658,549**	196,493,388
Effect of ordinary shares issued	**52,280,737**	83,314
Weighted average number of ordinary shares	**248,939,286**	196,576,702

The diluted earnings per share of 64.4p (2004: 41.9p) has been based on the profit of £161.8m (2004: £83.2m) and a diluted weighted average number of ordinary shares outstanding during the year of 251,314,072 (2004: 198,410,451) calculated as follows:

	2005	2004
	No.	No.
Weighted average number of ordinary shares at end of year	**248,939,286**	196,576,702
Effect of ordinary share options in issue	**2,374,786**	1,833,749
Weighted average number of ordinary shares (diluted)	**251,314,072**	198,410,451

7. Statement of changes in equity

	Share capital	Share premium	Perpetual reset capital securities	Reserves	Retained earnings	Minority interests	Total
	£m	£m	£m	£m	£m	£m	£m
At 31 December 2004	9.8	47.2	-	0.9	718.5	-	776.4
Effect of implementing IAS 32, IAS 39, IFRS 4 and FRS 27	-	-	-	-	(4.5)	-	(4.5)
At 1 January 2005	9.8	47.2	-	0.9	714.0	-	771.9
Total recognised income and expense for the year attributable to equity holders	-	-	-	0.1	158.5	-	158.6
Dividends on ordinary shares	-	-	-	-	(48.2)	-	(48.2)
	9.8	47.2	-	1.0	824.3	-	882.3
Issue of ordinary share capital	8.3	0.6	-	1,043.0	-	-	1,051.9
Issue costs	-	(5.3)	-	-	-	-	(5.3)
Equity share options issued	-	-	-	1.3	-	-	1.3
Preference shares of acquired business	-	-	-	-	-	108.2	108.2
Issue of perpetual reset capital securities	-	-	500.0	-	-	-	500.0
Issue costs, net of tax relief	-	-	(3.5)	-	-	-	(3.5)
At 31 December 2005	18.1	42.5	496.5	1,045.3	824.3	108.2	2,534.9

Tax relief on the costs of issuing the perpetual reset capital securities amounts to £1.5m.

	Share capital	Share premium	Perpetual reset capital securities	Reserves	Retained earnings	Minority interests	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2004, as previously reported	9.8	21.7	-	25.5	666.1	-	723.1
Transfer between reserves	-	25.3	-	(25.3)	-	-	-
At 1 January 2004, as restated	9.8	47.0	-	0.2	666.1	-	723.1
Total recognised income and expense for the year attributable to equity holders	-	-	-	-	79.6	-	79.6
Dividends on ordinary shares	-	-	-	-	(30.4)	-	(30.4)
	9.8	47.0	-	0.2	715.3	-	772.3
Issue of ordinary share capital	-	0.2	-	-	-	-	0.2
Equity share options issued	-	-	-	0.7	-	-	0.7
Change in own shares acquired	-	-	-	-	3.2	-	3.2
At 31 December 2004	9.8	47.2	-	0.9	718.5	-	776.4

The transfer between reserves relates to the establishment of a minimum share premium in accordance with the requirements of section 132 Companies Act 1985, in respect of a previous group reconstruction.

8. Share capital

	2005 £m	2004 £m
Authorised: 500m (2004: 260m) ordinary shares of 5p each	25.0	13.0
Issued and fully paid: 361.1m (2004: 196.7m) ordinary shares of 5p each	18.1	9.8

	2005 million	2004 million
Shares in issue at 1 January	196.7	196.5
Shares issued under share option schemes	0.2	0.2
Shares issued on acquisition of Resolution Life Group Limited	164.2	-
Shares in issue at 31 December	361.1	196.7

9. Perpetual reset capital securities

	2005 £m	2004 £m
At 1 January	-	-
Issued in the year	500.0	-
Issue costs, net of tax relief	(3.5)	-
At 31 December	496.5	-

£500m of perpetual reset capital securities ('the Notes') were issued by Resolution plc on 17 November 2005. The Notes are listed on the London Stock Exchange. The proceeds of the issue amounted to £496.5m after deducting the issue costs of £3.5m, net of tax relief.

10. Reserves

	Share options reserve £m	Revaluation reserve £m	Other reserve £m	Merger reserve £m	Total £m
At 1 January 2005	0.9	-	-	-	0.9
Equity share options issued	1.3	-	-	-	1.3
Merger reserve arising on the issue of shares for the acquisition of Resolution Life Group Limited	-	-	-	1,043.0	1,043.0
Allocation from total recognised income and expense for the year attributable to equity holders	-	0.1	-	-	0.1
At 31 December 2005	2.2	0.1	-	1,043.0	1,045.3

	Share options reserve £m	Revaluation reserve £m	Other reserve £m	Merger reserve £m	Total £m
At 1 January 2004, as previously reported	0.2	-	25.3	-	25.5
Transfer to share premium (note 7)	-	-	(25.3)	-	(25.3)
At 1 January 2004, as restated	0.2	-	-	-	0.2
Equity share options issued	0.7	-	-	-	0.7
At 31 December 2004	0.9	-	-	-	0.9

The share options reserve comprises the cumulative fair value charges made to the income statement in respect of share options granted and still outstanding.

The revaluation reserve comprises the post-acquisition revaluation gain on owner-occupied properties held by the equity holders' funds.

The transfer to share premium relates to the establishment of a minimum share premium, in accordance with the requirements of section 132 Companies Act 1985, in respect of a previous Group reconstruction.

The merger reserve is the difference between the fair value and the nominal value of the shares issued on 6 September 2005 in consideration for the acquisition of Resolution Life Group Limited.

11. Retained earnings

	Held within the long term business £m	Other retained earnings £m	Total £m
At 31 December 2004	**530.9**	**187.6**	**718.5**
Effect of implementation of IAS 32, IAS 39, IFRS 4 and FRS 27	**(17.8)**	**13.3**	**(4.5)**
At 1 January 2005	**513.1**	**200.9**	**714.0**
Allocation from total recognised income and expense for the year attributable to equity holders	**81.8**	**76.7**	**158.5**
Transfers	**(123.6)**	**123.6**	**-**
	471.3	**401.2**	**872.5**
Dividends on ordinary shares	**-**	**(48.2)**	**(48.2)**
At 31 December 2005	**471.3**	**353.0**	**824.3**

Dividends on ordinary shares comprise the final dividend for 2004 of £24.4m and the interim dividend for 2005 of £23.8m.

	Held within the long term business £m	Other retained earnings £m	Total £m
At 1 January 2004	511.4	154.7	666.1
Total recognised income and expense for the year attributable to equity holders	62.3	17.3	79.6
Transfers	(46.0)	46.0	-
	527.7	218.0	745.7
Dividends on ordinary shares	-	(30.4)	(30.4)
Change in own shares acquired	3.2	-	3.2
At 31 December 2004	530.9	187.6	718.5

Dividends on ordinary shares comprise the final dividend for 2003 of £19.7m and the interim dividend for 2004 of £10.7m.

Distribution of the retained earnings held within the long term funds is subject to retaining sufficient funds to protect policyholder interests.

12. Minority interests

	2005	2004
	£m	£m
At 1 January	**-**	-
Acquired through business combinations	**108.2**	-
Changes in the year	**-**	-
At 31 December	**108.2**	-

The minority interests comprise two separate tranches of preference shares, each with a nominal value of £50m, plus the attributed coupon to the date of acquisition of £8.2m.

13. Capital statement

There is a requirement under UK Financial Reporting Standard 27 (FRS 27) to present a statement setting out total capital resources related to life assurance business. This information is set out below for each of the Group's material with-profit funds, namely Phoenix Life & Pensions Limited (PLP), Phoenix & London Assurance Limited (PALAL) and Britannic Assurance plc (BA), as well as for other life assurance business. These with-profit funds fall under the Financial Services Authority's (FSA's) realistic capital regime. Under this regime, liabilities to policyholders include both declared bonuses and the anticipated future bonuses not yet declared. They do not, however, include the amounts attributable to equity holders in respect of future bonuses.

Capital statement

	PLP	PALAL	BA	Other with-profits funds	Non-profit funds	Total life operations
	£m	£m	£m	£m	£m	£m
Equity holders' funds						
Outside long term fund	63.2	325.0	-	-	890.2	1,278.4
Inside long term fund	-	-	-	53.0	706.1	759.1
Other qualifying capital						
Subordinated debt	36.0	211.9	-	-	20.0	267.9
Unallocated surplus	174.7	-	284.8	396.9	-	856.4
Regulatory adjustments						
Assets	(0.3)	(1.2)	346.2	(5.8)	(137.7)	201.2
Liabilities	1,091.3	65.5	-	10.7	(76.0)	1,091.5
Total available capital resources	**1,364.9**	**601.2**	**631.0**	**454.8**	**1,402.6**	**4,454.5**
Capital requirement	**1,265.7**	**355.8**	**631.0**	**228.8**	**425.8**	**2,907.1**
Overall surplus capital over regulatory requirements 31 December 2005	**99.2**	**245.4**	**-**	**226.0**	**976.8**	**1,547.4**

Analysis of net policyholders' liabilities

	PLP	PALAL	BA	Other with-profits funds	Non-profit funds	Total life operations
	£m	£m	£m	£m	£m	£m
Insurance contracts	7,723.9	6,236.9	1,921.3	2,484.0	4,559.1	22,925.2
Investment contracts with DPF	-	-	3,431.6	311.6	-	3,743.2
Investment contracts	5.3	3.5	-	0.5	6,676.3	6,685.6
Total technical liabilities	**7,729.2**	**6,240.4**	**5,352.9**	**2,796.1**	**11,235.4**	**33,354.0**

Reconciliation of equity holders' funds

The equity holders' funds in the capital statement can be reconciled to Group equity holders' funds as follows:

	£m
Equity holders' funds of life businesses at 31 December 2005	2,037.5
Less Alba Life shareholders funds	(241.9)
RLG acquired VIF and goodwill (£65m)	454.4
Asset management business (including goodwill of £134.5m)	171.3
Management services business (including goodwill of £10m)	58.3
Other non-life companies and holding companies	55.3
Group equity holders' funds at 31 December 2005	2,534.9

The shareholder funds of Alba Life are not included in Group equity holders' funds as that company is directly owned by the Britannic Assurance with-profit fund.

The regulatory liabilities for PLP, PALAL and BA have been determined taking account of the requirement in the Institute and Faculty of Actuaries' Guidance Note, GN45, to show zero working capital for a realistic basis with-profit fund that is closed to new business. If this requirement were disregarded, the surplus capital over regulatory requirements would increase by £89m, £nil and £214m respectively.

14. Intangible assets

Goodwill is not amortised. Other intangible assets have finite lives. Acquired in-force business and deferred acquisition costs are amortised over periods of up to 50 years on a basis which reflects the anticipated emergence of profits from the underlying business written.

	Goodwill	Acquired in-force business	Deferred acquisition costs	Other	Total
	£m	£m	£m	£m	£m
Cost					
At 31 December 2004	224.8	121.1	43.3	112.7	501.9
Effect of adopting IAS 32, IAS 39, IFRS 4 and FRS 27	-	-	(15.8)	-	(15.8)
At 1 January 2005	224.8	121.1	27.5	112.7	486.1
Acquisitions through business combinations	112.0	1,114.2	86.1	-	1,312.3
Additions	-	-	-	4.2	4.2
Disposals	-	-	-	(116.7)	(116.7)
At 31 December 2005	336.8	1,235.3	113.6	0.2	1,685.9

Amortisation and impairment losses					
At 31 December 2004	**107.3**	**92.8**	**20.0**	**-**	**220.1**
Effect of adopting IAS 32, IAS 39, IFRS 4 and FRS 27	**-**	**2.3**	**(7.3)**	**-**	**(5.0)**
At 1 January 2005	**107.3**	**95.1**	**12.7**	**-**	**215.1**
Amortisation charge for the year	**-**	**44.9**	**17.1**	**10.2**	**72.2**
Impairment losses	**20.0**	**-**	**-**	**-**	**20.0**
Disposals	**-**	**-**	**-**	**(10.0)**	**(10.0)**
At 31 December 2005	**127.3**	**140.0**	**29.8**	**0.2**	**297.3**
Carrying amount					
At 31 December 2005	**209.5**	**1,095.3**	**83.8**	**-**	**1,388.6**

	Goodwill	Acquired in-force business	Deferred acquisition costs	Other	Total
	£m	£m	£m	£m	£m
Cost					
At 1 January 2004	224.8	121.1	43.3	0.2	389.4
Additions	-	-	-	112.5	112.5
At 31 December 2004	224.8	121.1	43.3	112.7	501.9
Amortisation and impairment losses					
At 1 January 2004	99.3	90.3	-	-	189.6
Amortisation charge for the year	-	2.5	20.0	-	22.5
Impairment losses	8.0	-	-	-	8.0
At 31 December 2004	107.3	92.8	20.0	-	220.1
Carrying amount					
At 31 December 2004	117.5	28.3	23.3	112.7	281.8

Other intangible assets include the payment made to secure the rights to the economic benefits of the UK life business of Allianz Cornhill Insurance plc (ACI). The reassurance treaty between the Group and ACI was terminated on 30 September 2005 when the assets and liabilities were acquired by the Group by way of a transfer under Part VII Financial Services and Markets Act 2000.

The goodwill impairment in 2005 relates to the management services business. Whilst significant operating benefits are expected from the merger of the Britannic and Resolution Groups the cashflows for the impairment test exclude those relating to future activities not committed at 31 December 2005.

15. Acquisitions

(a) On 6 April 2005 the Group acquired 100% of the ordinary share capital of Century Group Limited. The Century Group was acquired for a cash consideration of £44.6m and additional consideration estimated at £1.8m. The total consideration including acquisition costs of £1.1m amounted to £47.5m.

The business of Century Group Limited was acquired at a discount to the fair value of its net assets which has given rise to an excess of the acquirer's interest in the fair value of the net assets of Century Group over cost of £2.4m. This amount has been included in other operating income in the income statement. No significant intangible assets were acquired other than the value of in-force business.

The acquiree's net assets at the date of acquisition were as follows:

	Carrying amounts £m	Fair value adjustments £m	Fair values £m
Intangible assets – value of in-force business	66.5	(3.3)	63.2
– deferred acquisition costs	0.2	(0.2)	-
Investment property	60.9	-	60.9
Financial assets	1,661.0	-	1,661.0
Insurance assets	404.8	-	404.8
Cash and cash equivalents	85.3	-	85.3
Other assets	21.7	-	21.7
Insurance contract liabilities	(989.7)	0.2	(989.5)
Unallocated surplus	(23.7)	-	(23.7)
Financial liabilities	(1,172.6)	-	(1,172.6)
Deferred tax	(25.2)	1.2	(24.0)
Other liabilities	(37.2)	-	(37.2)
Net identifiable assets and liabilities	**52.0**	**(2.1)**	**49.9**

	£m
Fair value of consideration	
Consideration satisfied in cash	44.6
Estimated additional consideration	1.8
Acquisition costs incurred	1.1
	47.5
Excess of the acquirer's interest in the fair value of the net assets of Century Group Limited over cost	2.4
	49.9

The principal fair value adjustment relates to the value of the acquired in-force business which totalled £63.2m before policyholder taxes of £20.0m and shareholder taxes of £6.8m.

The fair values have been revised from those presented on a provisional basis in the interim financial statements for 2005. The value of the in-force business acquired has been revised to reflect a valuation using European Embedded Value principles and has been grossed up for policyholder and shareholder taxes. In the interim financial statements the value of in-force business was calculated on Traditional Embedded Value principles and was grossed up for policyholder and shareholder taxes at a provisional rate. In addition it has been possible to make a reliable estimate of the additional consideration payable.

The profit of Century Group Limited for the period from the date of acquisition to 31 December 2005 amounted to £2.5m after income taxes. It is not practicable to disclose the revenue and profit or loss of the combined entities on the basis that the business combination had been effected on 1 January 2005 as the information is not readily available for the period to the date of acquisition.

(b) On 6 September 2005 the Company acquired 100% of the ordinary share capital of Resolution Life Group Limited. The acquisition was effected by the issue of 164,249,733 new ordinary shares in Resolution plc in exchange for the 'A', 'B' and Founder shares in Resolution Life Group Limited. The fair value of the new ordinary shares issued amounted to £1,051.2m based on the closing bid price on 5 September 2005 of 640p per share. The total cost of the acquisition was £1,060.1m, including acquisition costs of £8.9m. The costs of issuing the new ordinary shares, amounting to £5.3m, have been charged against share premium.

Resolution Life Group Limited has in issue two £50m tranches of preference shares, held by a minority third party. The minority interest in these preference shares has been taken as £108.2m, including an attributed coupon of £8.2m to the date of acquisition.

The fair value of the consideration for the ordinary share capital of Resolution Life Group Limited increased by £216.0m in the period between the date of the announcement of the proposed acquisition and the date of its completion. This reflected the increase in the bid value of the acquirer's ordinary shares in that period. The goodwill arising on the acquisition amounted to £112.0m. This has been allocated £65.0m to the Life division, £17.0m to asset management and £30.0m to management services. There were no significant intangible assets other than the acquired in-force business, which has been calculated using EEV principles and grossed up for policyholder and shareholder taxes.

The acquiree's net assets at the date of acquisition were as follows:

	Carrying amounts £m	Fair value adjustments £m	Fair values £m
Property, plant and equipment	**15.9**	**-**	**15.9**
Intangible assets – acquired in-force business	**4.5**	**899.2**	**903.7**
– other	**86.1**	**-**	**86.1**
Investment property	**1,641.3**	**-**	**1,641.3**
Financial assets	**19,756.8**	**-**	**19,756.8**
Insurance assets	**4,279.8**	**-**	**4,279.8**
Cash and cash equivalents	**430.6**	**-**	**430.6**
Other assets	**421.5**	**-**	**421.5**
Pension scheme deficit	**(3.7)**	**-**	**(3.7)**
Insurance contract liabilities	**(20,686.8)**	**(13.9)**	**(20,700.7)**
Unallocated surplus	**(359.9)**	**(21.9)**	**(381.8)**
Provisions	**(10.2)**	**-**	**(10.2)**
Financial liabilities	**(4,172.2)**	**(5.2)**	**(4,177.4)**
Deferred tax	**(125.1)**	**(492.5)**	**(617.6)**
Other liabilities	**(587.3)**	**(0.7)**	**(588.0)**
Net identifiable assets and liabilities	**691.3**	**365.0**	**1,056.3**

Fair value of consideration	
Consideration satisfied by the issue of shares	**1,051.2**
Acquisition costs incurred	**8.9**
	1,060.1
Minority interest in preference shares	**108.2**
	1,168.3
Goodwill	**(112.0)**
	1,056.3

The principal fair value adjustment relates to the value of the acquired in-force business which totalled £903.7m before policyholder tax of £334.9m and shareholder tax of £164.1m. This includes £31.7m before policyholder tax of £9.1m and shareholder tax of £nil attributable to in-force business held by the policyholders' funds.

The profit of Resolution Life Group Limited for the period from the date of acquisition to 31 December 2005 amounted to £42.4m after income taxes. It is not practicable to disclose the revenue and profit or loss of the combined entities on the basis that the business combination had been effected on 1 January 2005 as the information is not readily available for the period to the date of acquisition.

(c) On 30 September 2005 the Group acquired the assets and liabilities of the UK life business of Allianz Cornhill Insurance plc ("ACI") by way of a transfer under Part VII Financial Services and Markets Act 2000. At the same time the existing reassurance agreement between the Group and ACI was terminated. The business was acquired for a consideration of £106.7m, equal to the amortised carrying value of the payment made to secure the rights to the economic benefits of the UK life business of ACI under the reassurance treaty.

The acquisition of the UK life business of ACI has given rise to an excess of the acquirer's interest in the fair value of the net assets of the life business over cost of £86.3m, principally arising from valuing the in-force business on EEV principles, valuing certain tax losses and releasing a provision for the effect of lapses. This amount has been included in other operating income in the

income statement. There were no significant intangible assets other than the value of in-force business, which has been calculated on EEV principles and grossed up for policyholder and shareholder taxes.

The acquiree's net assets at the date of acquisition were as follows:

	Carrying amounts £m	Fair value adjustments £m	Fair values £m
Intangible assets – value of in-force business	-	147.3	147.3
Financial assets	797.5	(1.0)	796.5
Insurance assets	44.0	(3.1)	40.9
Cash and cash equivalents	45.8	-	45.8
Other assets	8.0	-	8.0
Liabilities under insurance contracts	(645.5)	42.0	(603.5)
Unallocated surplus	(20.3)	-	(20.3)
Financial liabilities	(214.7)	14.7	(200.0)
Deferred tax	6.4	(14.6)	(8.2)
Other liabilities	(13.5)	-	(13.5)
Net identifiable assets and liabilities	**7.7**	**185.3**	**193.0**

Fair value of consideration	106.7
Excess of the acquirer's interest in the fair value of the net assets of the life business of ACI over cost	86.3
	193.0

The principal fair value adjustment relates to the value of the acquired in-force business which totalled £147.3m before policyholder tax of £9.7m and shareholder tax of £4.9m.

The profit of the UK life business of ACI for the period from the date of acquisition to 31 December 2005 amounted to £3.5m after income taxes. It is not practicable to disclose the revenue and profit or loss of the combined entities on the basis that the business combination had been effected on 1 January 2005 as the information is not readily available for the period to the date of acquisition.

RESOLUTION plc

GROUP SUPPLEMENTARY INFORMATION: EUROPEAN EMBEDDED VALUE BASIS

Summarised pro forma consolidated income statement – EEV basis
For the six months ended 31 December 2005

	Life division £m	Other £m	Total £m
Life division EEV operating profit before tax	84.9	-	84.9
Asset management	-	5.8	5.8
Management services	-	2.0	2.0
Group income and charges	-	(6.9)	(6.9)
Operating profit before non recurring items, financing costs and tax	**84.9**	**0.9**	**85.8**
Non-recurring items	69.1	(30.9)	38.2
Economic experience variances	87.9	(19.2)	68.7
Effect of economic assumption changes	(17.0)	-	(17.0)
Profit/(loss) before financing costs and tax	**224.9**	**(49.2)**	**175.7**
Financing costs	-	(15.2)	(15.2)
Profit/(loss) before tax	**224.9**	**(64.4)**	**160.5**
Attributed tax charge	(67.1)	25.0	(42.1)
Profit/(loss) after tax	**157.8**	**(39.4)**	**118.4**

The pro forma profits arising in management services and asset management have been included on an IFRS basis for the six months ended 31 December 2005.

Reconciliation of movements in consolidated shareholders funds – EEV basis
For the six months ended 31 December 2005

	£m
Opening embedded value at 30 June 2005	**2,004.2**
Profit after tax	118.4
Dividends to ordinary shareholders	(23.8)
Share capital issued	32.8
Actuarial losses on pension scheme	(1.5)
Equity share options issued	0.8
Closing embedded value at 31 December 2005	**2,130.9**

Embedded value per share

Embedded value per share attributable to ordinary shareholders	
31 December 2005	**£5.90**
30 June 2005	**£5.55**

Summarised consolidated balance sheet - EEV basis
As at 31 December 2005

	£m
Assets	
Pension scheme surplus	93.7
Goodwill	144.5
Value of in-force business	1,018.7
Investment property	2,355.7
Financial assets	32,510.7
Insurance assets	3,732.5
Other assets	625.0
Cash and cash equivalents	1,745.1
Total assets	**42,225.9**
Equity	
Ordinary share capital	18.1
Share premium	42.5
Other reserves	959.3
Retained earnings	92.3
Additional retained earnings on EEV basis	1,018.7
Equity attributable to ordinary shareholders	**2,130.9**
Preference share capital in subsidiary	98.9
Perpetual reset capital securities	515.0
Total equity	**2,744.8**
Liabilities	
External debt	86.6
Technical provisions	31,366.8
Financial liabilities	6,964.8
Other liabilities	1,062.9
Total liabilities	**39,481.1**
Total equity and liabilities	**42,225.9**

Notes to the Group supplementary information

1. Basis of preparation

The pro forma supplementary information on pages 46 to 47 covering the six months to 31 December 2005 has been prepared on the European Embedded Value (EEV) basis.

The EEV methodology adopted by the Group is in accordance with the EEV principles and guidance issued in May 2004 by the European CFO Forum, with the exception that Resolution Management Services (RMS) and Britannic Asset Management (BAM) have been excluded from the definition of covered business, for the reasons outlined below. The CFO Forum published additional guidance on disclosures. This guidance is mandatory for all supplementary financial reporting for accounting periods ending on or after 31 December 2006 and has been adopted in preparing this supplementary information.

The consolidated results have been prepared on a pro forma basis as if the acquisition of the Resolution Life Group by the Britannic Group became effective as at 30 June 2005. The Directors believe that this provides the most appropriate approach as each of the merged entities has previously published stand-alone embedded value information as at 30 June 2005, which has been subsequently restated to an EEV basis.

Results for the full year ended 31 December 2005 and for the comparative period are not presented as the Group did not prepare financial information on an EEV basis prior to 30 June 2005.

2. EEV methodology

Overview

The EEV basis of reporting for long term insurance business is designed to recognise profit as it is earned over the term of a policy. The total profit recognised over the lifetime of a policy will be the same as that recognised under International Financial Reporting Standards (IFRS) but the emergence of profit will be different.

For the purposes of EEV reporting, the Group has adopted a market-consistent methodology. Within a market-consistent embedded value (MCEV) framework, assets and liabilities are valued in line with market prices and consistently with each other. In principle, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets.

Embedded value

The embedded value represents the shareholders' interest in the covered and non-covered businesses excluding any value that may be generated by future new business. For covered businesses, it comprises the sum of the shareholders' net worth on an EEV basis and the value of in-force business. For non-covered businesses, it comprises the IFRS net worth including goodwill. Perpetual reset capital securities, senior debt and RLG preference shares are included in embedded value at their market-consistent value.

Covered business

The EEV methodology requires an insurance company to distinguish between covered and non-covered business. The covered business is valued on an EEV basis. The assets and liabilities of the non-covered business with the exception of preference shares, perpetual reset capital securities and senior debt are valued on the IFRS basis used in the primary financial statements, including goodwill where appropriate. Results for non-covered businesses are based on the pro forma IFRS profits for the period.

The covered business includes all long term insurance business written by the Group but excludes management services and asset management businesses.

Under EEV guidance, productivity gains should not be recognised until they have been achieved. This treatment is inconsistent with the cost profile of a closed life fund, where continual cost reductions are required to maintain unit costs as the business runs off.

In the opinion of the Directors, if the EEV guidance were to be applied to management services and asset management, it would not provide a fair reflection of the Group's financial position.

Net worth

The net worth is the market-consistent value of the shareholders' funds of the covered businesses together with the shareholders' interest in surplus assets held in the long term business funds less the value of any projected shareholder capital injections into the with-profit funds. Projected shareholder capital injections include the intrinsic burn-through costs in respect of Phoenix & London Assurance Ltd (PALAL). It also comprises the net worth of the non-covered businesses on an IFRS basis including goodwill but valuing perpetual reset capital securities, preference shares and senior debt on a market-consistent basis.

Value of in-force

The value of in-force business (VIF) represents the present value of profits attributable to shareholders arising from covered business, less an allowance for the time value of financial options and guarantees, less an allowance for the impact of non-market risks on non-profit business, less the cost of holding required capital.

The approach adopted to calculate the market-consistent VIF combines deterministic and stochastic models. Deterministic techniques have been used to value 'non-option cash flows' that is cash flows whose values vary linearly with market movements. Stochastic techniques have been used to value cash flows with an asymmetric effect on shareholder cash flows (e.g. investment guarantees on with-profit products).

For the deterministic approach, the calculation of the VIF involves valuing cash flows using a discount rate which reflects the risk inherent in each cash flow. In practice, it is not necessary to discount each cash flow at a different rate. The same results can be achieved by projecting and discounting all cash flows at the risk free rate under the 'certainty equivalent approach'.

The market-consistent VIF is calculated under the certainty equivalent approach by using existing embedded value models and projecting and discounting all cash flows at risk-free rates.

For the stochastic approach, the MCEV calculation involves the use of stochastic models developed for the purposes of realistic balance sheet reporting.

Required capital and free surplus

The EEV principles require capital allocated to the covered business to be split between required capital, where future distributions to shareholders are restricted, and free surplus.

The amount of required capital is defined as the greater of:

a) the minimum amount of capital required to meet the FSA capital adequacy requirements, consisting of the greater of Pillar 1 and Pillar 2 capital requirements, where the Pillar 2 capital requirements allow for any Individual Capital Guidance received from the FSA;
b) the capital required under the Group's capital management policy; and
c) the commitments made to credit rating agencies.

Cost of capital

EEV principles require companies to make an allowance for the cost of capital, consistent with the definition of required capital. The cost of capital is defined as the difference between the market value of the required capital and the present value of future releases allowing for future investment return on that capital. The market-consistent cost of capital also allows for investment expenses and the cost of taxation.

Financial options and guarantees

EEV principles require companies to make an explicit allowance for the time value of financial options and guarantees.

The Group has calculated the time value cost of financial options and guarantees using market-consistent stochastic models calibrated to the market prices of financial instruments at 31 December 2005. The stochastic models allow for the impact of management actions and the hedging strategies which were in place at 31 December 2005.

Allowance for non-market risk

In general, the allowance for non-market risk is covered by the Group's adoption of best estimate experience assumptions and the amount of required capital. However, there are certain situations in which the shareholder impact of fluctuations in experience is asymmetric, namely that adverse experience can have a higher negative impact on shareholder value than that the positive impact generated by favourable experience.

The Group has made explicit allowances for the impact of non-market risk as follows:

- within the time value of financial options and guarantees in the with-profit funds, allowance has been made for the impact of non-market risk where asymmetries in the shareholder interest mean that best estimate assumptions do not fully reflect the impact of extreme events; and similarly

- within the VIF of the non-profit business, an explicit allowance has been made for the impact of non-market risk.

The methodology used to determine the appropriate allowance for non-market risk is based on the analysis undertaken as part of the development of the Individual Capital Assessments (ICAs).

The table below summarises how each item of risk has been explicitly considered within the EEV.

Type of risk	**EEV methodology**
Market-related risks	Allowed for explicitly in EEV calculations
Non-market risks related to with-profit business (including non-profit business within with-profit funds)	Allowed for in calculation of options and guarantees
Non-market risks related to non-profit business which are asymmetrical relative to the impact on shareholders	Allowed for in calculation of non-market risk
Non-market risks related to non-profit business which are symmetrical relative to the impact on shareholders	Within best estimate assumption

New business

As all of the Group's funds are closed the value of new business is not material and is not separately identified as a source of value.

An allowance for future premiums arising from Department of Works and Pensions rebates is included within the value of in-force covered business. Any value arising from incremental or new policies will be included within the EEV profits for the period as an operating variance.

Debt, preference shares and perpetual reset capital securities

All debt and equity, other than ordinary shareholders' interests, are valued on a market-consistent basis. Listed securities are valued at their closing market price. Unlisted securities and debt are valued on a discounted cash flow basis, taking into account the known interest rates and assumed terms to repayment.

Taxation

EEV profits are calculated on a net of tax basis and grossed up at the effective rate applicable to shareholders.

In adopting the EEV principles, full allowance has been made for the market-consistent value of tax which would become payable on the transfer of surplus assets out of the non-profit funds. This allowance reflects the projected pace of release of surplus from the non-profit funds that is not required to cover the burn-through costs in the with-profit funds.

3. Analysis of consolidated income statement: Life division – EEV basis
For the six months ended 31 December 2005

	EEV net worth £m	Value of in-force £m	Total £m
Expected return on existing business			
Expected return on value of in-force	-	47.7	47.7
Transfer to net worth	104.0	(104.0)	-
Expected return on shareholders' net worth	40.2	-	40.2
Life Division expected EEV profit before tax	**144.2**	**(56.3)**	**87.9**
Operating experience variances	158.3	(118.4)	39.9
Operating assumption changes	(23.6)	(19.3)	(42.9)
Life Division EEV operating profit before tax	**278.9**	**(194.0)**	**84.9**
Non-recurring items	1.5	67.6	69.1
Economic experience variances	28.4	59.5	87.9
Effect of economic assumption changes	(41.4)	24.4	(17.0)
Life Division EEV profit before tax	**267.4**	**(42.5)**	**224.9**
Attributed tax charge	(79.9)	12.8	(67.1)
Life Division EEV profit after tax	**187.5**	**(29.7)**	**157.8**

Expected return on value of in-force

The expected return on the existing business for the six month period to 31 December 2005 reflects the expected change in the present value of future profits arising from the in-force

business, including the cost of capital and the cost of financial options and guarantees at 30 June 2005. The expected return is the best estimate return for each line of business based on the real world investment return assumptions at 30 June 2005 shown in section 10.

The overall expected return on existing business over the six month period is £47.7m.

Expected transfer to net worth

The expected transfer to net worth of £104.0m represents the nominal transfers from VIF to net worth in the six month period ended 31 December 2005 before tax. These transfers are calculated on the basis that VIF transactions during the six month period have occurred in line with the embedded value VIF assumptions as at 30 June 2005.

Expected return on shareholders' net worth

The expected return on shareholders' net worth held within the long term business funds (£40.2m) is the best estimate return based on the real world investment return assumptions at 30 June 2005 shown in section 10.

Operating experience variances

Operating experience variances of £39.9m include an improvement in tax margins offset by increases in the costs of mortgage endowment compensation and increased costs in respect of deferred annuities. Otherwise, overall experience was broadly in line with the underlying assumptions.

Operating assumption changes

The impact of changing the operating assumptions at 31 December 2005 was to reduce the EEV by £42.9m before tax. The key changes arose from the implementation of the management services agreement between the RLG life businesses and RMS, and the strengthening of reserves for mortgage endowment compensation.

Improvements in assumptions relating to guaranteed annuity take-ups of £28m have been off set by changes to longevity assumptions on the annuity book of £26m.

Non-recurring items

The synergies arising on completion of the four-way fund merger in December 2005 resulted in a one-off EEV profit of £69.1m. This profit represents the net uplift in the EEV of £48.4m grossed up at the shareholder rate of tax of 30%.

Economic experience variances

Strong equity market performance in excess of expected returns contributed the majority of the investment return out-performance of £87.9m although there were also contributions from favourable corporate bond spreads and the absence of corporate bond defaults compared to the EEV assumptions.

Economic assumption changes

The overall effect of changed economic assumptions over the period (largely a 0.1% reduction in the risk-free rate driven by the fall in gilt yields) was to reduce the life division's EEV profits by £17.0m.

Attributed tax charge

Life Division EEV profits are calculated net of tax and are grossed up at the effective shareholder tax rate of 30%.

4. Analysis of consolidated income statement: Other - EEV basis

For the six months ended 31 December 2005

	Management services £m	Asset management £m	Group £m	Total other £m
Asset management	-	5.8	-	5.8
Management services	2.0	-	-	2.0
Group income and charges	-	-	(6.9)	(6.9)
Operating profit/(loss) before non-recurring items, financing costs and income taxes	**2.0**	**5.8**	**(6.9)**	**0.9**
Non-recurring items	(21.4)	(0.6)	(8.9)	(30.9)
Economic experience variances	-	-	(19.2)	(19.2)
Profit/(loss) before financing costs and income taxes	**(19.4)**	**5.2**	**(35.0)**	**(49.2)**
Financing costs	-	-	(15.2)	(15.2)
Profit/(loss) before tax	**(19.4)**	**5.2**	**(50.2)**	**(64.4)**
Attributed tax charge/(credit)	(0.4)	(2.1)	27.5	25.0
Profit/(loss) after tax	**(19.8)**	**3.1**	**(22.7)**	**(39.4)**

Operating profits

The asset management, management services and Group pro forma operating profits for the six months ended 31 December 2005 are included on an IFRS basis.

Non-recurring items

The non-recurring items comprise the following:

- costs arising from the merger of RLG and Britannic of £22.8m in the six month period to 31 December 2005;
- post merger integration costs of £2.0m;
- the £19.2m benefit of the buy back of the RLG preference shares;
- the write-off of the unamortised balance of senior debt issue costs of £5.3m relating to the acquisition of RLG; and
- Impairment of management services goodwill £20.0m

Economic experience variances

Senior debt and perpetual reset capital securities have been valued on a market-consistent basis. This results in a charge of £19.2m for the six months, primarily due to the increase in the market value of the perpetual reset capital securities, compared to their issue value of £500m.

Financing costs

Financing costs for the six months amounted to £15.2m representing £11.2m of interest paid on RLG's senior debt and £4.0m of interest paid by Resolution plc on its borrowings.

Attributed tax charge

Taxation in respect of the non-life entities has been provided on an IFRS basis and constitutes a credit on operating charges of £12.9m and a one-off credit in respect of costs associated with the merger of £12.1m, giving a total tax credit on non-life operations of £25.0m.

5. Segmental analysis of movement in embedded value

For the six months ended 31 December 2005

	Life division £m	Management services £m	Asset management £m	Group £m	Total £m
Opening embedded value at 30 June 2005	**2,309.7**	**32.7**	**151.2**	**(489.4)**	**2,004.2**
Profit after tax	157.8	(19.8)	3.1	(22.7)	118.4
Dividend to ordinary shareholders	-	-	-	(23.8)	(23.8)
Share capital issued	-	30.0	17.0	(14.2)	32.8
Actuarial losses on pension scheme	-	(0.9)	-	(0.6)	(1.5)
Equity share options issued	-	-	-	0.8	0.8
Capital reallocation	(91.0)	16.3	-	74.7	-
Dividend from Britannic Assurance	(55.0)	-	-	55.0	-
Capital transfer to life division	131.8	-	-	(131.8)	-
Closing embedded value at 31 December 2005	**2,453.3**	**58.3**	**171.3**	**(552.0)**	**2,130.9**

Dividend to ordinary shareholders

An interim dividend of £23.8m (6.60p per share) was paid on 21 October 2005.

Share capital issued

The share capital issued of £32.8m relates to the goodwill arising on the acquisition of RLG, allocated to asset management (£17.0m) and management services (£30.0m), less capitalised acquisition costs of £14.2m.

Actuarial losses on pension scheme

The £1.5m actuarial loss on the pension scheme over the period has been included on an IFRS basis reflecting the movement through the consolidated statement of recognised income and expense for the six month period ended 31 December 2005.

Equity share options issued

The £0.8m increase in share capital arising from the equity share options issued during the period has been included on an IFRS basis.

Capital reallocation

Following the acquisition of RLG and the four-way fund merger, capital has been reallocated to the individual divisions to support their ongoing operations.

Dividend from Britannic Assurance

£55m of dividends were paid by Britannic Assurance Limited to Resolution plc during the six month period to 31 December 2005.

Capital transfer to life division

For the purposes of the EEV analysis reported at 30 June 2005, Resolution Life Limited (RLL) was defined as a Group company. Following a corporate reorganisation in December 2005, RLL is now the holding company for all of the Group's life companies and has been reclassified as falling within the segmental analysis as an element of the life division, reflecting its new role as a life division holding company.

6. Reconciliation of IFRS net worth to EEV net worth
As at 31 December 2005

	£m
Net worth as reported under IFRS as at 31 December 2005	**2,534.9**
Revision of Shareholders Accrued Interest	(123.8)
Tax on non-profit funds surplus assets	35.1
Acquired VIF	(566.6)
Life division goodwill	(65.0)
Intrinsic burn-through cost on PALAL	(86.5)
Market value of preference shares	(98.9)
Market value of perpetual reset capital securities	(515.0)
Other	(2.0)
Net worth on an EEV basis as at 31 December 2005	**1,112.2**

Revision of Shareholders Accrued Interest

The Shareholders' Accrued Interest (SAI), being the surplus in the non-profit funds of Phoenix Life Limited calculated on an IFRS basis, uses reserving assumptions which differ from those used to calculate the actuarial long-term fund surplus for the EEV results. The reduction in net worth of £123.8m reflects the net of tax impact on the SAI of moving to the EEV statutory reserving assumptions.

Tax on non-profit funds' surplus assets

The difference in taxation of the non-profit funds' surplus assets of £35.1m reflects underlying differences between the bases of preparation for IFRS and for EEV reporting. The main differences are that non-discounted cash flows are used for IFRS reporting compared to discounted cash flows used for EEV reporting and the impact of the underlying assumptions on the rate of taxation.

Net acquired in-force business

The IFRS net worth includes net acquired in-force business of £566m which, on an EEV basis, is replaced by the value of in-force business.

Life division goodwill

The acquisition of RLG by Britannic Group gave rise to goodwill of £112m of which £65m was allocated to the life division. The life division goodwill is excluded on an EEV basis.

Intrinsic burn-through cost on PALAL

The EEV net worth is calculated after explicitly allowing for the intrinsic burn-through cost on PALAL of £86.5m. Under IFRS this burn-through cost is reflected in the net acquired in-force business, which is excluded on an EEV basis.

Market-value of preference shares and perpetual reset capital securities

The IFRS net worth includes the preference shares and perpetual reset capital securities as equity. The EEV net worth is stated after deducting the market-consistent value of these securities.

7. Segmental analysis of market-consistent embedded value
As at 31 December 2005

	Net worth	Intrinsic burn through cost	Goodwill	Adjusted net worth	Certainty equivalent VIF	Time value of options and guarantees	Allowance for non-market risks	Cost of required capital	Total embedded value
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Life Division									
Britannic Assurance	349.8			349.8	297.5	(19.3)	(5.2)	(3.5)	**619.3**
Britannic Retirement Solutions	53.1			53.1	7.2		(5.0)	(9.4)	**45.9**
Britannic Unit Linked Assurance	32.1			32.1	2.7		(1.5)	-	**33.3**
Century Life	63.4			63.4	50.7	(2.7)	(7.4)	(13.4)	**90.6**
Allianz Cornhill life operations	64.0			64.0	146.3		(9.3)	(1.9)	**199.1**
Phoenix Life & Pensions	63.2			63.2	143.8	(1.8)		(7.0)	**198.2**
Phoenix & London Assurance	325.1	(86.5)		238.6	50.5			(37.0)	**252.1**
Phoenix Life Limited[1]	431.2			431.2	508.3		(36.0)	(20.6)	**882.9**
Resolution Life Limited[2]	131.8			131.8					**131.8**
Total Life Division	**1,513.7**	**(86.5)**	**-**	**1,427.2**	**1,207.0**	**(23.8)**	**(64.4)**	**(92.8)**	**2,453.2**
RMS	**48.3**		**10.0**	**58.3**					**58.3**
BAM	**36.8**		**134.5**	**171.3**					**171.3**
Group	**155.9**			**155.9**				**(7.3)**	**148.6**
Embedded value (before debt & minority interests and perpetual reset capital securities)	**1,754.7**	**(86.5)**	**144.5**	**1,812.7**	**1,207.0**	**(23.8)**	**(64.4)**	**(100.1)**	**2,831.4**
Perpetual reset capital securities	(515.0)			(515.0)					**(515.0)**
Resolution plc senior debt	(86.6)			(86.6)					**(86.6)**
RLG preference shares	(98.9)			(98.9)					**(98.9)**
Embedded value	**1,054.2**	**(86.5)**	**144.5**	**1,112.2**	**1,207.0**	**(23.8)**	**(64.4)**	**(100.1)**	**2,130.9**

((1) Incorporating residual assets of Swiss Life UK Ltd, Phoenix Assurance Ltd and Bradford Insurance Ltd.
(2) Resolution Life Limited is now the holding company for the Group's life companies. It was included under Group results in the 30 June 2005 EEV restatement.

8. Analysis of market-consistent embedded value
As at 31 December 2005

Intrinsic burn-through cost

The net worth of PALAL includes an intrinsic burn-through cost of £86.5m at 31 December 2005. This amount has been derived from the results of the stochastic models and scenario testing which indicate that it is appropriate to assume that none of the £79m loan made to the PALAL long-term fund in 2004 plus accumulated interest will be repaid.

Debt, perpetual reset capital securities and minority interests

The consolidated balance sheet as at 31 December 2005 includes Resolution plc senior debt (face value £85m), perpetual reset capital securities ('the notes') with a face value of £500m and preference shares issued by Resolution Life Group (face value £100m).

The notes are listed and for EEV purposes are valued at the closing offer price at 31 December 2005. The Resolution plc senior debt and RLG preference shares are not listed and have been valued on a discounted cash flow basis, taking into account the known interest rates and assumed terms to repayment.

Resolution Plc completed the buy back of preference shares issued by Resolution Life Group Limited from Royal & Sun Alliance Insurance Group plc for £100m (including accumulated dividends) on 31 March 2006. This gave rise to a profit of £19.2m against the market-consistent value of the shares reported as at 30 June 2005 (£116.8m). The value at 31 December 2005 reflects the terms agreed less the impact of discounting at the risk-free rate for 3 months.

The table below summarises the value of the notes, debt and preference shares at 31 December 2005.

The table below summarises the value of the notes, debt and preference shares at 31 December 2005.

	Face value £m	Market-consistent value £m
Resolution plc notes	500.0	515.0
Resolution plc senior debt	85.0	85.6
RLG preference shares	100.0	98.9
Total	**685.0**	**699.5**

The notes have been included within the EEV at a market-consistent value. This value takes no account of the tax asset which is created as the coupon payment on the notes is group relieved against surplus emerging from the in-force business. The coupon payments will be £32.9m per annum until 25 April 2016. In the event that the notes are not repaid on this date, the coupon rate will be set at 2.73% above LIBOR.

The value of the tax asset is the market value of the notes less the value derived by discounting the after-tax coupon payments and expected principal repayment at the risk-free rate.

As at 31 December 2005, the discounted value of the notes at the risk-free rate was £515m, resulting in a market-consistent value of the tax asset of £nil.

9.

Cost of capital and required capital
As at 31 December 2005

	EEV required capital £m	Regulatory required capital £m	EEV excess over regulatory required capital £m	EEV as percentage of regulatory required capital %	Cost of capital £m
Shareholder capital supporting capital requirements	833.1	672.3	160.8	124%	92.8
With-profit fund capital supporting capital requirements	2,316.0	2,234.8	81.2	104%	-
Total capital supporting capital requirements	3,149.1	2,907.1	242.0	108%	92.8
Shareholder capital supporting Group credit rating	66.0	-	66.0	n/a	7.3
Total required capital	**3,215.1**	**2,907.1**	**308.0**	**111%**	**100.1**

The sensitivity of cost of capital

The impact of decreasing the amount of life companies required capital to the minimum levels required by FSA regulations is included in the sensitivities in section 11.

10. Assumptions

Economic assumptions

The gilt yield at 31 December 2005 was 4.1% (defined as the annualised return on the FTSE UK 15 year gilt index). The risk free yield curve at the valuation date was defined as the annually compounded UK nominal spot curve plus ten basis points. Thus, the risk free rate at 31 December 2005 was assumed to be 4.2%.

Having adopted a market-consistent bottom-up approach, the economic assumptions below affect only the derived risk discount rates and do not impact the market-consistent embedded value.

The economic assumptions gross of tax (real world assumptions) and assumed margins over gilts are shown below.

				31 December 2005
Asset class	**Gilt yield (g) + risk margin**	**Income**	**Gains**	**Total**
Gilts		4.1%		4.1%
Other Fixed Interest	g + 0.5%	4.6%		4.6%
Index Linked Gilts	g	2.1%	2.0%	4.1%
Equities – UK	g + 2.5%	3.0%	3.6%	6.6%
Equities - Overseas	g + 2.5%	1.9%	4.7%	6.6%
Property	g + 2.5%	6.6%		6.6%

The rate of increase in the Retail Price Index (RPI) at 31 December 2005 is assumed to be 3.0%, based on the difference between the annualised returns on the FTSE UK 15 year gilt index and the FTSE UK over 5 year index-linked gilt index at 5% inflation.

The bonus rates projected in the EEV will be those which would be paid by each company based on targeted percentages of asset shares and the assumed rates of investment return specified in the table above.

The asset mix assumed is based on the actual assets held at the valuation date in accordance with the investment criteria for each company.

Stochastic economic assumptions

The time value of options and guarantees is calculated using an economic scenario generator provided by Barrie and Hibbert, calibrated to market conditions as at 31 December 2005. The same scenario generator is used for both realistic balance sheet and EEV purposes.

Nominal interest rates are modelled using the LIBOR market model, calibrated to zero coupon bond yields plus ten basis points. The volatility structure of forward rates is calibrated to the observed volatilities on 20-year at-the-money swaptions.

Real interest rates are modelled using the two-factor Vasicek model, calibrated to gilts.

Equity volatility is calibrated to replicate the prices on a range of FTSE options.

A sample of implied volatilities (by asset class) is provided in the table below.

	Implied volatilities at 31 December 2005 (%)				
Term (years)	**5**	**15**	**20**	**25**	**35**
15 year zero coupon bonds	6.9%	5.6%	5.0%	5.7%	7.6%
15 year A-rated corporate bonds	7.9%	7.1%	6.7%	7.4%	8.9%
Equity	16.0%	24.2%	25.6%	26.2%	27.4%

The time value of options and guarantees also allows for expected management actions and policyholder response to the varying external economic conditions simulated by the economic scenario generator. Policyholder response has been modelled based on historical experience. Management actions have been set in accordance with the Principles and Practices of Financial Management of each company.

Risk discount rates

Having adopted a market-consistent bottom-up approach, a set of risk discount rates were derived for each product group by calculating the risk discount rate under a traditional embedded value approach that, together with the economic assumptions set out above, produces the same result as that derived using the market-consistent embedded value approach.

The derived risk discount rates by product group are given below:

	WP Funds			Annuities	Unit-linked	Other non-profit
	BA	PLP	PALAL			
Risk free rate	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%
Impact of:						
Bottom-up market risk	2.0%	2.1%	0.2%	4.4%	1.7%	0.0%
Cost of options						
- market risks	0.2%					
- non-market risks	0.7%	0.2%				
Other non-market risk				0.5%	1.3%	1.1%
Risk discount rate 31 December 2005	**7.1%**	**6.5%**	**4.4%**	**9.1%**	**7.2%**	**5.3%**
Risk discount rate 30 June 2005	**7.2%**	**6.5%**	**5.5%**	**8.6%**	**7.5%**	**5.6%**

The realistic financial position of PALAL has improved since 30 June 2005, which has resulted in lower shareholder capital being required to support the fund, and hence a lower cost of capital. Since the cost of capital is included within the VIF, the derived risk discount rate has fallen from 5.5% to 4.4% in the six month period to 31 December 2005.

The key driver of the change in risk discount rate for the annuity business was the reduction in the market-consistent VIF arising from the strengthening of annuitant mortality assumptions. This reduction in VIF has led to an increase in the derived risk discount rates for EEV purposes.

The risk discount rates shown for each of annuities, unit linked and other non-profit business reflect the combined derived risk discount rate for the combined business of the Britannic and Phoenix companies.

Expenses

The projected per policy expenses are based on the existing management services agreements with RMS, adjusted to allow for costs incurred directly by the life companies (eg regulatory fees and one-time expenses).

The projected investment expenses are based on the fees agreed with the asset management business (or external fund managers, where appropriate), allowing for the current and projected future asset mix.

Corporate expenses have not been capitalised, and will be included within the incurred expenses for management services business in each year as they arise.

Other assumptions

All other assumptions reflect the best estimate of future experience, and are reviewed regularly in light of emerging data on both industry and company-specific experience.

11. Sensitivity to assumptions

The table below summarises the key sensitivities to the EEV at 31 December 2005:

EEV sensitivities at 31 December 2005	Change in EEV £m	% Change
Base EEV at 31 December 2005	**2,130.9**	
100 basis point increase in risk discount rates	(152.1)	(7.1%)
100 basis point increase in equity and property returns	n/a	
100 basis point decrease in risk free rates	4.3	0.2%
10% reduction in market values of equity and property assets	(75.2)	(3.5%)
10% proportionate decrease in lapse rates and paid up rates	1.4	0.1%
10% proportionate increase in lapse rates and paid up rates	0.3	0.0%
5% proportionate decrease in mortality and morbidity (annuity)	(36.8)	(1.7%)
5% proportionate decrease in mortality and morbidity (assurance)	28.6	1.3%
Decrease in required capital to regulatory minimum	20.6	1.0%

100 basis point increase in risk discount rate

This sensitivity has been shown to facilitate comparison between companies. The reduction in EEV of £152.1m arises from increasing the derived risk discount rates shown in section 10 by 1%.

100 basis point increase in equity and property returns

There is no impact on the EEV of an increase in equity or property returns because under a market-consistent valuation, all assets are assumed to earn the risk-free rate of return.

100 basis point decrease in risk-free rates

A decrease in risk-free rates has minimal impact on the EEV. The key impact is that the intrinsic cost of options and guarantees will increase due to the lower assumed future investment returns. However, this cost together with the higher cost of the perpetual reset capital securities is largely offset by the upward revaluation of the fixed interest assets.

10% reduction in market values of equity and property assets

A 10% immediate reduction in the market values of equity and property assets leads to a £23.0m reduction in shareholders' adjusted net worth and a £52.2m reduction in the value of in-force.

10% proportionate decrease in lapse rates and paid up rates

A decrease in lapse and paid-up rates across all product lines and companies results in a marginal increase in the EEV.

10% proportionate increase in lapse rates and paid up rates

Similarly, an increase in lapse and paid up rates across all product lines and companies leaves the EEV virtually unchanged.

5% proportionate decrease in mortality and morbidity (annuity)

A 5% decrease in the base mortality rates for annuity and morbidity rates for PHI business would cause a £36.8m reduction in the EEV.

5% proportionate decrease in mortality and morbidity (assurance)

A 5% decrease in the base mortality rates for assurance and morbidity rates for PHI business would cause a £28.6m increase in the EEV.

Decrease in required capital to regulatory minimum

Reducing the amount of required capital held by the life companies to the amount required to meet the minimum capital requirements set out in FSA regulations would reduce the cost of capital by £20.6m.

RESOLUTION plc

APPENDIX - ADDITIONAL INFORMATION

GROUP FUNDS UNDER MANAGEMENT

	F&C Internal £m	BAM Internal £m	BAM third party £m	BAM Total £m	GROUP TOTAL £m
Funds at 1 January 2005	-	9,710	4,130	13,840	13,840
Acquired through merger (i)	20,917	-	-	-	20,917
Net funds flow	(1,499)	2,002	(562)	1,440	(59)
Investment value movements	629	1,457	546	2,003	2,632
Funds at 31 December 2005	20,047	13,169	4,114	17,283	37,330
Third party comprises:					
retail			1,643		
pooled			580		
segregated			1,891		
			4,114		

(i) Funds as at 6 September 2005

ASSET ALLOCATION

	2005 BAM		2005 F&C		2004 BAM	
	Value £m	*MV* %	Value £m	*MV* %	Value £m	*MV* %
Asset class						
UK equities	3,126	*24*	4,537	*23*	2,253	*23*
Overseas equities	924	*7*	-	-	747	*8*
Bonds	7,353	*56*	12,515	*62*	5,374	*55*
Property	748	*6*	1,602	*8*	660	*7*
Cash / other	1,018	*7*	1,393	*7*	676	*7*
Total	13,169	*100*	20,047	*100*	9,710	*100*

ASSETS BY FUND

	2005 BAM		2005 F&C		2004 BAM	
	Value £m	*MV* %	Value £m	*MV* %	Value £m	*MV* %
Type of fund						
With-profit	6,964	*53*	14,005	*70*	7,006	*72*
Unit-linked	1,733	*13*	5,141	*26*	961	*10*
Non-profit	4,168	*33*	206	*1*	1,479	*15*
Shareholder	304	*1*	695	*3*	264	*3*
Total	13,169	*100*	20,047	*100*	9,710	*100*

Resolution

Not for release, distribution or publication into or in the United States, Australia, Canada, Japan or South Africa.

3 May 2006

Resolution plc discussions with Abbey National plc

Resolution plc ("Resolution"), the UK's leading specialist manager of in-force life funds, notes the recent speculation concerning the possible acquisition of Abbey National plc's life insurance businesses.

Resolution confirms that it has entered into exclusive negotiations to acquire the entire UK and offshore life businesses of Abbey National plc. These negotiations are at a preliminary stage.

In any transaction Resolution considers, the Group's previously stated commitment to a hurdle rate of a 12% internal rate of return, including synergies, will remain paramount. Any transaction would be funded by an appropriate mix of equity and debt, taking account of the capital structure of the businesses being acquired.

A further announcement will be made when appropriate.

Ends

Enquiries:

Analysts and investors

Resolution plc
Steve Riley: Investor Relations Director +44 (0)20 7489 4884

Media

Temple Bar Advisory Limited
Alex Child-Villiers +44 (0)77 9542 5580

Resolution

7th June 2006

Resolution's Entry into New Business Market

Resolution plc (Resolution) today announces that it proposes to acquire the UK and offshore life insurance businesses of Abbey National plc (Abbey), and to enter into associated long term distribution agreements. The transaction (for a consideration of £3.6bn), is expected to complete in September (subject to FSA approval), and will mark the entry of Resolution into the life insurance new business market.

Resolution has followed a consistent strategy over the past two years, combining its role as the leading consolidator and manager of in-force life funds with growing organically through third party business. To date, third party growth has been through Resolution Asset Management– today's announcement extends this to incorporate the market leading Scottish Provident life insurance products, primarily protection and offshore bond (SPILA) products.

Resolution is committed to developing these products further to meet the challenging needs of intermediaries and their customers. This will include further investment in products and service (particularly e-commerce) to ensure they remain at the leading edge of their respective markets. The branding of the Scottish Provident range will be unchanged, and sales contact will continue to be through the Abbey for Intermediaries salesforce. This will ensure maximum continuity going forward.

Paul Thompson, Group Chief Executive of Resolution plc, commented:

"Resolution is already successful in the IFA market via Resolution Asset Management. We are pleased to add Scottish Provident as a well established and powerful brand in the intermediary market, and we are committed to growing the business through providing an excellent range of products backed up by first rate levels of service. We are making a significant investment in acquiring this business, and it now becomes an important element within our established strategy of growing our third party business and is a long term commitment from us. We will build on the strong existing relationships with intermediaries through the 'Abbey for Intermediaries' salesforce."

Resolution will set up a dedicated New Life Business division which will be distinct from its in-force fund operations. Initially this will be headed by Gavin Stewart on an interim basis in addition to his current responsibilities as Chief Executive of Resolution Asset Management. Gavin Stewart said:

"This is a hugely exciting opportunity to build on the existing reputation that the Scottish Provident product range has with intermediaries, and to add the strength and focus that Resolution can provide. We already have a significant amount of experience of in force protection business, and this acquisition and our distribution partnership with Abbey gives us the capability and credibility to enter the life new business market."

The transaction will not cause any disruption to intermediaries, with service levels and teams remaining unchanged and terms and conditions remaining the same. The key benefits to IFAs will come through Resolution's future investment in the business and its commitment to further growth in the IFA market .

Ricky Okey, Managing Director, Abbey for Intermediaries, said, *"Abbey will continue to be the exclusive distributor of Scottish Provident protection products to intermediaries. Our alliance with Resolution has successfully secured continuity of service and product for IFAs and their clients, making this deal a win for everyone."*

Resolution will also provide protection, pension and investment bond products under the Abbey brand for distribution through Abbey branches. The exclusive long term agreement to supply these products is expected to help Resolution achieve critical mass in these areas, enabling Resolution to continue to provide good value products for intermediaries. Resolution will not be reopening its existing life companies to new business as a result of this transaction.

Paul Thompson concluded:

"This transaction demonstrates our ability to benefit from and consolidate our position as the UK's leading consolidator and manager of in-force life funds, while also giving us a key platform to add further value to our shareholders by growing our third party new business."

For further information, please contact:

IFAs:

Paul Thompson, Group Chief Executive +44 (0)20 7489 4875
Gavin Stewart, Head of New Life Business Division +44(0)141 222 8012

Media:

Alex Child-Villiers, Temple Bar Advisory +44 (0)7795 425 580

Notes for editors:

While Resolution is best known as a consolidator and manager of in force life companies, it has considerable expertise in the IFA market through Resolution Asset Management (RAM). In 2005, retail sales increased by 39% to £248 million, with particularly strong support from IFAs where sales grew by 130% to £233 million. Retail sales continue to be buoyant in 2006, having grown to £320m in the first five months on 2006.

Resolution also brings considerable expertise in the protection market – around 35% of its existing in force book by value is in protection policies.

Scottish Provident protection sales for 2005 were £64m APE, giving a market share of 18% in the intermediary market. Total sales for Scottish Provident and Abbey National Life in 2005 were £172m APE.

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The information contained in this website is not an offer to sell or a solicitation of any offer to buy the securities of Resolution plc (the "Company", and such securities, the "Securities") in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

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Resolution

This announcement and the information contained herein is not for release, publication or distribution in whole or in part in or into the United States of America, Canada, Australia, Japan or South Africa

1 September 2006

Completion of acquisition

Resolution plc ("Resolution") today announces the completion of its acquisition of Abbey's Life Businesses.

Paul Thompson, Group Chief Executive, commented:

"We are pleased to have completed the acquisition of Abbey's Life Businesses and are confident of delivering an internal rate of return from this transaction of at least 16%, post leverage, to shareholders. Our 100 day integration plan commences today, following a period of intensive preparation."

Resolution's interim results will be announced on 20 September 2006.

Definitions used in the Prospectus shall have the same meanings when used in this announcement, unless the context requires otherwise.

Enquiries:

Resolution
Steve Riley +44 (0)20 7489 4884

Citigroup +44 (0)20 7986 4000
Chris Jillings
Andrew Thompson

Goldman Sachs +44 (0)20 7774 1000
John Rafter
Josh Critchley

Temple Bar Advisory
Alex Child-Villiers +44 (0)7795 425 580

Resolution

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Resolution plc (the "Company", and such securities, the "Securities") in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

Resolution

1st September 2006

Resolution to recruit 200 staff in Glasgow

Resolution plc is actively seeking to recruit 200 staff, predominantly in Customer Service roles, for its newly branded office in St. Vincent Street. This follows the acquisition of the life businesses of Abbey National plc. Resolution plc has an estimated 7 million customers, combined life company invested assets of over £63 billion, and is the largest specialist manager of in-force UK life funds.

Around 1,700 Abbey staff in Glasgow transferred to Resolution with the acquisition, however there are still a variety of vacancies at the St. Vincent Street office, which the company wishes to fill between now and next April.

Resolution recognizes that its employees are central to their success and is seeking to attract, develop and reward quality people, and in return offer an excellent benefits package and working environment. The full range of vacancies can be viewed on www.s1jobs.com/resolutionplc. In addition, further information on Resolution is available on www.resolutionplc.com.

Alan Jones, Head of Group HR at Resolution, said: "Right across the Group, our employees are central to our success. We therefore are looking to attract high quality employees for our Glasgow site, to provide the right service to all our customers and help drive the business forward."

Enquiries

Resolution plc
Lucy Symonds, Communications Tel: 01564 202529

Temple Bar Advisory Ltd
Alex Child-Villiers Tel: 07795 425580

Notes to Editors

- Resolution plc was formed in September 2005 from the merger of Resolution Life Group Limited and Britannic Group plc.
- Resolution plc is the largest specialist manager of in-force UK life funds.
- Resolution has an estimated 7 million customers, and combined life company invested assets of over £63 billion.
- In total the Group employs around 3,400 staff
- Resolution plc is headquartered in London, with divisional offices in Wythall, Glasgow, Liverpool, Dublin and the Isle of Man.
- Resolution's website is www.resolutionplc.com

Resolution

20 September 2006

Resolution plc

Unaudited results for the six months to 30 June 2006

- European embedded value (EEV) increased by 3.4% to £2,215 million at 30 June 2006 (31 December 2005 restated £2,141 million) for Resolution plc before the acquisition of Abbey's life businesses, equivalent to:-
  - £6.11 per share
  - £5.34 per share adjusted for the bonus element of the rights issue completed on 9 August 2006
  - excludes any value from the acquisition of Abbey's life businesses
  - annualised return on embedded value of 11.3% before payment of dividends
- IFRS operating profit (i), amounted to £163.6 million (6 months to 31 December 2005 pro forma £142.7m)
- EEV operating profit amounted to £115.9 million (ii) (6 months to 31 December 2005 pro forma £85.8m)
- Strong performance in asset management with IFRS profits up 150% to £14.5 million (6 months to 31 December 2005 £5.8 million) and retail sales up 125% at £360 million on the second half of 2005
- Interim dividend increased by 15% to 6.64p per share

Paul Thompson, Group Chief Executive of Resolution plc commented:

"Our life company, asset management and service company profits all moved ahead in the first half, underpinning an increase in dividend growth to 15% per annum.

"We are well advanced in our delivery of the £38 million per annum of cost and asset management synergies targeted from the merger of Britannic and Resolution last year. We remain confident of delivering an internal rate of return for shareholders of at least 16%, post leverage, from the recent acquisition of Abbey's life businesses.

"Over time we believe the UK life sector will go through further restructuring and consolidation. Resolution has the size, track record and profitability to play an active part in this consolidation."

(i) Before amortisation of acquired in-force business, change in provision for burn through costs, non-recurring items, short term investment fluctuations, financing costs and equity holders' tax

(ii) Before non-recurring items, economic experience variances, economic assumption changes, financing costs and tax

Newswires: There will be a conference call today for newswires at 7.45 a.m. (UK time) hosted by Clive Cowdery, Chairman, Paul Thompson, Group Chief Executive, and Mike Biggs, Group Finance Director. The dial in number is: 0845 140 0165 (within UK) +44 (0)1452 568 061 (outside UK), conference ID 6935876.

Analysts: There will be a presentation today at 9.30 a.m. (UK time) at The London Stock Exchange, 10 Paternoster Square, London EC4. Slides will be available from 9.00 a.m. (UK time) at www.resolutionplc.com ahead of a live webcast of the presentation.

Photographs: High resolution photographs are available to download from the Media Centre at www.resolutionplc.com

Enquiries:

Paul Thompson: Group Chief Executive	+44 (0)20 7489 4875
Steve Riley: Investor Relations Director	+44 (0)20 7489 4884

Media:

Alex Child-Villiers: Temple Bar Advisory	+44 (0)7795 425 580

GROUP CHIEF EXECUTIVE'S SUMMARY

Resolution's embedded value and its asset management and service company profits are all benefiting from the delivery of synergies from the Britannic/Resolution merger last year. We have successfully piloted our customer strategy and raised dividend growth to 15%.

Dividend

The Board reviewed the dividend policy following completion of the acquisition of the UK and offshore life companies from Abbey. It took into account the dividend enhancing prospects from that transaction and strong underlying progress of Resolution's existing business. The interim dividend is being raised 15% to 6.64 pence per share (2005 restated 5.77 pence per share), with this growth rate applying through to and including 2009. From 2010, absent further value creating activities such as restructuring or acquisitions, we have modelled inflation type dividend growth. Dividends will be paid out of embedded value earnings and not capital releases.

Merger integration (Britannic/Resolution Life Group)

We are confident of delivering the estimated merger cost synergies of £20 million per annum by the end of 2007 given the progress made to integrate these businesses. We are on track to achieve one third of the benefit this year with the remainder next year. We expect that the balance of merger synergies will be captured through reduced costs from improved processes, IT efficiencies, the closure of our Liverpool office and the integration of finance and other governance functions. Of the total £28 million merger costs to achieve these savings, £14 million in total has been incurred so far.

Life company restructuring

Resolution actively manages its existing life company assets to apply the benefits of scale and efficiency across its in-force book. This is an area where we are industry leaders. In the first half of 2006 the already announced restructuring of Alba Life into an equity holder entity increased the EEV profit by £50 million, after tax.

In the second half of 2006, we will complete the merger of seven out of the eight pre-Abbey Resolution life companies which hold some £26 billion of assets. Implementation of the funds merger is expected to be completed by 31 December 2006. The new funds structure will create the platform for future reconstructions, incorporating the recently acquired life companies of Abbey National.

Group results

The embedded value at 30 June increased to £2,215 million, up 3.4% from £2,141 million at the end of 2005. This included goodwill of £145 million, principally from our asset management business, and was before allowing for the interim dividend.

IFRS operating profits in the first half amounted to £163.6 million (pro forma 6 months to 31 December 2005 £142.7 million).

EEV operating profits were £115.9 million (6 months to 31 December 2005 pro forma £85.8 million).

Life division

EEV operating profit for the life division for the 6 months to 30 June 2006 amounted to £102.3 million compared with £84.9 million in the second half of 2005, with this year's results benefiting from a number of operational variances including reduced mortgage endowment compensation costs.

Asset management

Resolution Asset Management (RAM) had an excellent first half. Total third party sales were up 86% on the second half of 2005 at £421 million with strong demand for property, bond and Far Eastern funds supplemented by excellent sales from Argonaut, the first of our three investment boutiques. RAM entered the top ten for funds "supermarkets" sales in the second quarter and new fund launches will be made in the second half of 2006. Retail sales for the period were £360 million, up 125% on the second half of 2005.

Profits rose 150% to £14.5 million, which are not capitalised in our EEV. This included £7 million of the expected £18 million per annum run-rate from the internalisation of £20 billion of Phoenix Life Group assets. The cost income ratio fell to 54% (full year 2005 71%) reflecting tight cost control and increased scale in the business.

Management services

Resolution Management Services, our service company, provides policy administration services to the life division through both in-house and outsourcing arrangements. It is responsible for merger integration and delivering cost synergies, with the profits not being capitalised in our EEV.

Operating profits on an IFRS basis increased to £5.6 million in the first 6 months of 2006 (pro forma 6 months to 31 December 2005 £2.0 million) as merger savings gained traction. Estimated cost savings of £20 million per annum are on track to be achieved by the end of 2007.

In 2007, we plan to offshore some of our policy administration. This will contribute towards the cost savings from the recent acquisition of Abbey's life businesses, whilst creating a more flexible cost base going forward.

Capital

Strong capital and cashflows underpin the financial strength of Resolution plc. In managing our balance sheet, we target financial metrics around an "A" category senior debt rating, indicating a target gearing ratio of around 25%, based on debt to gross EEV, with a ceiling of 35%. Movements in the gearing ratio will reflect both the capital flows that management can generate and also the financing of future acquisitions. At 30 June 2006, the ratio was 20.6%.

Customer strategy

Resolution has around 7 million policyholders following the acquisition of Abbey's life businesses. Our customer strategy aims to re-engage with our existing customers to offer improved communication on their policy benefits, access to independent advice, where an IFA does not already exist, and opportunities to buy simple retail products including life cover,

savings plans, motor and home insurance. These projects have been piloted in the first half of the year and will be significantly scaled up through 2007. During the pilot phase, some 50,000 customers have used the enhanced service, representing about 5% of all customers contacting us. Customer surveys show that the new service is receiving high satisfaction ratings and to date, over 5,000 customers have sought advice and been referred to our partner AWD Money Extra; sales by our advice partner are increasing by 15% a month. In addition, principally through direct marketing, 1,400 customers have purchased a new product.

An important element of the customer strategy is to improve retention of policies by providing customers with enhanced information and guidance on their policy benefits. We estimate that over 3,000 policies have been retained so far this year through the pilot phase.

In total, additional profit/value from advice, direct sales and retained embedded value amounted to about £2.5 million on an annualised basis during the pilot phase, which lasted 5 months.

The advice, direct marketing and retention strategies will be rolled-out across the wider group including the acquired Scottish Mutual and Scottish Provident policyholders. We will also launch protection, investment and banking products through the wider roll-out phase.

Progress on acquired Abbey businesses

The acquisition of the UK life and offshore life businesses of Abbey National plc was completed on 1 September 2006, at which time Resolution's 100 day integration plan was mobilised. Good progress has been made to appoint a senior management team, release excess capital from the companies and repay bridging finance of £1.3 billion related to the transaction. The embedded value for the acquired Abbey life companies has performed in line with our expectations in the six months to 30 June 2006.

Outlook

There will be strong operational delivery through the rest of 2006. We expect to complete a seven way funds merger, deliver on offshoring capability for policy administration, achieve further savings from the Britannic/Resolution merger and continue the strong growth in asset management sales and profits.

For the acquired life businesses of Abbey, by the end of 2006 we expect to have completed the 100 day integration plan, invested in the new business e-commerce platform and to have made preparations to extract significant synergies in 2007.

Over time we believe the UK life sector will go through further restructuring and consolidation. Resolution has the size, track record and profitability to play an active part in this consolidation.

Paul Thompson
Group Chief Executive

Notes to editors

- Resolution plc is the largest specialist manager of in-force UK life funds.

- It was formed on 6 September 2005 when the merger of Britannic Group plc and Resolution Life Group Limited (RLG) completed.

- Britannic's heritage dates back to 1866, but it was only in 2003 that it closed for new business to focus on acquiring closed life funds. Britannic acquired the life operations of Allianz Cornhill in December 2004 for £115m and the Century Group in March 2005 for £45m.

- Resolution Life Group Limited was formed for the purpose of buying and managing closed life funds. It acquired the Royal & Sun Alliance life companies in September 2004 for £850m and Swiss Life UK for £205m in March 2005.

- Resolution completed the acquisition of the UK and offshore life insurance businesses of Abbey National plc on 1 September 2006.

- Resolution plc's HQ is in London, with significant life operations in Glasgow, Wythall (Birmingham) and Liverpool. As announced earlier in the year, Liverpool life operations are currently being transferred to Wythall. Asset management is also based in Glasgow.

- Resolution plc entered the FTSE 100 on 18 September 2006.

Financial calendar 2006

Interim results announcement	20 September
Ex-dividend date	27 September
Record date for interim dividend	29 September
Payment of interim dividend	20 October

Contents **Page**

Financial review

Introduction

The results of Resolution plc (the Group) have been prepared on an International Financial Reporting Standards (IFRS) basis and in accordance with European Embedded Value (EEV) methodology.

The IFRS results for the half year ended 30 June 2006 represent the first full period of results for both the Britannic Group (Britannic) and Resolution Life Group (RLG) following their merger in September 2005. The comparatives for the half year ended 30 June 2005 include only the results of Britannic while the full year results for 2005 include the results of Britannic and the post acquisition results of RLG. The pro forma combined results for Britannic and RLG for the half year to 31 December 2005 have also been presented, based on information published in the 2005 Interim and Annual Reports and Accounts. It is these pro forma results that are used as comparatives in this financial review, unless as otherwise indicated, as they are regarded as more meaningful in measuring the progress of the business in the half year ended 30 June 2006.

Resolution's EEV results for the half year ended 30 June 2006 are presented with comparatives for the six months to 31 December 2005, the first period for which such results were prepared.

Group results

For the half year ended 30 June 2006, the Group made an underlying IFRS operating profit[1] of £163.6 million (pro forma half year ended 31 December 2005 £142.7 million) and profit after tax of £128.7 million (pro forma half year ended 31 December 2005 £101.8 million). The profit after tax includes pre tax merger costs of £12.4 million and a gain of £46.5 million on the transfer of Alba from the Group's with-profit funds to equity holders.

For the half year ended 30 June 2006, the Group made an underlying EEV operating profit[2] of £115.9 million (half year ended 31 December 2005 £85.8 million) and a profit after tax of £118.2 million (half year 31 December 2005 £118.4 million). This was after pre tax merger costs of £12.4 million and a gain of £71.4 million on the transfer of Alba from the Group's with-profit funds to equity holders.

The Group results on an IFRS basis are set out below.

1 operating profit for IFRS is before amortisation of acquired in-force business, change in provision for burn through cost, non-recurring items, short term investment fluctuations, financing costs and equity holders' tax
2 operating profit for EEV is before non-recurring items, economic experience variances, economic assumption changes, financing costs and tax

IFRS basis financial results (after policyholder tax)

	Half year to 30 June 2006	Pro forma half year to 31 December 2005 (ii)	Restated half year to 30 June 2005 (iv)	Year ended 31 December 2005
	£m	£m	£m	£m
Life division				
With-profit	**28.5**	20.5	6.8	22.5
Non-profit and unit-linked	**88.0**	87.5	19.5	107.0
Longer term return on equity holders' funds	**26.5**	31.8	17.0	44.4
Other income and charges	**7.0**	2.0	1.1	3.1
Life division profit after policyholder tax	**150.0**	141.8	44.4	177.0
Asset management	**14.5**	5.8	6.0	11.8
Amortisation of asset management intangible asset	**(2.3)**	-	-	-
Management services	**5.6**	2.0	1.6	3.6
Group income and charges	**(4.2)**	(6.9)	(3.9)	(12.0)
Operating profit before amortisation of acquired in-force business, burn through cost, non-recurring items, short term investment fluctuations, financing costs and equity holders' tax	**163.6**	142.7	48.1	180.4
Amortisation of acquired in-force business (i)	**(60.6)**	(41.6)	(2.9)	(41.6)
Change in provision for burn through cost	**(8.0)**	-	-	-
Operating profit before non-recurring items, short term investment fluctuations, financing costs and equity holders' tax	**95.0**	101.1	45.2	138.8
Non-recurring items				
Gain on transfer of Alba	**46.5**	-	-	-
Profit related to acquisition of Century Life	**-**	2.4	2.4	2.4
Impairment of goodwill attributed to management services	**-**	(20.0)	-	(20.0)
Profit related to acquisition of Allianz Cornhill life operations	**-**	86.3	-	86.3
Release of deferred income liability (iii)	**-**	26.0	26.0	26.0
Merger costs	**-**	(22.8)	-	-
Post merger reorganisation costs	**(12.4)**	(2.0)	-	(2.0)
Unamortised debt issue costs	**-**	(5.3)	-	-
Fund merger costs	**-**	(3.8)	-	(3.8)
Fund merger benefits	**-**	20.9	-	20.9
Operating profit attributable to equity holders, based on a long term rate of investment return	**129.1**	182.8	73.6	248.6
Short term investment fluctuations	**(1.6)**	14.1	9.5	22.9
Operating profit attributable to equity holders	**127.5**	196.9	83.1	271.5
Financing costs	**(2.3)**	(15.2)	(3.5)	(11.7)
Profit before tax attributable to equity holders	**125.2**	181.7	79.6	259.8
Equity holders' tax	**3.5**	(79.9)	(18.4)	(98.0)
Profit for the period attributable to equity holders	**128.7**	101.8	61.2	161.8

(i) amortisation of acquired in-force business is for the period following the acquisition of RLG in the pro forma results for the half year to 31 December 2005

(ii) the pro forma combined results for the half year to 31 December 2005 have been prepared on the assumption that the combination of the Britannic Group and RLG took place on 1 July 2005 except for the amortisation of acquired in-force business as noted in footnote (i)

(iii) pro forma results for the half year to 31 December 2005 have not been restated to reflect the release of the deferred income liability or the finalisation of Century Life results which related to the six month period ended 30 June 2005

(iv) restated to include release of deferred income liability and the finalisation of Century Life results

Life division

- IFRS operating profit before non-recurring items and tax of £150.0 million (pro forma half year ended 31 December 2005 £141.8 million)
- Non-recurring gain on transfer of Alba £46.5 million

The results of the life division have benefited from favourable mortgage endowment compensation costs as well as the inclusion of Alba's profits. Following the transfer of Alba to equity holders' funds, effective from 1 January 2006, the profits generated by Alba are included in the Group equity holder results for the first time. In the six months to 30 June 2006, Alba equity holder operating profits totalled £12.5 million. The transfer gave rise to an estimated non-recurring gain of £46.5 million representing the excess over cost of the equity holders' interest in the provisional fair value of the net assets of Alba.

The result for with-profit business represents the equity holders' share of bonuses estimated to be declared in respect of the period and includes £6.7 million relating to Alba. The Alba with-profit result reflects the release of accounting provisions of £6.3 million and £0.4 million in respect of the equity holders' share of bonuses.

The non-profit and unit-linked result to 30 June 2006 is comparable to the pro forma result for the preceding half year. The inclusion of Alba contributed £3.6 million to profit. Mortgage endowment compensation costs for the half year fell by £7.0 million resulting from fewer new cases and lower average costs. There was also favourable mortality experience in the first half of 2006. However, there was an adverse impact from changes in gilt yields during the period and a small adverse impact from corporate bond yields.

The longer term return on equity holders' funds is lower by £5.3 million between periods reflecting the reduced equity holder capital following dividend payments and the funding of the Alba transfer.

Other income and charges primarily represents net interest received from loans to policyholder funds, investment income for the life division holding companies and commission income related to general insurance. For the half year to 30 June 2006 other income and charges were £7.0 million, an increase of £5.0 million over the result for the half year to 31 December 2005 due to lower expenses and higher investment returns following retention of capital at life division holding company level.

Under IFRS the Group recognises the present value of in-force business for each business that it has acquired. At 30 June 2006, the pre tax value of in-force business from these acquisitions was £1,018.5 million, with an associated deferred tax liability of £499.9 million. The in-force business is being amortised over the estimated lives of the contracts on a basis which recognises the emergence of the economic benefits. The amortisation charge for the half year to 30 June 2006 amounted to £60.6 million.

The intrinsic burn through cost in relation to Alba of £43.9 million before tax at 30 June 2006 has been classified within provisions and the associated change in provision for burn through cost of £8.0 million is shown separately in the income statement.

Asset management

- Operating profit of £14.5 million (pro forma half year ended 31 December 2005 £5.8 million)
- Strong retail sales of £360 million (pro forma half year ended 31 December 2005 £160 million)

Resolution Asset Management (RAM) operating profit before amortisation of the intangible asset resulting from the payment to F&C Asset Management plc (F&C) and tax was up 150% at £14.5 million.

Retail fund management income reflects the impact of strong retail sales in the last half of 2005, continuing through 2006, and positive investment markets for the majority of the period. RAM profits have also benefited from the transfer of the RLG property portfolios together with the full impact of managing the majority of the Phoenix funds which were transferred during the early part of 2006. Continued tight cost control has led to an improved cost income ratio of 54% (71% for the year ended 31 December 2005).

As a result of the internalisation of RLG funds, £27 million was paid to F&C in March 2006. This has been capitalised and is being amortised over three years, resulting in a charge for the period of £2.3 million. Post merger reorganisation costs include £0.7 million in respect of the rebranding of the business in May 2006.

The Group continues to expect that profits before tax will benefit to the extent disclosed at the time of the merger announcement in 2005, namely £18 million per annum (before amortisation of the F&C payment) for the first three full years following internalisation of the funds and thereafter the incremental benefit of profit before tax will reduce to around £10 million per annum by 2014, assuming the terms of the management agreements remain unchanged throughout the period.

Management services

- Operating profit of £5.6 million (pro forma half year ended 31 December 2005 £2.0 million)
- Merger integration continues to progress well; on target to achieve estimated £20 million per annum merger savings by end of 2007 with one-off cost to achieve synergies still expected to be £28 million

Resolution Management Services produced operating profits before tax of £5.6 million, a significant increase from the £2.0 million profit reported for the half year ended 31 December 2005. This improvement reflects the benefits of the integration activity carried out to date with synergy savings being realised in staff costs, procurement and infrastructure.

Integration work in connection with the merger of Britannic and RLG activities is progressing well with £11.7 million of integration costs incurred in the period, including £8.1 million of estimated costs relating to the closure of the Liverpool life operations and transfer of these activities to Wythall. Other integration costs incurred to date of £3.6 million primarily relate to the redundancy costs of integrating management structures and the development costs of the proposed operating model. Estimated cost savings of £20 million per annum are on track to be achieved by the end of 2007.

Group income and charges

Group income and charges of £4.2 million (pro forma half year ended 31 December 2005 £6.9 million) represent corporate expenses less investment income generated in the period. Costs

fell by £2.7 million as pro forma Group costs for the half year to 31 December 2005 incorporated several key projects including the implementation of EEV reporting and the transition to IFRS.

Short term investment fluctuations

Equity holder assets, including the assets backing the surplus in the non-profit funds, include a significant proportion of fixed interest securities. Consequently, the overall investment return on equity holder assets reflects the movement in gilt rates and the associated yield curve in the period. For the half year to 30 June 2006 the returns on fixed interest securities were slightly lower than the assumed rate of return resulting in negative short term investment fluctuations of £1.6 million. The investment return in 2005 benefited from strong investment markets, in particular equities, with actual returns exceeding the assumed rates of return by £14.1 million for the half year to 31 December 2005.

Financing costs

Financing costs of £2.3 million represent the interest on Britannic's senior debt. This amounted to £85 million at 30 June 2006 and was subsequently repaid in August 2006. Financing costs for the pro forma six months to 31 December 2005 of £15.2 million include £4 million in respect of Britannic's senior debt, reflecting the higher outstanding balance during that period, and £11.2 million for RLG's senior debt which was repaid in November 2005.

A coupon payment in respect of the perpetual reset capital securities of £14.3 million was made in April for the period from 17 November 2005 to 25 April 2006. This has been shown in the movement in retained earnings as the perpetual reset capital securities are accounted for as equity under IFRS.

Taxation

The equity holder tax attributable to life business is based on an underlying rate of 30% with adjustments made where appropriate. The life equity holder tax together with the equity holder tax attributable to the non-insurance operations gives an overall tax credit of £3.5 million on profits of £125.2 million. The overall tax credit of £3.5 million includes a tax credit relating to the amortisation of acquired in-force business of £26.2 million, a credit of £17.3 million in respect of the surplus in the non-profit funds, as described further below, and reflects the fact that the gain on transfer of Alba did not require a tax provision to be recognised.

The tax provision in respect of the surplus in the non-profit funds is calculated on the basis that all of the surplus will eventually be distributed to equity holders. This tax provision has been reduced by £17.3 million during the half year to 30 June 2006 to reflect a revised estimate of the tax that might become payable in those circumstances.

EEV basis financial results

	Half year ended 30 June 2006			Half year ended 31 December 2005		
	EEV net worth £m	Value of in-force £m	Total £m	EEV net worth £m	Value of in-force £m	Total £m
Expected return on existing business						
Expected return on value of in-force	-	52.1	52.1	-	47.7	47.7
Transfer to net worth	103.0	(103.0)	-	104.0	(104.0)	-
Expected return on shareholders' net worth	34.9	-	34.9	40.2	-	40.2
Life division expected EEV profit before tax	137.9	(50.9)	87.0	144.2	(56.3)	87.9
Operating experience variances	20.2	(8.2)	12.0	158.3	(118.4)	39.9
Operating assumption changes	3.0	0.3	3.3	(23.6)	(19.3)	(42.9)
Life division EEV operating profit before tax	161.1	(58.8)	102.3	278.9	(194.0)	84.9
Asset management	14.5	-	14.5	5.8	-	5.8
Amortisation of asset management intangible asset	(2.3)	-	(2.3)	-	-	-
Management services	5.6	-	5.6	2.0	-	2.0
Group income and charges	(4.2)	-	(4.2)	(6.9)	-	(6.9)
Operating profit before non-recurring items, financing costs and tax	174.7	(58.8)	115.9	279.8	(194.0)	85.8
Non-recurring items						
Merger costs	-	-	-	(22.8)	-	(22.8)
Post merger reorganisation costs	(12.4)	-	(12.4)	(2.0)	-	(2.0)
Unamortised debt issue costs	-	-	-	(5.3)	-	(5.3)
Benefit of RLG preference shares buy back	-	-	-	19.2	-	19.2
2005 fund merger	-	-	-	1.5	67.6	69.1
Impairment of goodwill attributed to management services	-	-	-	(20.0)	-	(20.0)
Gain on transfer of Alba	74.7	(3.3)	71.4	-	-	-
Change in deferred tax due to corporate restructuring	(2.2)	-	(2.2)	-	-	-
Alba transaction costs	(1.1)	-	(1.1)	-	-	-
Economic experience variances						
Life division	(14.6)	(124.6)	(139.2)	28.4	59.5	87.9
Group	23.8	(0.1)	23.7	(19.2)	-	(19.2)
Effect of economic assumption changes	-	126.5	126.5	(41.4)	24.4	(17.0)
Profit before financing costs and tax	242.9	(60.3)	182.6	218.2	(42.5)	175.7
Financing costs	(16.6)	-	(16.6)	(15.2)	-	(15.2)
Profit before tax	226.3	(60.3)	166.0	203.0	(42.5)	160.5
Attributed tax charge	(65.7)	17.9	(47.8)	(54.9)	12.8	(42.1)
Profit after tax	160.6	(42.4)	118.2	148.1	(29.7)	118.4
Return on embedded value for period			5.7%			
Annualised return on embedded value			11.3%			

For the six months ended 30 June 2006, the Group made an EEV profit before tax of £166.0 million (half year to 31 December 2005 £160.5 million) and a profit of £118.2 million after tax (half year to 31 December 2005 £118.4 million). This includes the results of the asset management and management services divisions on an IFRS basis.

EEV per share was £6.11 at 30 June 2006 (31 December 2005: £5.90; restated £5.93), reflecting an increase in embedded value to £2,214.6 million (31 December 2005: £2,130.9 million; restated £2,140.9 million). EEV per share at 30 June 2006, after adjustment to reflect the bonus element implicit in the rights issue of 9 August 2006, was £5.34.

Results of the life division

- Life operating profit before tax, £102.3 million (half year to 31 December 2005, £84.9 million)
- Non-recurring profit on transfer of Alba (before transaction costs), £71.4 million

The total life division EEV profit before tax, after taking account of the non-recurring items, economic experience variances and economic assumptions changes amounted to £157.7 million (half year to 31 December 2005, £224.9 million).

	EEV net worth	Value of in-force	Half year ended 30 June 2006 Total	Half year ended 31 December 2005 Total
	£m	£m	£m	£m
Expected return on existing businesses				
Expected return on value of in-force	-	52.1	52.1	47.7
Transfer to net worth	103.0	(103.0)	-	-
Expected return on shareholders net worth	34.9	-	34.9	40.2
Life division expected EEV profit before tax	**137.9**	**(50.9)**	**87.0**	87.9
Operating experience variances	20.2	(8.2)	12.0	39.9
Operating assumption changes	3.0	0.3	3.3	(42.9)
Life division EEV operating profit before tax	**161.1**	**(58.8)**	**102.3**	84.9
Non-recurring items	71.4	(3.3)	68.1	69.1
Economic experience variances	(14.6)	(124.6)	(139.2)	87.9
Effect of economic assumption changes	-	126.5	126.5	(17.0)
Life division EEV profit before tax	**217.9**	**(60.2)**	**157.7**	224.9
Attributed tax charge	(66.0)	17.9	(48.1)	(67.1)
Life division EEV profit after tax	**151.9**	**(42.3)**	**109.6**	157.8

Life operating profit

The EEV operating profit before tax for the life division of £102.3 million exceeded the expected EEV profit before tax of £87.0 million largely as a result of favourable operating conditions.

Positive operating experience of £12.0 million included a reduction in mortgage endowment compensation costs and profits arising from vesting retirement annuities. Minor changes were made to the operating assumptions at 30 June 2006 resulting in profits of £3.3 million. These profits arose primarily from a reduction in Swiss Life investment expense assumptions following the transfer of assets under management to RAM in the early part of 2006.

Non-recurring items

The transfer of Alba to the equity holders' funds with effect from 1 January 2006 resulted in a one-off profit of £71.4 million, before transaction costs. This profit represents the EEV profit of £50.0 million grossed up at the equity holder tax rate of 30%. Transaction costs relating to the transfer amounted to £1.1 million.

Following a corporate restructuring in April 2006, all of the Group's life companies are now subsidiaries of Resolution Life Limited. As a consequence the deferred tax provisions of the life companies have been reassessed, resulting in a charge of £2.2 million during the period.

Economic experience variances and assumption changes

Economic experience variances gave rise to a charge of £139.2 million to profits in the period. This is primarily due to the fall in the value of fixed interest securities and the corresponding fall in mark to market asset values.

This charge is substantially offset by positive EEV economic assumption variances of £126.5 million. In accordance with Resolution's market–consistent approach the change in risk free rate is reflected in the assumptions. As a result the value of in-force reflects the benefit of the higher

levels of investment return expected and the acceleration of the release of margins arising from these higher rates.

Other components of EEV profit

Non-covered businesses and other Group results

The results for the asset management and management services businesses as well as Group income and charges and other non-recurring items are included on an IFRS basis.

Market-consistent value of equity and debt

Senior debt and perpetual reset capital securities have been valued on a market-consistent basis. This results in a profit of £23.7 million for the half year, arising from the valuation of the perpetual reset capital securities. These securities are listed and have been valued at their market price of £491.3 million at 30 June 2006 (31 December 2005: £515.0 million). This change has been reported as an economic experience variance.

Resolution plc completed the buy back of preference shares issued by Resolution Life Group Limited from Royal & Sun Alliance Insurance Group plc for £100.4 million (including accumulated dividends) on 31 March 2006. The market-consistent value of the shares reported at 31 December 2005 was £98.9 million, based on the agreed price of £100.4 million less the impact of discounting for three months. As such, EEV profits of £19.2 million were reflected in the half year to 31 December 2005.

Resolution plc's outstanding senior debt of £85 million was fully repaid in August 2006 and has been valued on a discounted cash flow basis, taking into account the known interest rates and assumed terms to the repayment date.

Financing costs

Financing costs for the six months amounted to £16.6 million representing £14.3 million of interest paid by Resolution plc on its perpetual reset capital securities and £2.3 million of interest paid on its senior debt. Under EEV methodology, the perpetual reset capital securities are classified as debt.

Movements in embedded value

Embedded value at 30 June 2006 was £2,214.6 million, an increase of £73.7 million (3.4%) on the restated embedded value at 31 December 2005. This increase in value arises from the EEV profit after tax for the half year of £118.2 million, the second interim dividend of £47.7 million and other immaterial items totalling £3.2 million.

Equity holders' cash flow

The consolidated financial statements contain a consolidated cash flow statement for the six months ended 30 June 2006. In accordance with IFRS this consolidated statement comprises all of the policy holder and equity holder cash flows which have occurred during the period.

In addition to this statement, information on equity holders' cash flows for Resolution plc and its principal holding company subsidiaries, RLG and Resolution Life Limited is shown below. This excludes cash flows within the life, asset management and management services divisions.

	Half year ended 30 June 2006		Half year ended 31 December 2005	
	£m	£m	£m	£m
Opening cash		**43.0**		54.0
Net cash generated from operations				
Dividends from subsidiaries	**260.0**		55.0	
Net loan receipts from subsidiaries	**11.0**		54.0	
Receipt from RAM re F&C contract	**27.0**		-	
Loan interest received from subsidiaries	**13.7**		-	
Capital injections to subsidiaries	-		(14.6)	
External interest received	**2.5**		2.1	
Group expenses, including merger costs	**(11.3)**		(54.1)	
Payment re F&C contract	**(27.0)**		-	
		275.9		42.4
Capital and debt raised				
Perpetual reset capital securities	-		495.0	
		-		495.0
Capital and debt repaid				
RLG senior debt	-		(480.0)	
Resolution plc senior debt	-		(30.0)	
RLG minority interest preference shares	**(87.3)**		-	
		(87.3)		(510.0)
Capital and debt servicing				
Ordinary shareholders' dividends	**(47.7)**		(23.8)	
RLG minority preference share dividends	**(13.1)**		-	
Senior debt interest	**(2.3)**		(14.6)	
Perpetual reset capital securities coupon	**(14.3)**		-	
		(77.4)		(38.4)
Closing cash		**154.2**		43.0

Capital and financing

The Group has a number of with-profit funds that report on the realistic balance sheet basis. These now include Alba following its transfer to equity holders in 2006. The overall surplus measured on this basis for the with-profit funds together with surpluses on other with-profit funds and the non-profit funds, being the excess of capital resources available over capital requirements is £1,159.2 million.

The Group's capital management policies include target levels for gearing and interest cover, details of which are set out below.

- **Gearing**

  Group debt as a proportion of gross MCEV not to exceed 35% and to trend towards 25% in the medium term.

  At 30 June 2006, this ratio was 20.6% based on total borrowings of £576.3 million (senior debt of £85 million and perpetual reset capital securities of £491.3 million) and gross MCEV (including external debt) of £2,790.9 million.

- **Interest cover**

  Group annual cashflows to remain more than five times the sum of interest expense and other fixed charges.

  At 30 June 2006 this ratio was 7.2 for the 12 months ended 30 June 2006 based on total cashflows for this period of £319.6 million and interest and other fixed charges of £44.3 million.

- **Holding company liquidity to remain above 2 years' interest payments**
  At 30 June 2006, holding company liquidity was 4.7 times interest payments based on equity holder cash of £154.2 million and interest payments of £32.9 million. The repayment of the Britannic debt of £85 million in August 2006 has also been taken into account in calculating this ratio.

During 2006 the capital management policy for Britannic Assurance, a wholly-owned Group subsidiary company, has been revised to reflect this year's changes in Group structure. The assumed required capital is now defined as the maximum of :

- 200% of Pillar 1 capital requirements less WPICC;
- 140% of Pillar 2 ICA capital requirements; or
- 110% of Pillar 2 ICA capital requirements, as adjusted by any ICG

Financial management objectives
The intention of the Board is that on an ongoing basis the financial management objectives of the Group will be consistent with credit ratings in the "A" category. In the event of no suitable acquisition opportunities arising, the Board will return surplus capital to investors consistent with prudent financial management and maintaining a strong credit rating. In the event of a return of capital to investors, the Board will attribute funds proportionately to equity shareholders and holders of the perpetual reset capital securities to ensure equitable treatment of both groups of investors. This would entail the buy back of shares from equity holders and holding back a proportionate amount of cash for the ultimate redemption of the perpetual reset capital securities.

Dividends
A second interim dividend of £47.7 million was paid on 2 June 2006 being a payment of 13.21 pence per share which, when added to the first interim dividend of 6.60 pence per share, gives a total dividend for 2005 of 19.81 pence per share, an increase of 11% on 2004.

Details of the revised dividend policy are given in the Group Chief Executive's summary.

Group risks
Details of the Group's risk management framework were provided in the 2005 annual report and accounts. The framework remains substantially unchanged.

Group reorganisation
During 2006 the Group simplified the structure of the life division by removing the complex ownership arrangements under Britannic Assurance such that all life companies are now owned, either directly or via holding companies, by Resolution Life Limited. In addition, the share structures of certain companies have been rationalised.

Acquisition of Abbey National's life businesses
On 7 June 2006 the Group announced the proposed acquisition of the UK and offshore life businesses of Abbey National plc (Abbey National's life businesses) from Abbey National plc (Abbey) for a total consideration of £3.6 billion. The acquisition was approved by Resolution's shareholders on 17 July 2006 and following regulatory and other clearances the acquisition completed on 1 September 2006.

The acquisition includes five authorised life insurance companies (Abbey National Life, Scottish Mutual Assurance, Scottish Provident Limited, Scottish Mutual International and Scottish Provident International Life Assurance), certain service companies which provide the back office infrastructure and new life business infrastructure. The life insurance companies are generally closed to new business with the exception of certain specific funds. The acquired new business infrastructure introduces an additional value driver to Resolution's in-force and asset management strengths and extends Resolution's strategic options.

Separately, Resolution has entered into three long-term distribution agreements with Abbey under which:

- Abbey will distribute through its retail network Abbey-branded life and pensions products manufactured by Resolution;
- Abbey will continue to be the exclusive distributor of Scottish Provident protection products to intermediaries; and
- Abbey has secured exclusive access to provide retail banking products to Resolution's enlarged customer base.

The acquisition was financed by a rights issue which raised £1.55 billion, a short term bridging facility of £1.68 billion and new borrowing facilities of £0.55 billion. Following the release of excess capital held within the acquired businesses, £1.3 billion of the short term bridging facility has been repaid.

The capital released was surplus to that needed to satisfy both regulatory requirements and Resolution's capital management policy for the acquired companies (as set out in Resolution's prospectus dated 23 June 2006). The repayment of the bridging finance is higher by £150 million than was originally anticipated following notification from the FSA that the £200 million of subordinated debt issued by Scottish Mutual Assurance Limited (formerly Scottish Mutual Assurance plc, "SMA") qualifies as Tier 2 capital resources within SMA without the need for a waiver or rule modification to be obtained from the FSA. The amount of excess capital to be retained for working capital purposes has been increased by £50 million to £150 million.

The balance of the bridging finance is expected to be refinanced in the fourth quarter of 2006 by the issue of Tier 2 hybrid capital, subject to market conditions.

Resolution expects, prior to 31 December 2006, to make a proposal to the holders of the SMA subordinated bonds to replace those bonds with new bonds issued by Resolution plc. Such alternative bonds would be expected to have substantially the same terms as the existing bonds.

As the acquisition of Abbey National's life businesses took place after 30 June 2006, the results for the six months ended 30 June 2006 and the balance sheet at 30 June 2006 on an IFRS basis are not consolidated in Resolution's half year financial statements.

The Group will be publishing in December the European Embedded Value of Abbey National's life businesses as at 30 June 2006 on a basis consistent with the methodology already adopted by the Group (market-consistent embedded value).

Independent review report to Resolution plc

We have been instructed by the Company to review the financial information for the half year ended 30 June 2006 on pages 19 to 51 which comprises the consolidated income statement – IFRS basis, the consolidated statement of recognised income and expense – IFRS basis, the analysis of equity holders' attributable profit – IFRS basis, the consolidated balance sheet – IFRS basis, the consolidated cash flow statement – IFRS basis, the related notes 1 to 16 and the supplementary information on the European Embedded Value basis. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 "Review of interim financial information" issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 "Review of interim financial information" issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the half year ended 30 June 2006.

Ernst & Young LLP
London
19 September 2006

Consolidated income statement

	Notes	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 (restated) £m	Year ended 31 December 2005 £m
Gross premiums written		**483.2**	149.6	444.8
Less: premiums ceded to reinsurers		**(50.4)**	(16.2)	(50.4)
Net premiums written		**432.8**	133.4	394.4
Fees and commissions	4	**24.2**	31.5	67.0
Net investment income	5	**45.7**	684.7	2,723.5
Total revenue, net of reinsurance payable		**502.7**	849.6	3,184.9
Other operating income	6	**46.5**	28.4	119.7
Net income		**549.2**	878.0	3,304.6
Policyholder claims		**1,505.6**	394.4	1,253.3
Less: reinsurance recoveries		**(138.9)**	(49.6)	(144.1)
Change in insurance contract liabilities		**(1,279.1)**	549.3	1,095.0
Transfer (from)/to unallocated surplus		**(21.3)**	(24.7)	152.0
Net policyholder claims and benefits incurred		**66.3**	869.4	2,356.2
Change in investment contract liabilities		**129.8**	(198.5)	196.7
Acquisition costs		**7.3**	5.6	20.0
Amortisation of acquired in-force business		**60.6**	4.3	44.9
Change in provision for burn through cost		**8.0**	-	-
Administrative expenses		**148.0**	85.3	259.5
Net income attributable to unit holders		**33.2**	4.2	58.7
Total operating expenses		**453.2**	770.3	2,936.0
Operating profit before financing costs and income taxes		**96.0**	107.7	368.6
Financing costs	7	**(7.1)**	(4.1)	(14.6)
Profit for the period before income taxes		**88.9**	103.6	354.0
Income taxes	8	**39.8**	(42.4)	(192.2)
Profit for the period attributable to equity holders		**128.7**	61.2	161.8
Attributable to:				
Ordinary shareholders		**110.0**	61.2	154.9
Perpetual reset capital securities		**16.5**	-	4.1
		126.5	61.2	159.0
Minority interests		**2.2**	-	2.8
		128.7	61.2	161.8
Earnings per ordinary share				
Basic earnings per ordinary share (pence)	9	**31.5p**	31.1p	65.0p
Diluted earnings per ordinary share (pence)	9	**31.3p**	30.5p	64.4p
Earnings per ordinary share (restated for the effect of the rights issue on 9 August 2006)				
Basic earnings per ordinary share (pence)	9	**27.5p**	27.2p	56.8p
Diluted earnings per ordinary share (pence)	9	**27.4p**	26.7p	56.3p
Dividends on ordinary shares (restated for the effect of the rights issue on 9 August 2006)		**£m**	£m	£m
Interim 2006 at 6.64p (2005 5.77p) per share		**45.5**	23.8	23.8
Second interim 2005 at 11.55p per share		**-**	-	47.7

Analysis of equity holders' attributable profit

	Notes	**Half year ended 30 June 2006 £m**	Half year ended 30 June 2005 (restated) £m	Year ended 31 December 2005 £m
Operating profit before financing costs and income taxes		**96.0**	107.7	368.6
Financing costs attributable to policyholders	7	**(4.8)**	(0.6)	(2.9)
Policyholders' share of income taxes	8	**36.3**	(24.0)	(94.2)
Operating profit attributable to equity holders, based on a long term rate of investment return, before amortisation of acquired in-force business, change in provision for burn through cost, non-recurring items and short term investment fluctuations		**163.6**	48.1	180.4
Amortisation of acquired in-force business		**(60.6)**	(2.9)	(41.6)
Change in provision for burn through cost		**(8.0)**	-	-
Non-recurring items (net)		**34.1**	28.4	109.8
Short term investment fluctuations		**(1.6)**	9.5	22.9
Operating profit attributable to equity holders		**127.5**	83.1	271.5
Financing costs attributable to equity holders	7	**(2.3)**	(3.5)	(11.7)
Profit before income taxes attributable to equity holders		**125.2**	79.6	259.8
Equity holders' share of income taxes	8	**3.5**	(18.4)	(98.0)
Profit for the period attributable to equity holders		**128.7**	61.2	161.8

Consolidated statement of recognised income and expense

	Notes	**Half year ended 30 June 2006 £m**	Half year ended 30 June 2005 (restated) £m	Year ended 31 December 2005 £m
Actuarial gains/(losses) of defined benefit pension schemes		**1.1**	(2.5)	(3.2)
Revaluation gain on owner-occupied property		**-**	-	0.1
		1.1	(2.5)	(3.1)
Income taxes	8	**(1.0)**	(0.2)	(0.1)
Net income/(expense) recognised directly in equity		**0.1**	(2.7)	(3.2)
Profit for the period attributable to equity holders		**128.7**	61.2	161.8
Total recognised income and expense for the period attributable to equity holders		**128.8**	58.5	158.6

Consolidated balance sheet

	Notes	As at 30 June 2006 £m	As at 30 June 2005 (restated) £m	As at 31 December 2005 (restated) £m
EQUITY AND LIABILITIES				
Equity attributable to equity holders of the parent				
Share capital		**18.1**	9.8	18.1
Share premium		**45.2**	47.4	42.5
Perpetual reset capital securities		**496.5**	-	496.5
Reserves	11	**1,045.9**	1.3	1,045.3
Retained earnings	12	**912.9**	758.1	834.3
Total equity attributable to equity holders of the parent		**2,518.6**	816.6	2,436.7
Minority interests		-	-	108.2
Total equity	10	**2,518.6**	816.6	2,544.9
Liabilities				
Pension scheme deficit		**4.4**	-	5.3
Insurance contracts				
Liabilities under insurance contracts		**27,533.4**	10,251.2	30,370.9
Unallocated surplus		**825.1**	480.6	846.4
		28,358.5	10,731.8	31,217.3
Provisions		**97.1**	37.6	45.5
Financial liabilities				
Investment contracts		**6,209.3**	2,666.5	6,685.6
Borrowings		**112.5**	144.7	113.3
Derivatives		-	-	4.6
Net asset value attributable to unit holders		**237.3**	101.4	160.3
		6,559.1	2,912.6	6,963.8
Deferred tax		**700.2**	93.3	789.1
Reinsurance payables		**52.0**	-	35.0
Payables related to direct insurance contracts		**70.0**	61.5	59.0
Deferred income				
Investment contracts		**64.7**	15.3	72.3
Other		**31.2**	37.4	37.9
		95.9	52.7	110.2
Current tax		**102.8**	74.6	111.8
Accruals		**68.3**	23.9	37.8
Trade and other payables		**671.6**	147.3	463.3
Total liabilities		**36,779.9**	14,135.3	39,838.1
Total equity and liabilities		**39,298.5**	14,951.9	42,383.0

Consolidated balance sheet

	As at 30 June 2006 £m	As at 30 June 2005 (restated) £m	As at 31 December 2005 (restated) £m
ASSETS			
Pension scheme surplus	**91.2**	95.8	93.7
Property, plant and equipment	**55.1**	46.6	55.8
Intangible assets			
Goodwill	**209.5**	117.5	209.5
Acquired in-force business	**1,018.5**	84.8	1,095.3
Deferred acquisition costs	**78.5**	12.7	83.8
Other	**24.7**	110.4	-
	1,331.2	325.4	1,388.6
Investment property	**2,436.1**	724.5	2,355.7
Financial assets			
Loans and deposits	**523.2**	183.9	359.7
Derivatives	**131.3**	18.0	225.7
Equities	**9,590.3**	3,102.6	9,101.1
Fixed income securities	**19,199.9**	6,045.3	20,704.4
Collective investment schemes	**645.3**	1,144.6	2,119.8
	30,090.0	10,494.4	32,510.7
Insurance assets			
Reinsurers' share of insurance contract liabilities	**2,144.3**	1,507.3	3,702.6
Reinsurance receivables	**27.9**	3.9	18.9
Insurance contract receivables	**10.5**	-	11.0
	2,182.7	1,511.2	3,732.5
Current tax	**61.3**	15.5	7.8
Prepayments	**321.5**	89.5	301.7
Trade and other receivables	**576.9**	201.4	191.4
Cash and cash equivalents	**2,152.5**	1,447.6	1,745.1
Total assets	**39,298.5**	14,951.9	42,383.0

Consolidated cash flow statement

	Notes	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 (restated) £m	Year ended 31 December 2005 £m
Cash flows from operating activities				
Net decrease in operating assets and liabilities	14	**707.3**	549.8	409.7
Finance costs		**(7.8)**	(5.6)	(10.3)
Taxation paid		**(99.6)**	(22.8)	(66.4)
Net cash flows from operating activities		**599.9**	521.4	333.0
Cash flows from investing activities				
Purchase of subsidiaries		**-**	40.5	508.2
Purchase of property, plant and equipment		**(0.5)**	(0.4)	(1.8)
Purchase of intangible assets		**(27.1)**	(4.7)	(4.2)
Net cash flows from investing activities		**(27.6)**	35.4	502.2
Cash flows from financing activities				
Proceeds from issue of share capital		**2.2**	0.6	0.4
Cost of issuing shares		**-**	-	(5.3)
Proceeds from issue of perpetual reset capital securities		**-**	-	495.0
Expenses of undrawn debt facilities		**(2.9)**	-	-
Payment of finance lease liabilities		**-**	(0.1)	-
Net repayment to unit holders		**(1.8)**	(68.6)	(2.1)
Ordinary share dividends paid		**(47.7)**	(24.4)	(48.2)
Coupon on perpetual reset capital securities paid		**(14.3)**	-	-
Preference share dividends paid		**(13.1)**	-	-
Purchase of minority interest preference shares		**(87.3)**	-	-
Repayment of borrowings		**-**	(9.2)	(522.4)
Net cash flows from financing activities		**(164.9)**	(101.7)	(82.6)
Net increase in cash and cash equivalents		**407.4**	455.1	752.6
Cash and cash equivalents at the beginning of the period		**1,745.1**	992.5	992.5
Cash and cash equivalents at the end of the period		**2,152.5**	1,447.6	1,745.1

Notes to the consolidated financial statements

1. Financial information

The financial statements for the half year ended 30 June 2006, set out on pages 19 to 37, were authorised by the Board of directors for issue on 19 September 2006. The financial statements are unaudited but have been reviewed by the auditors.

The financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority and in accordance with the accounting policies that are expected to be adopted for the 2006 financial statements. These are consistent with the accounting policies set out in the 2005 financial statements which were prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the European Union. The financial statements do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

The financial statements for the year ended 31 December 2005 have been reported on by the Group's auditor, Ernst & Young LLP, and delivered to the Registrar of Companies. The report of the auditor was unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

2. Prior year adjustments

The opening balance sheet at 1 January 2005 has been restated to re-allocate part of the additional surplus of the Britannic pension scheme recognised on the transition to IFRS. The effect of the reallocation is to reduce unallocated surplus by £10.0 million and to increase retained earnings by £10.0 million.

Certain other amounts reported in the 2005 interim financial statements have been reclassified or restated within the comparative amounts to these financial statements for consistency with the accounting treatment applied in the financial statements for the year ended 31 December 2005, being the Group's first set of audited annual results prepared under IFRS.

These include the recognition of a gain arising on the transfer of the Britannic pension scheme to equity holders on 1 January 2005, amounting to £26.0 million less deferred tax of £7.8 million, the accounting treatment of which was not determined until after the interim financial statements to 30 June 2005 had been published. As required by IFRS 3 *Business Combinations*, they also include a net gain of £0.6 million on adjusting the provisional acquisition balance sheet and results to 30 June 2005 of Century Group Limited, which was acquired on 6 April 2005. As a result of these two adjustments the basic and diluted earnings per share for the half year to 30 June 2005 have been restated from 21.6p to 31.1p and 21.2p to 30.5p respectively.

In addition, the balance sheet at 31 December 2005 has been restated by a reclassification of £18.7 million from trade and other payables to provisions.

3. Segment analysis

Resolution plc comprises three segments – life division, asset management and management services. The Group has negligible overseas operations.

Inter-segment services are priced on an arm's length basis taking into account the risks borne by the provider. Income tax assets and liabilities are excluded from segment assets and liabilities in accordance with IAS 14 *Segment Reporting* and are shown under unallocated assets and liabilities. The comparative information disclosed below includes the results of subsidiaries acquired in 2005 from their respective acquisition dates.

Half year ended 30 June 2006

	Life division £m	Asset management £m	Management services £m	Eliminations £m	Total £m
Segment revenue					
Gross premiums written	483.2	-	-	-	483.2
Premiums ceded to reinsurers	(50.4)	-	-	-	(50.4)
Net premiums written	432.8	-	-	-	432.8
Fees and commissions – external	11.5	12.7	-	-	24.2
– internal	-	21.0	93.8	(114.8)	-
	11.5	33.7	93.8	(114.8)	24.2
Segment result before non-recurring items	43.5	12.2	5.6		61.3
Non-recurring items	46.5	(0.7)	(11.7)		34.1
Segment result	90.0	11.5	(6.1)		95.4
Corporate expenses					(5.8)
Corporate interest income					1.6
Corporate interest expense					(2.3)
Income taxes - policyholders					36.3
- equity holders					3.5
Total profit after tax attributable to equity holders					128.7

	Life division £m	Asset management £m	Management services £m	Unallocated £m	Total £m
Other segment information					
Segment assets employed	38,711.9	75.0	133.6	37.2	38,957.7
Goodwill	65.0	134.5	10.0	-	209.5
Unallocated corporate assets	-	-	-	131.3	131.3
Consolidated total assets	38,776.9	209.5	143.6	168.5	39,298.5
Segment liabilities	35,771.4	24.2	96.2	793.8	36,685.6
Unallocated corporate liabilities	-	-	-	94.3	94.3
Consolidated total liabilities	35,771.4	24.2	96.2	888.1	36,779.9
Transfer of in-force business of Alba	8.9	-	-	-	8.9
Other capital expenditure	-	27.0	0.6	-	27.6
Amortisation of acquired in-force business	(60.6)	-	-	-	(60.6)
Other amortisation and depreciation	(6.4)	(2.3)	(1.4)	-	(10.1)
Non-recurring items					
Gain arising on the transfer of Alba	46.5	-	-	-	46.5
Post merger reorganisation costs	-	(0.7)	(11.7)	-	(12.4)

Other capital expenditure includes a payment of £27.0 million to acquire an asset management contract.

Half year ended 30 June 2005 (restated)

	Life division £m	Asset management £m	Management services £m	Eliminations £m	Total £m
Segment revenue					
Gross premiums written	149.6	-	-	-	149.6
Premiums ceded to reinsurers	(16.2)	-	-	-	(16.2)
Net premiums written	133.4	-	-	-	133.4
Fees and commissions – external	16.6	14.9	-	-	31.5
– internal	-	9.0	51.3	(60.3)	-
	16.6	23.9	51.3	(60.3)	31.5
Segment result before non-recurring items	75.0	6.0	1.6		82.6
Non-recurring items	2.4	-	26.0		28.4
Segment result	77.4	6.0	27.6		111.0
Corporate expenses					(15.5)
Corporate interest income					11.6
Corporate interest expense					(3.5)
Income taxes - policyholders					(24.0)
- equity holders					(18.4)
Total profit after tax attributable to equity holders					61.2

	Life division £m	Asset management £m	Management services £m	Unallocated £m	Total £m
Other segment information					
Segment assets employed	14,440.7	41.5	96.9	33.4	14,612.5
Goodwill	-	117.5	-	-	117.5
Unallocated corporate assets	-	-	-	221.9	221.9
Consolidated total assets	14,440.7	159.0	96.9	255.3	14,951.9
Segment liabilities	13,752.1	8.1	64.1	170.4	13,994.7
Unallocated corporate liabilities	-	-	-	140.6	140.6
Consolidated total liabilities	13,752.1	8.1	64.1	311.0	14,135.3
Acquisition of in-force business	63.2	-	-	-	63.2
Other capital expenditure	-	-	0.4	-	0.4
Amortisation of acquired in-force business	(4.3)	-	-	-	(4.3)
Other amortisation and depreciation	(12.5)	-	(0.9)	-	(13.4)
Non-recurring items					
Profit on acquisition	2.4	-	-	-	2.4
Release of deferred income liability	-	-	26.0	-	26.0

Year ended 31 December 2005 (restated)

	Life division £m	Asset management £m	Management services £m	Eliminations £m	Total £m
Segment revenue					
Gross premiums written	444.8	-	-	-	444.8
Premiums ceded to reinsurers	(50.4)	-	-	-	(50.4)
Net premiums written	394.4	-	-	-	394.4
Fees and commissions – external	42.2	24.8	-	-	67.0
– internal	-	17.6	172.0	(189.6)	-
	42.2	42.4	172.0	(189.6)	67.0
Segment result before non-recurring items	252.5	11.8	3.6		267.9
Non-recurring items	105.8	(0.6)	4.6		109.8
Segment result	358.3	11.2	8.2		377.7
Corporate expenses					(16.0)
Corporate interest income					4.0
Corporate interest expense					(11.7)
Income taxes - policyholders					(94.2)
Income taxes - equity holders					(98.0)
Total profit after tax attributable to equity holders					161.8

	Life division £m	Asset management £m	Management services £m	Unallocated £m	Total £m
Other segment information					
Segment assets employed	41,723.2	59.7	182.5	96.2	42,061.6
Goodwill	65.0	134.5	10.0	-	209.5
Unallocated corporate assets	-	-	-	111.9	111.9
Consolidated total assets	41,788.2	194.2	192.5	208.1	42,383.0
Segment liabilities	38,622.9	22.2	125.2	981.7	39,752.0
Unallocated corporate liabilities	-	-	-	86.1	86.1
Consolidated total liabilities	38,622.9	22.2	125.2	1,067.8	39,838.1
Acquisition of in-force business	1,114.2	-	-	-	1,114.2
Other capital expenditure	4.2	-	1.8	-	6.0
Amortisation of acquired in-force business	(44.9)	-	-	-	(44.9)
Other amortisation and depreciation	(27.3)	-	(3.7)	-	(31.0)
Non-recurring items					
Profit on acquisitions	88.7	-	-	-	88.7
Impairment of goodwill	-	-	(20.0)	-	(20.0)
Release of deferred income liability	-	-	26.0	-	26.0
Post merger reorganisation costs	-	(0.6)	(1.4)	-	(2.0)
Fund merger benefits (net of costs)	17.1	-	-	-	17.1

4. Fees and commissions

	Half year ended 30 June 2006	Half year ended 30 June 2005 (restated)	Year ended 31 December 2005
	£m	£m	£m
Fund management based fees	**12.7**	12.0	24.8
Other fees	**8.3**	2.1	6.6
Commissions	**3.2**	17.4	35.6
	24.2	31.5	67.0

5. Net investment income

	Half year ended 30 June 2006	Half year ended 30 June 2005 (restated)	Year ended 31 December 2005
	£m	£m	£m
Investment income	**852.6**	291.8	791.7
Fair value (losses)/gains	**(806.9)**	392.9	1,931.8
	45.7	684.7	2,723.5

In the analysis of equity holders' attributable profit the operating profit attributable to equity holders includes a longer term return on equity holders' funds. This has been calculated by applying the longer term rates of return to the opening equity holder invested assets, excluding investments in subsidiaries, and adjusting for capital movements in the period.

The longer term rates of return have been determined with regard to historical rates of return and future economic and investment return expectations. The principal assumptions underlying the calculation of long term investment returns are 6.6% (half year ended 30 June 2005: 6.7%; year ended 31 December 2005: 7.1%) gross return on equity investments and 4.1% (half year ended 30 June 2005: 4.2%; year ended 31 December 2005: 4.6%) gross return on fixed interest investments.

6. Other operating income

	Half year ended 30 June 2006	Half year ended 30 June 2005 (restated)	Year ended 31 December 2005
	£m	£m	£m
Excess of the Group's interest in the fair value of the net assets of acquisitions	-	2.4	88.7
Gain arising on the transfer of the ALH group from the with-profit funds to the equity holders' funds (note 15)	**46.5**	-	-
Gain arising on the transfer of the with-profit funds' interest in the Britannic defined benefit pension scheme	-	26.0	26.0
Other income	-	-	5.0
	46.5	28.4	119.7

On 1 January 2005 the majority of the risks and benefits of the Britannic defined benefit pension scheme that were previously borne by the with-profit funds of Britannic Assurance plc were transferred to the equity holders' funds. At the same time the management services agreement between Resolution Management Services Limited and the with-profit funds was revised to include an implicit reduction in the expense charges from 2005 for the effect of the pension contribution holiday previously attributable to the with-profit funds. The gain arising to equity holders reflects the assumption of risk by the equity holders in exchange for pricing certainty obtained by the with-profit funds.

7. Financing costs

	Half year ended 30 June 2006	Half year ended 30 June 2005	Year ended 31 December 2005
	£m	£m	£m
Interest expense	**7.1**	4.1	14.6
Attributable to - policyholders	**4.8**	0.6	2.9
- equity holders	**2.3**	3.5	11.7
	7.1	4.1	14.6

8. Income taxes

(a) Tax (credited)/charged to income statement

	Half year ended 30 June 2006	Half year ended 30 June 2005 (restated)	Year ended 31 December 2005
	£m	£m	£m
Current tax:			
UK Corporation tax	**41.0**	28.1	118.1
Overseas tax	**3.4**	1.9	5.2
	44.4	30.0	123.3
Adjustment in respect of prior years	**0.4**	-	(12.8)
	44.8	30.0	110.5
Deferred tax:			
Reversal/(origination) of temporary differences			
On non-profit surpluses	**(17.3)**	0.8	53.2
On amortisation of acquired in-force business	**(26.2)**	(1.0)	(20.2)
Other	**(41.1)**	12.5	48.8
Recognition of previously unrecognised tax credit	**-**	-	(2.1)
Write down of deferred tax assets	**-**	0.1	2.0
	(84.6)	12.4	81.7
Total income tax (credit)/expense	**(39.8)**	42.4	192.2
Attributable to - policyholders	**(36.3)**	24.0	94.2
- equity holders	**(3.5)**	18.4	98.0
	(39.8)	42.4	192.2

Unrecognised tax losses of previous periods have been used to reduce current tax expense by £9.6 million (half year ended 30 June 2005: £2.9 million; year ended 31 December 2005: £5.0 million) and deferred tax by £nil (half year ended 30 June 2005: £nil; year ended 31 December 2005: £20.3 million). The Group, as a proxy for policyholders in the UK, is required to pay taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK life insurance policyholder earnings is included in income tax expense.

(b) Tax charged to statement of recognised income and expense

	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 £m	Year ended 31 December 2005 £m
Current tax	-	-	-
Deferred tax	**1.0**	0.2	0.1
	1.0	0.2	0.1

9. Earnings per share

(a) In accordance with IFRS the profit for the period attributable to ordinary shareholders has been calculated after deducting dividends on preference shares and coupons on perpetual reset capital securities paid in the period.

	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 (restated) £m	Year ended 31 December 2005 £m
Profit for the period attributable to equity holders	**128.7**	61.2	161.8
Less: Coupon paid on perpetual reset capital securities, less tax relief	**(10.0)**	-	-
Dividends paid on minority interest preference shares	**(4.9)**	-	-
	113.8	61.2	161.8

The basic earnings per ordinary share of 31.5p (half year ended 30 June 2005: 31.1p; year ended 31 December 2005: 65.0p) has been based on the profit of £113.8 million (half year ended 30 June 2005: £61.2 million; year ended 31 December 2005: £161.8 million) and a weighted average number of ordinary shares outstanding during the period of 361,460,768 (half year ended 30 June 2005: 196,694,788; year ended 31 December 2005: 248,939,286), calculated as follows:

	Half year ended 30 June 2006 No.	Half year ended 30 June 2005 No.	Year ended 31 December 2005 No.
Issued ordinary shares at beginning of period	**361,088,494**	196,658,549	196,658,549
Effect of ordinary shares issued	**372,274**	36,239	52,280,737
Weighted average number of ordinary shares	**361,460,768**	196,694,788	248,939,286

The diluted earnings per share of 31.3p (half year ended 30 June 2005: 30.5p; year ended 31 December 2005: 64.4p) has been based on the profit of £113.8 million (half year ended 30 June 2005: £61.2 million; year ended 31 December 2005: £161.8 million) and a diluted weighted average number of ordinary shares outstanding during the period of 363,311,755 (half year ended 30 June 2005: 200,374,631; year ended 31 December 2005: 251,314,072), calculated as follows:

	Half year ended 30 June 2006 No.	Half year ended 30 June 2005 No.	Year ended 31 December 2005 No.
Weighted average number of ordinary shares at end of period	**361,460,768**	196,694,788	248,939,286
Effect of ordinary share options in issue	**1,850,987**	3,679,843	2,374,786
Weighted average number of ordinary shares (diluted)	**363,311,755**	200,374,631	251,314,072

(b) The restated basic earnings per share of 27.5p (half year ended 30 June 2005: 27.2p; year ended 31 December 2005: 56.8p) and diluted earnings per share of 27.4p (half year ended 30

June 2005: 26.7p; year ended 31 December 2005: 56.3p) reflect the bonus element effect of the rights issue which completed on 9 August 2006.

The bonus element is calculated by reference to the closing share price immediately prior to the date that the ordinary shares became ex-rights of 654.5p per existing ordinary share and the additional 322.4 million new ordinary shares issued at 480.0p per ordinary share.

10. Statement of changes in equity

	Share capital £m	Share premium £m	Perpetual reset capital securities £m	Reserves (note 11) £m	Retained earnings (note 12) £m	Minority interests £m	Total £m
At 1 January 2006	**18.1**	**42.5**	**496.5**	**1,045.3**	**834.3**	**108.2**	**2,544.9**
Total recognised income and expense for the period attributable to equity holders	**-**	**-**	**-**	**0.3**	**128.5**	**-**	**128.8**
Dividends on ordinary shares	**-**	**-**	**-**	**-**	**(47.7)**	**-**	**(47.7)**
Coupon paid on perpetual reset capital securities, net of tax relief	**-**	**-**	**-**	**-**	**(10.0)**	**-**	**(10.0)**
Dividends on preference shares	**-**	**-**	**-**	**-**	**(4.9)**	**(8.2)**	**(13.1)**
	18.1	**42.5**	**496.5**	**1,045.6**	**900.2**	**100.0**	**2,602.9**
Issue of ordinary share capital	**-**	**2.7**	**-**	**(0.6)**	**-**	**-**	**2.1**
Equity share options issued	**-**	**-**	**-**	**0.9**	**-**	**-**	**0.9**
Purchase of minority interest preference shares	**-**	**-**	**-**	**-**	**-**	**(87.3)**	**(87.3)**
Gain on purchase of minority interest preference shares	**-**	**-**	**-**	**-**	**12.7**	**(12.7)**	**-**
At 30 June 2006	**18.1**	**45.2**	**496.5**	**1,045.9**	**912.9**	**-**	**2,518.6**

	Share capital £m	Share premium £m	Perpetual reset capital securities £m	Reserves (note 11) £m	Retained earnings (note 12) (restated) £m	Minority interests £m	Total (restated) £m
At 1 January 2005, as previously reported	9.8	47.2	-	0.9	718.5	-	776.4
Transfer from unallocated surplus (note 2)	-	-	-	-	10.0	-	10.0
At 1 January 2005, as restated	9.8	47.2	-	0.9	728.5	-	786.4
Effect of implementing IAS 32, IAS 39, IFRS 4 and FRS 27	-	-	-	-	(4.5)	-	(4.5)
At 1 January 2005	9.8	47.2	-	0.9	724.0	-	781.9
Total recognised income and expense for the period attributable to equity holders	-	-	-	-	58.5	-	58.5
Dividends on ordinary shares	-	-	-	-	(24.4)	-	(24.4)
	9.8	47.2	-	0.9	758.1	-	816.0
Issue of ordinary share capital	-	0.2	-	-	-	-	0.2
Equity share options issued	-	-	-	0.4	-	-	0.4
At 30 June 2005	9.8	47.4	-	1.3	758.1	-	816.6

	Share capital	Share premium	Perpetual reset capital securities	Reserves (note 11)	Retained earnings (note 12) (restated)	Minority interests	Total (restated)
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2005, as previously reported	9.8	47.2	-	0.9	718.5	-	776.4
Transfer from unallocated surplus (note 2)	-	-	-	-	10.0	-	10.0
At 1 January 2005, as restated	9.8	47.2	-	0.9	728.5	-	786.4
Effect of implementing IAS 32, IAS 39, IFRS 4 and FRS 27	-	-	-	-	(4.5)	-	(4.5)
At 1 January 2005	9.8	47.2	-	0.9	724.0	-	781.9
Total recognised income and expense for the year attributable to equity holders	-	-	-	0.1	158.5	-	158.6
Dividends on ordinary shares	-	-	-	-	(48.2)	-	(48.2)
	9.8	47.2	-	1.0	834.3	-	892.3
Issue of ordinary share capital	8.3	0.6		1,043.0			1,051.9
Issue costs	-	(5.3)	-	-	-	-	(5.3)
Equity share options issued	-	-	-	1.3	-	-	1.3
Preference shares of acquired business	-	-	-	-	-	108.2	108.2
Issue of perpetual reset capital securities	-	-	500.0	-	-	-	500.0
Issue costs, net of tax relief	-	-	(3.5)	-	-	-	(3.5)
At 31 December 2005	18.1	42.5	496.5	1,045.3	834.3	108.2	2,544.9

Tax relief on the costs of issuing the perpetual reset capital securities amounts to £1.5 million.

11. Reserves

	Share options reserve £m	**Revaluation reserve £m**	**Merger reserve £m**	**Total £m**
At 1 January 2006	**2.2**	**0.1**	**1,043.0**	**1,045.3**
Allocation from total recognised income and expense for the period attributable to equity holders	**0.4**	**(0.1)**	**-**	**0.3**
Issue of ordinary share capital	**(0.6)**	**-**	**-**	**(0.6)**
Equity share options issued	**0.9**	**-**	**-**	**0.9**
At 30 June 2006	**2.9**	**-**	**1,043.0**	**1,045.9**

	Share options reserve £m	Revaluation reserve £m	Merger reserve £m	Total £m
At 1 January 2005	0.9	-	-	0.9
Equity share options issued	0.4	-	-	0.4
At 30 June 2005	1.3	-	-	1.3

	Share options reserve £m	Revaluation reserve £m	Merger reserve £m	Total £m
At 1 January 2005	0.9	-	-	0.9
Allocation from total recognised income and expense for the year attributable to equity holders	-	0.1	-	0.1
Merger reserve arising on the issue of shares for the acquisition of Resolution Life Group Limited	-	-	1,043.0	1,043.0
Equity share options issued	1.3	-	-	1.3
At 31 December 2005	2.2	0.1	1,043.0	1,045.3

The share options reserve comprises the cumulative fair value charges made to the income statement in respect of share options granted and still outstanding.

The revaluation reserve comprises the post-acquisition revaluation gain on owner-occupied properties held by the equity holders' funds.

The merger reserve is the difference between the fair value and the nominal value of the shares issued on 6 September 2005 as consideration for the acquisition of Resolution Life Group Limited.

12. Retained earnings

	Held within the long term business £m	**Other retained earnings £m**	**Total £m**
At 1 January 2006	**471.3**	**363.0**	**834.3**
Allocation from total recognised income and expense for the period attributable to equity holders	**(5.9)**	**134.4**	**128.5**
	465.4	**497.4**	**962.8**
Dividends on ordinary shares	**-**	**(47.7)**	**(47.7)**
Coupon paid on perpetual reset capital securities, net of tax relief	**-**	**(10.0)**	**(10.0)**
Dividends on minority interest preference shares	**-**	**(4.9)**	**(4.9)**
Gain on purchase of minority interest preference shares	**-**	**12.7**	**12.7**
At 30 June 2006	**465.4**	**447.5**	**912.9**

Dividends on ordinary shares comprise the second interim dividend for 2005 of £47.7 million.

	Held within the long term business £m	Other retained earnings (restated) £m	Total (restated) £m
At 1 January 2005, as previously reported	530.9	187.6	718.5
Transfer from unallocated surplus (note 2)	-	10.0	10.0
At 1 January 2005, as restated	530.9	197.6	728.5
Effect of implementation of IAS 32, IAS 39, IFRS 4 and FRS 27	(17.8)	13.3	(4.5)
At 1 January 2005	513.1	210.9	724.0
Allocation from total recognised income and expense for the period attributable to equity holders	27.6	30.9	58.5
	540.7	241.8	782.5
Dividends on ordinary shares	-	(24.4)	(24.4)
At 30 June 2005	540.7	217.4	758.1

Dividends on ordinary shares comprise the final dividend for 2004 of £24.4 million.

	Held within the long term business £m	Other retained earnings (restated) £m	Total (restated) £m
At 1 January 2005, as previously reported	530.9	187.6	718.5
Transfer from unallocated surplus (note 2)	-	10.0	10.0
At 1 January 2005, as restated	530.9	197.6	728.5
Effect of implementation of IAS 32, IAS 39, IFRS 4 and FRS 27	(17.8)	13.3	(4.5)
At 1 January 2005	513.1	210.9	724.0
Allocation from total recognised income and expense for the year attributable to equity holders	81.8	76.7	158.5
Transfers	(123.6)	123.6	-
	471.3	411.2	882.5
Dividends on ordinary shares	-	(48.2)	(48.2)
At 31 December 2005	471.3	363.0	834.3

Dividends on ordinary shares comprise the final dividend for 2004 of £24.4 million and the first interim dividend for 2005 of £23.8 million.

Retained earnings held within the long term business include the surplus in the non-profit funds and the equity holders' other post-acquisition interests in the long term business. Other retained earnings comprise the aggregate of the post-acquisition retained earnings of subsidiary undertakings and the retained earnings of the Company. Distribution of the retained earnings held within the long term funds and surplus assets held within the shareholders' funds of the life companies is subject to retaining sufficient funds to protect policyholder interests.

13. Capital statement

A statement setting out the total capital resources related to the Group's life assurance business is set out below for each of the major with-profit funds, namely Phoenix Life & Pensions Limited (PLP), Phoenix & London Assurance Limited (PALAL) Britannic Assurance plc (BA), and Alba Life (Alba), as well as for other life assurance business. These with-profit funds fall under the Financial Services Authority's (FSA's) realistic capital regime. Under this regime, liabilities to policyholders include both declared bonuses and the anticipated future bonuses not yet declared. They do not, however, include amounts attributable to equity holders in respect of the cost of future bonuses.

	PLP	PALAL	BA	Alba	Other with-profit funds	Non-profit funds	Total life operations
	£m	£m	£m	£m	£m	£m	£m
Equity holders' funds							
Outside long term fund	71.3	376.2	-	-	-	750.6	1,198.1
Inside long term fund	-	-	-	51.5	-	764.2	815.7
Other qualifying capital							
Subordinated debt	36.0	164.1	-	-	-	-	200.1
Unallocated surplus	178.7	9.8	291.8	-	344.8	-	825.1
Regulatory adjustments							
Assets	(1.8)	(1.1)	21.7	-	(27.7)	(584.4)	(593.3)
Liabilities	1,140.6	47.7	532.6	130.3	(0.4)	(130.2)	1,720.6
Total available capital resources	1,424.8	596.7	846.1	181.8	316.7	800.2	4,166.3
Capital requirement							
UK realistic basis	1,317.5	338.9	846.1	181.8	-	39.5	2,723.8
Other regulatory bases	-	-	-	-	39.6	243.7	283.3
Overall surplus capital over regulatory requirements	107.3	257.8	-	-	277.1	517.0	1,159.2

Analysis of policyholders' net liabilities

	PLP	PALAL	BA	Alba	Other with-profit funds	Non-profit funds	Total life operations
	£m	£m	£m	£m	£m	£m	£m
Insurance contracts	7,302.0	5,932.7	1,705.3	1,645.7	803.3	4,248.8	21,637.8
Investment contracts with DPF	-	-	3,395.9	253.3	102.1	-	3,751.3
Investment contracts	-	-	-	-	0.4	6,208.9	6,209.3
Total technical liabilities	7,302.0	5,932.7	5,101.2	1,899.0	905.8	10,457.7	31,598.4

Reconciliation of equity holders' funds

The equity holders' funds in the capital statement can be reconciled to Group equity holders' funds as follows:

	£m
Equity holders' funds of life businesses at 30 June 2006	2,013.8
Acquired VIF and life division goodwill (£65m)	431.1
Asset management business (including goodwill of £134.5m)	178.0
Management services business (including goodwill of £10.0m)	52.6
Other non-life companies and holding companies	(156.9)
Group equity holders' funds at 30 June 2006	2,518.6

14. Cash flows from operating activities

	Half year ended 30 June 2006 £m	Half year ended 30 June 2005 (restated) £m	Year ended 31 December 2005 £m
Profit before tax for the period	**88.9**	103.6	354.0
Non-cash movements in profit before tax for the period			
Profit on the sale of:			
Investment property	**(51.2)**	-	(3.7)
Financial assets	**(544.4)**	(170.4)	(335.2)
Fair value (gains)/losses on:			
Property, plant and equipment	**(1.3)**	(7.3)	6.0
Investment property	**(67.6)**	(7.4)	(148.5)
Financial assets	**1,471.5**	(212.3)	(1,450.4)
Derivative financial instruments	**-**	2.0	-
Depreciation of property, plant and equipment	**2.5**	1.4	3.7
Amortisation of intangible assets	**63.1**	12.3	75.1
Amortisation of deferred acquisition costs	**5.2**	2.6	17.1
Net (increase)/decrease in assets	**(259.4)**	825.3	1,891.6
Net decrease in operating assets and liabilities	**707.3**	549.8	409.7

15. Transfer of Alba

On 31 March 2006 the entire issued share capital of Alba Life Holdings Limited and 21 million preference shares issued by its principal subsidiary, Alba Life Limited (together, the ALH group) were transferred from the with-profit funds of Britannic Assurance plc to the equity holders' funds. The terms of the transfer were subject to review by an independent actuary. In accordance with the terms of the transfer agreement the profits and losses of the ALH group accrue to equity holders from 1 January 2006.

The provisional transfer value of the ALH group amounted to £166.0 million including transaction costs of £1.1 million. Deferred consideration of £10.0 million is payable on 31 December 2006 contingent on the completion on that date of a planned transfer under Part VII of the Financial Services and Markets Act 2000 of the long term insurance business of Britannic Assurance plc and Alba Life Limited to Phoenix Life Limited, a group company. Additional deferred consideration of up to £20.0 million is payable on 31 March 2008 based on the extent to which certain existing provisions are not required. The benefit of any release of the existing provisions will accrue to equity holders and will therefore offset the additional consideration payable to the with-profit funds.

The initial accounting for the transfer of the ALH group has been completed on a provisional basis and has given rise to a gain of £46.5 million. The fair values of the assets and liabilities transferred include in-force business of £8.9 million and a provision for a burn through cost of £35.9 million. The consideration for the transfer will be revised prior to 31 December 2006 following completion of new models to determine the EEV of the ALH group, on which the consideration is based.

16. Events after the balance sheet date

(a) Acquisition of Abbey National's life businesses

On 7 June 2006 the Company announced the proposed acquisition of the UK and offshore life businesses of Abbey National plc for a total consideration of £3.6 billion. The acquisition was

approved by Resolution's shareholders on 17 July 2006 and following regulatory and other clearances the acquisition completed on 1 September 2006.

The acquisition was financed by a rights issue which raised £1.55 billion, a short term bridging facility of £1.68 billion and new borrowing facilities of £0.55 billion. Following the release of excess capital held within the acquired businesses, £1.3 billion of the short term bridging facility has been repaid.

(b) Rights issue

On 7 June 2006 the Company announced a rights issue to qualifying ordinary shareholders. The rights issue terms were 8 new ordinary shares for every 9 existing ordinary shares at an issue price of 480p per new ordinary share. The issue price represented a discount of approximately 26.7 per cent to the closing share price immediately prior to the rights issue of 654.5p per existing ordinary share. A total of 322,359,030 new ordinary shares were issued pursuant to the rights issue and the proceeds amounted to £1.55 billion before expenses. The new ordinary shares rank for the interim dividend declared by the directors on 19 September 2006.

(c) Interim dividend

On 19 September 2006 the directors declared an interim dividend per ordinary share of 6.64p for the year ended 31 December 2006. The cost of this dividend, £45.5 million, has not been recognised as a liability in the financial statements for the period to 30 June 2006 and will be charged to the Statement of Changes in Equity in the period to 31 December 2006.

Supplementary information
Summary consolidated income statement – EEV basis

	Life division £m	Other £m	Half year ended 30 June 2006 Total £m	Half year ended 31 December 2005 Total £m
Life division EEV operating profit before tax	102.3	-	102.3	84.9
Asset management	-	12.2	12.2	5.8
Management services	-	5.6	5.6	2.0
Group income and charges	-	(4.2)	(4.2)	(6.9)
Operating profit before non-recurring items, financing costs and tax	102.3	13.6	115.9	85.8
Non-recurring items	68.1	(12.4)	55.7	38.2
Economic experience variances	(139.2)	23.7	(115.5)	68.7
Effect of economic assumption changes	126.5	-	126.5	(17.0)
Profit before financing costs and tax	157.7	24.9	182.6	175.7
Financing costs	-	(16.6)	(16.6)	(15.2)
Profit before tax	157.7	8.3	166.0	160.5
Attributed tax credit/(charge)	(48.1)	0.3	(47.8)	(42.1)
Profit after tax	109.6	8.6	118.2	118.4

The profits arising in management services and asset management have been included on an IFRS basis.

Reconciliation of movements in consolidated shareholders' funds – EEV basis

	Half year ended 30 June 2006 £m	Half year ended 31 December 2005 £m
Embedded value at beginning of period, as previously reported	2,130.9	2,004.2
Prior period adjustment (page 24 note 2)	10.0	10.0
Embedded value at beginning of period, as restated	2,140.9	2,014.2
Profit after tax	118.2	118.4
Actuarial gains/(losses) on pension scheme (after tax)	0.6	(1.5)
Dividends to ordinary shareholders	(47.7)	(23.8)
Share capital issued	2.1	32.8
Equity share options issued	0.5	0.8
Embedded value at end of period	2,214.6	2,140.9
Embedded value per ordinary share at end of period[1]	£6.11	£5.93
Embedded value per ordinary share at end of period (restated for the effect of the rights issue on 9 August 2006)	£5.34	£5.19

[1] EEV per ordinary share at 30 June 2006 is based on 362,639,680 ordinary shares in issue at that date.

Supplementary information
Summary consolidated balance sheet – EEV basis

	As at 30 June 2006 £m	As at 31 December 2005 (restated) £m
Assets		
Pension scheme surplus	**91.2**	93.7
Goodwill	**144.5**	144.5
Value of in-force business	**976.5**	1,018.7
Other intangible assets	**24.7**	-
Investment property	**2,436.1**	2,355.7
Financial assets	**30,090.0**	32,510.7
Insurance assets	**2,182.7**	3,732.5
Other assets	**1,014.8**	625.0
Cash and cash equivalents	**2,152.5**	1,745.1
Total assets	**39,113.0**	42,225.9
Equity		
Ordinary share capital	**18.1**	18.1
Share premium	**45.2**	42.5
Other reserves	**1,045.9**	959.3
Retained earnings	**128.9**	102.3
Additional retained earnings on EEV basis	**976.5**	1,018.7
Equity attributable to ordinary shareholders	**2,214.6**	2,140.9
Perpetual reset capital securities	**491.3**	515.0
Preference share capital in subsidiary	**-**	98.9
Total equity	**2,705.9**	2,754.8
Liabilities		
External debt	**85.0**	86.6
Technical provisions	**28,494.6**	31,356.8
Financial liabilities	**6,472.4**	6,964.8
Other liabilities	**1,355.1**	1,062.9
Total liabilities	**36,407.1**	39,471.1
Total equity and liabilities	**39,113.0**	42,225.9

Notes to the supplementary information

1. Basis of preparation

The supplementary information on pages 38 to 39 covering the half year to 30 June 2006 has been prepared on the European Embedded Value (EEV) basis. The results are unaudited but have been reviewed by the auditors.

The EEV methodology adopted by the Group is in accordance with the EEV principles and guidance issued in May 2004 by the European CFO Forum, with the exception that the management services and asset management businesses have been excluded from the definition of covered business. The CFO Forum has since published additional guidance on disclosures. This guidance applies to all supplementary financial reporting for accounting periods ending on or after 31 December 2006 and has been adopted in preparing this supplementary information. For the purposes of EEV reporting, the Group has adopted a market-consistent methodology.

Further information on the Group's EEV methodology is set out in the supplementary information to the Group's financial statements for the year ended 31 December 2005. No significant changes have been made to the Group's EEV methodology and the results for the half year ended 30 June 2006 have been prepared in accordance with this methodology.

Results for the comparative period are not presented as the Group did not prepare financial information on an EEV basis prior to 30 June 2005. Comparative financial information has been presented for the six months to 31 December 2005.

The EEV methodology requires an insurance company to distinguish between covered and non-covered business. The covered business is valued on an EEV basis. The assets and liabilities of the non-covered businesses, with the exception of perpetual reset capital securities, senior debt and preference shares, are valued on the IFRS basis used in the primary financial statements, including goodwill where appropriate. Results for non-covered businesses are based on the IFRS profits for the period.

EEV profits are calculated on a net of tax basis and grossed up at the effective rate applicable to shareholders.

2. Analysis of consolidated income statement: life division – EEV basis

	EEV net worth £m	Value of in-force £m	Half year ended 30 June 2006 Total £m	Half year ended 31 December 2005 Total £m
Expected return on existing business				
Expected return on value of in-force	-	52.1	52.1	47.7
Transfer to net worth	103.0	(103.0)	-	-
Expected return on shareholders' net worth	34.9	-	34.9	40.2
Life division expected EEV profit before tax	137.9	(50.9)	87.0	87.9
Operating experience variances	20.2	(8.2)	12.0	39.9
Operating assumption changes	3.0	0.3	3.3	(42.9)
Life division EEV operating profit before tax	161.1	(58.8)	102.3	84.9
Non-recurring items	71.4	(3.3)	68.1	69.1
Economic experience variances	(14.6)	(124.6)	(139.2)	87.9
Effect of economic assumption changes	-	126.5	126.5	(17.0)
Life division EEV profit before tax	217.9	(60.2)	157.7	224.9
Attributed tax (charge)/credit	(66.0)	17.9	(48.1)	(67.1)
Life division EEV profit after tax	151.9	(42.3)	109.6	157.8

Expected return on value of in-force

The expected return on the existing business for the half year to 30 June 2006 reflects the expected change in the present value of future profits arising from the in-force business, including the cost of capital and the cost of financial options and guarantees at 31 December 2005. The expected return is the best estimate return for each line of business based on the real world investment return assumptions at 31 December 2005 shown in note 9.

Expected transfer to net worth

The expected transfer to net worth of £103.0 million represents the nominal transfers from the value of in-force business to EEV net worth in the half year ended 30 June 2006 before tax. These transfers are determined on the basis that transactions expected during the period as part of the calculation of the opening value of in-force have occurred in line with the opening assumptions.

Expected return on shareholders' net worth

The expected return on shareholders' net worth held within the long term business funds is the best estimate return based on the real world investment return assumptions at 31 December 2005 shown in note 9.

Operating experience variances

Favourable operating experience of £12.0 million included reduced mortgage endowment compensation costs, profits on vesting retirement annuities, offset by increases to the allowances for non-market risk and cost of capital following production of the risk capital assessment methodology across all life companies in the second quarter of 2006.

Operating assumption changes

Minor changes were made to the operating assumptions at 30 June 2006 resulting in profits of £3.3 million. This profit arose primarily from a reduction in Swiss Life investment expense assumptions following transfer of assets under management to the asset management business in the first quarter of 2006.

Non-recurring items
The non-recurring items comprise the following:

The transfer of Alba to the shareholders' funds with effect from 1 January 2006 resulted in a one-off profit of £71.4 million, before transaction costs. This profit represents the EEV profit of £50.0 million grossed up at the equity holder tax rate of 30%. Transaction costs relating to the transfer amounted to £1.1 million.

Following a corporate restructuring in April 2006, all of the Group's life companies are now subsidiaries of Resolution Life Limited and the deferred tax provisions have been reassessed, resulting in a charge of £2.2 million during the six month period.

Economic experience variances
Economic experience variance resulted in a charge of £139.2 million to profits and arose primarily from the fall in the value of fixed interest securities over the six month period and the change in shape of the risk free yield curve.

Economic assumption changes
Changes were made to the EEV economic assumptions as a direct result of the increases in risk free yields since the year end (as shown in note 9). The changes contributed £126.5 million to profits and represent the impact on the value of the in-force of increases in the future investment return assumptions, offset by increases in the discount rate applied to future cash flows.

Attributed tax (charge)/credit
Life division EEV profits are calculated net of tax and are grossed up at the effective shareholder tax rate of 30%.

3. Analysis of consolidated income statement: other – EEV basis

	Management services	Asset management	Group	Half year ended 30 June 2006 Total other	Half year ended 31 December 2005 Total other
	£m	£m	£m	£m	£m
Asset management	-	12.2	-	12.2	5.8
Management services	5.6	-	-	5.6	2.0
Group income and charges	-	-	(4.2)	(4.2)	(6.9)
Operating profit/(loss) before non-recurring items, financing costs and tax	5.6	12.2	(4.2)	13.6	0.9
Non-recurring items	(11.7)	(0.7)	-	(12.4)	(30.9)
Economic experience variances	-	-	23.7	23.7	(19.2)
Profit/(loss) before financing costs and tax	(6.1)	11.5	19.5	24.9	(49.2)
Financing costs	-	-	(16.6)	(16.6)	(15.2)
Profit/(loss) before tax	(6.1)	11.5	2.9	8.3	(64.4)
Attributed tax credit/(charge)	0.8	(4.8)	4.3	0.3	25.0
Profit/(loss) after tax	(5.3)	6.7	7.2	8.6	(39.4)

Non-recurring items

The non-recurring items in management services of £11.7 million and in asset management of £0.7 million both relate to post merger reorganisation costs.

Economic experience variances

Senior debt and perpetual reset capital securities have been valued on a market-consistent basis. This results in a profit of £23.7 million for the six months, primarily due to the reduction in the market value of the perpetual reset capital securities, compared to their year end value.

Financing costs

Financing costs for the half year amounted to £16.6 million representing £2.3 million of interest paid on Resolution plc's senior debt and £14.3 million of interest paid on its perpetual reset capital securities.

Attributed tax credit/(charge)

Taxation in respect of entities other than the life division has been provided on an IFRS basis, adjusted for the tax attributable to the additional gross financing costs of £14.3 million under EEV, in respect of the perpetual reset capital securities.

4. Segmental analysis of movement in embedded value

	Life division	Management services	Asset management	Group	Half year ended 30 June 2006 Total	Half year ended 31 December 2005 Total (restated)
	£m	£m	£m	£m	£m	£m
Embedded value at beginning of period, as previously reported	**2,453.2**	**58.3**	**171.3**	**(551.9)**	**2,130.9**	2,004.2
Prior period adjustment (page 24 note 2)	**10.0**	**-**	**-**	**-**	**10.0**	10.0
Embedded value at beginning of period, as restated	**2,463.2**	**58.3**	**171.3**	**(551.9)**	**2,140.9**	2,014.2
Profit after tax	**109.6**	**(5.3)**	**6.7**	**7.2**	**118.2**	118.4
Actuarial gains/(losses) on pension scheme (after tax)	**-**	**0.5**	**-**	**0.1**	**0.6**	(1.5)
Dividends to ordinary shareholders	**-**	**-**	**-**	**(47.7)**	**(47.7)**	(23.8)
Share capital issued	**-**	**-**	**-**	**2.1**	**2.1**	32.8
Equity share options issued	**-**	**(1.1)**	**-**	**1.6**	**0.5**	0.8
Dividend from Resolution Life Limited	**(156.0)**	**-**	**-**	**156.0**	**-**	-
Transfer of service companies	**(0.2)**	**0.2**	**-**	**-**	**-**	-
Internal loan interest from Resolution Life Limited	**(11.1)**	**-**	**-**	**11.1**	**-**	-
Embedded value at end of period	**2,405.5**	**52.6**	**178.0**	**(421.5)**	**2,214.6**	2,140.9

Actuarial gains on pension scheme

The £0.6 million actuarial gain after tax on the pension scheme over the period has been included on an IFRS basis reflecting the movement through the consolidated statement of recognised income and expense for the half year ended 30 June 2006.

Dividend to ordinary shareholders

A second interim dividend for 2005 of £47.7 million was paid on 2 June 2006.

Equity share capital and share options issued

The £2.6 million increase in share capital arising from the equity share options issued during the period has been included on an IFRS basis.

Dividend from Resolution Life Limited

£156.0m of dividends were paid by Resolution Life Limited to Resolution plc during the half year ended 30 June 2006. A further payment of £70.0 million was made to Resolution Life Group Limited in settlement of an inter-company debt.

5. Reconciliation of IFRS net worth to EEV net worth

	As at 30 June 2006 £m
Net worth as reported under IFRS as at 30 June 2006	**2,518.6**
Revision of shareholders' accrued interest	**(150.3)**
Tax on non-profit funds' surplus assets	**29.9**
Net acquired in-force business and burn through costs (IFRS basis)	**(474.7)**
Life division goodwill	**(65.0)**
Intrinsic burn through cost on PALAL and Alba	**(124.7)**
Market value of perpetual reset capital securities	**(491.3)**
Other	**(4.4)**
Net worth on an EEV basis as at 30 June 2006	**1,238.1**

Revision of shareholders' accrued interest
The shareholders' accrued interest (SAI), being the surplus in the non-profit funds of Phoenix Life Limited calculated on an IFRS basis, uses reserving assumptions which differ from those used to calculate the actuarial long-term fund surplus for the EEV results. The reduction in net worth of £150.3 million reflects the net of tax impact on the SAI of moving to the EEV statutory reserving assumptions.

Tax on non-profit funds' surplus assets
The difference in taxation of the non-profit funds' surplus assets of £29.9 million reflects underlying differences between the bases of preparation for IFRS and for EEV reporting. The main differences are that non-discounted cash flows are used for IFRS reporting compared to discounted cash flows used for EEV reporting and the impact of the underlying assumptions on the rate of taxation.

Net acquired in-force business and burn through costs
The IFRS net worth includes net acquired in-force business and burn through costs of £474.7 million which, on an EEV basis, is replaced by the value of in-force business and intrinsic burn through costs.

Life division goodwill
The acquisition of RLG by Britannic Group gave rise to goodwill of £112.0 million of which £65.0 million was allocated to the life division. The life division goodwill is excluded on an EEV basis.

Intrinsic burn through cost on PALAL and Alba
The EEV net worth is calculated after explicitly allowing for the intrinsic burn through cost on PALAL of £89.3 million and on Alba of £35.4 million. Under IFRS the burn through cost for PALAL is reflected in the net acquired in-force business, which is excluded on an EEV basis.

Market-value of perpetual reset capital securities
The IFRS net worth includes the perpetual reset capital securities as equity. The EEV net worth is stated after deducting the market-consistent value of these securities.

6. Segmental analysis of market-consistent embedded value

	Net worth (**)	Intrinsic burn through cost	Goodwill	Adjusted net worth	Certainty equivalent VIF	Time value of options and guarantees	Allowance for non-market risks	Cost of required capital	As at 30 June 2006 Total embedded value	As at 31 Dec 2005 Total embedded value (restated)
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Life division										
Alba Life (*)	260.9	(35.4)	-	225.5	31.5	(17.0)	(4.3)	(9.9)	225.8	-
Britannic Assurance	462.0	-	-	462.0	287.5	(15.2)	(1.8)	(3.5)	729.0	629.3
Britannic Retirement Solutions	79.9	-	-	79.9	3.7	-	(1.5)	(8.9)	73.2	45.9
Britannic Unit Linked Assurance	121.5	-	-	121.5	3.6	-	(1.6)	(0.2)	123.3	33.3
Century Life	124.0	-	-	124.0	41.7	(1.7)	(9.0)	(14.1)	140.9	90.6
Allianz Cornhill life operations	8.8	-	-	8.8	136.0	-	(6.7)	(2.1)	136.0	199.1
Phoenix Life & Pensions	71.2	-	-	71.2	160.4	(11.2)	-	(7.5)	212.9	198.2
Phoenix & London Assurance	376.3	(89.3)	-	287.0	50.1	-	-	(42.5)	294.6	252.1
Phoenix Life	255.8	-	-	255.8	496.1	-	(46.4)	(21.6)	683.9	882.9
Resolution Life	(214.1)	-	-	(214.1)	-	-	-	-	(214.1)	131.8
Total Life division	1,546.3	(124.7)	-	1,421.6	1,210.6	(45.1)	(71.3)	(110.3)	2,405.5	2,463.2
Management services	42.6	-	10.0	52.6	-	-	-	-	52.6	58.3
Asset management	43.5	-	134.5	178.0	-	-	-	-	178.0	171.3
Group	162.2	-	-	162.2	-	-	-	(7.4)	154.8	148.6
Embedded value (before perpetual reset capital securities and debt)	1,794.6	(124.7)	144.5	1,814.4	1,210.6	(45.1)	(71.3)	(117.7)	2,790.9	2,841.4
Perpetual reset capital securities	(491.3)	-	-	(491.3)	-	-	-	-	(491.3)	(515.0)
Resolution plc senior debt	(85.0)	-	-	(85.0)	-	-	-	-	(85.0)	(86.6)
RLG preference shares	-	-	-	-	-	-	-	-	-	(98.9)
Embedded value	1,218.3	(124.7)	144.5	1,238.1	1,210.6	(45.1)	(71.3)	(117.7)	2,214.6	2,140.9

(*) Acquired by Resolution Life Limited with effect from 1 January 2006; previously owned by Britannic Assurance with-profit funds

(**) The EEV net worth at 30 June 2006 reflects the impact of changes made since the year end to simplify the structure of the life division. These changes consisted of removing the complex ownership arrangements below Resolution Life Limited, the life division's holding company, and rationalising the share structures of the companies. Resolution Life Limited now owns all of the Group's life businesses

The time value of options and guarantees for Phoenix Life and Pensions Ltd includes £9.0 million which was netted off the certainty equivalent VIF at 31 December 2005. This amount has been recategorised following a detailed review of our stochastic modelling results. There is no change in the total embedded value as a result of this recategorisation.

The cost of capital at 30 June 2006 reflects the revision of the Britannic Assurance capital management policy, the inclusion of Alba, the impact of changes in the risk free rate and changes in the gilt yield curve.

7. Analysis of market-consistent embedded value

Intrinsic burn through cost

The net worth of PALAL includes an intrinsic burn through cost of £89.3 million at 30 June 2006. This amount has been derived from the results of the stochastic models and scenario testing which indicate that it is appropriate to assume that none of the £79 million loan made to the PALAL long-term fund in 2004 plus accumulated interest will be repaid.

The net worth of Alba includes an intrinsic burn through cost of £35.4 million at 30 June 2006. The amount is equal to the deficit on the with-profit fund's realistic balance sheet at 30 June 2006 which indicates that it is appropriate to assume that £35.4 million of the £60 million contingent loan made to Alba's with-profit fund will not be repaid.

Debt and perpetual reset capital securities

The consolidated balance sheet as at 30 June 2006 includes Resolution plc senior debt (face value £85 million) and perpetual reset capital securities ('the notes') with a face value of £500 million.

The notes are listed and for EEV purposes are valued at the closing offer price at 30 June 2006. The Resolution plc senior debt is not listed and has been valued on a discounted cash flow basis, taking into account the known interest rates and assumed terms to its full repayment in August 2006.

Resolution plc completed the purchase of preference shares, issued by Resolution Life Group Limited, from Royal & Sun Alliance Insurance Group plc for £100 million (including accumulated dividends) on 31 March 2006. The market-consistent value of the shares reported at 31 December 2005 was £98.9 million, based on the agreed price of £100 million less the impact of discounting for three months and gave rise to EEV profits of £19.2 million which were reflected in the six months to 31 December 2005.

The table below summarises the value of the notes and debt at 30 June 2006.

	Face value £m	Market-consistent value £m
Resolution plc notes	500.0	491.3
Resolution plc senior debt	85.0	85.0
Net worth on an EEV basis as at 30 June 2006	**585.0**	**576.3**

The notes have been included within the EEV at a market-consistent value. This value takes no account of the tax asset which is created as the coupon payment on the notes is group relieved against surplus emerging from the in-force business. The coupon payments will be £32.9 million per annum until 25 April 2016. In the event that the notes are not repaid on this date, the coupon rate will be set at 2.73% above LIBOR.

The value of the tax asset is the market value of the notes less the value derived by discounting the after-tax coupon payments and expected principal repayment at the risk-free rate.

As at 30 June 2006, the discounted value of the notes at the risk-free rate was £491.3 million, resulting in a market-consistent value of the tax asset of £nil (31 December 2005: £nil).

8. Cost of capital and required capital

	EEV required capital £m	Regulatory required capital £m	EEV excess over regulatory required capital £m	EEV as percentage of regulatory required capital %	Cost of capital £m
Shareholder capital supporting capital requirements	857.2	618.1	239.1	139%	110.3
With-profit fund capital supporting capital requirements	2,526.5	2,389.0	137.5	106%	-
Total capital supporting capital requirements	3,383.7	3,007.1	376.6	113%	110.3
Shareholder capital supporting Group credit rating	66.4	-	66.4	n/a	7.4
Total as at 30 June 2006	**3,450.1**	**3,007.1**	**443.0**	**115%**	**117.7**
Total as at 31 December 2005	3,215.1	2,907.1	308.0	111%	100.1

The sensitivity of cost of capital
The impact of decreasing the amount of life companies' required capital to the minimum levels required by FSA regulations is included in the sensitivities in note 10.

9. Assumptions

Economic assumptions

The gilt yield at 30 June 2006 was 4.7% (defined as the annualised return on the FTSE UK 15 year gilt index). The risk free yield curve at the valuation date was defined as the annually compounded UK nominal spot curve plus ten basis points. Thus, the risk free rate at 30 June 2006 was assumed to be 4.8% (31 December 2005: 4.2%).

Having adopted a market-consistent bottom-up approach, the economic assumptions below affect only the derived risk discount rates and do not impact the market-consistent embedded value.

The economic assumptions gross of tax (real world assumptions) and assumed margins over gilts are shown below.

Asset class	Gilt yield (g) + risk margin	Income	Gains	30 June 2006 Total	31 December 2005 Total
Gilts	g	4.7%	-	4.7%	4.1%
Other fixed interest	g+0.5%	5.2%	-	5.2%	4.6%
Index linked gilts	g	2.2%	2.5%	4.7%	4.1%
Equities – UK	g+2.5%	3.1%	4.1%	7.2%	6.6%
Equities – overseas	g+2.5%	2.0%	5.2%	7.2%	6.6%
Property	g+2.5%	7.2%	-	7.2%	6.6%

The rate of increase in the Retail Price Index (RPI) at 30 June 2006 is assumed to be 3.2%, based on the difference between the annualised returns on the FTSE UK 15 year gilt index and the FTSE UK over 5 year index-linked gilt index at 5% inflation.

The bonus rates projected in the EEV will be those which would be paid by each company based on targeted percentages of asset shares and the assumed rates of investment return specified in the table above.

The asset mix assumed is based on the actual assets held at the valuation date in accordance with the investment criteria for each company.

Stochastic economic assumptions

The time value of options and guarantees is calculated using an economic scenario generator provided by Barrie and Hibbert, calibrated to market conditions as at 30 June 2006. The same scenario generator is used for both realistic balance sheet and EEV purposes.

Nominal interest rates are modelled using the LIBOR market model, calibrated to zero coupon bond yields plus ten basis points. The volatility structure of forward rates is calibrated to the observed volatilities on 20-year at-the-money swaptions.

Real interest rates are modelled using the two-factor Vasicek model, calibrated to gilts.

Equity volatility is calibrated to replicate the prices on a range of FTSE options.

A sample of derived volatilities (by asset class) is provided in the table below.

	Sample volatilities at 30 June 2006 (%)				
Term (years)	**5**	**15**	**20**	**25**	**35**
15 year zero coupon bonds	**7.2%**	**5.6%**	**5.0%**	**5.7%**	**7.6%**
15 year A-rated corporate bonds	**8.0%**	**7.1%**	**6.7%**	**7.4%**	**8.9%**
Equity	**17.4%**	**25.7%**	**26.9%**	**26.9%**	**27.9%**

The time value of options and guarantees also allows for expected management actions and policyholder response to the varying external economic conditions simulated by the economic scenario generator. Policyholder response has been modelled based on historical experience. Management actions have been set in accordance with the Principles and Practices of Financial Management of each company.

Risk discount rates

Having adopted a market-consistent bottom-up approach, a set of risk discount rates were derived for each product group by calculating the risk discount rate under a traditional embedded value approach that, together with the economic assumptions set out above, produces the same result as that derived using the market-consistent embedded value approach.

The derived risk discount rates by product group are given below:

	With-profit funds					Unit-	Other
	Alba	**BA**	**PLP**	**PALAL**	**Annuities**	**linked**	**non-profit**
Risk free rate	**4.8%**	**4.8%**	**4.8%**	**4.8%**	**4.8%**	**4.8%**	**4.8%**
Impact of:							
Bottom-up market risk	**0.0%**	**2.0%**	**1.6%**	**0.7%**	**1.9%**	**1.3%**	**0.1%**
Cost of options							
- market risks	-	**0.1%**	**0.7%**	-	-	-	-
- non-market risks	**1.1%**	**0.4%**	**0.3%**	-	-	-	-
Other non-market risk	-	-	-	-	**0.3%**	**1.3%**	**1.4%**
Risk discount rate 30 June 2006	**5.9%**	**7.3%**	**7.4%**	**5.5%**	**7.0%**	**7.4%**	**6.3%**
Risk discount rate 31 December 2005	n/a	7.1%(*)	6.5%	4.4%	9.1%	7.2%	5.3%

(*) At 31 December 2005, the risk discount rate disclosed for Britannic Assurance with-profit funds reflected their ownership of Alba. With effect from 1 January 2006, ownership of Alba transferred to the shareholders and a risk discount rate is now shown separately for Alba's with-

profit fund. Alba's non-profit business is included under the rates shown for non-profit product groups.

The decrease in the bottom-up market risk for annuities from 4.4% at 31 December 2005 to 1.9% at 30 June 2006 primarily reflects changes in the assets backing the liabilities which were effected in the period. A significant proportion of the portfolio was switched from corporate bonds to gilts.

Expenses
The projected per policy expenses are based on the existing management services agreements with the management services division, adjusted to allow for costs incurred directly by the life companies (e.g. regulatory fees and one-time expenses).

The projected investment expenses are based on the fees agreed with the asset management business (or external fund managers, where appropriate), allowing for the current and projected future asset mix.

Corporate expenses have not been capitalised and will be included within the incurred expenses for management services business in each year as they arise.

Other assumptions
All other assumptions reflect the best estimate of future experience and are reviewed regularly in light of emerging data on both industry and company-specific experience.

10. Sensitivity to assumptions

The table below summarises the key sensitivities to the EEV at 30 June 2006:

EEV sensitivities at 30 June 2006

	Change in EEV £m	% change
Base EEV at 30 June 2006	**2,214.6**	
100 basis point increase in risk discount rates	(151.5)	-6.8%
100 basis point increase in equity and property returns	n/a	n/a
100 basis point decrease in risk free-rates	(35.4)	-1.6%
10% reduction in market values of equity and property assets	(90.5)	-4.1%
10% proportionate decrease in lapse rates and paid up rates	(2.3)	-0.1%
10% proportionate increase in lapse rates and paid up rates	5.4	0.2%
5% proportionate decrease in mortality and morbidity (annuity)	(50.0)	-2.3%
5% proportionate decrease in mortality and morbidity (assurance)	29.3	1.3%
Decrease in required capital to regulatory minimum	25.8	1.2%

100 basis point increase in risk discount rates
This sensitivity has been shown to facilitate comparison between companies. The reduction in the EEV of £151.5 million arises from increasing the derived discount rates shown in note 9 by 1%.

100 basis point increase in equity and property returns
There is no impact on the EEV of an increase in equity or property returns because under a market-consistent valuation, all assets are assumed to earn the risk-free rate of return.

100 basis point decrease in risk-free rates
A decrease in risk-free rates impacts the EEV in several ways. The intrinsic burn through costs on PALAL and Alba will increase due to the lower assumed future investment returns and, to a lesser extent, the cost of financial options and guarantees will increase within the other with-profit funds. These costs together with the cost of the perpetual reset capital securities will be partly offset by the upward revaluation of fixed interest assets and a fall in the cost of required capital. The overall impact of the decrease in risk-free rates is also affected by the shape of the risk-free yield curve at 30 June 2006.

10% reduction in market values of equity and property assets
A 10% immediate reduction in the market values of equity and property assets leads to a £34.8 million reduction in shareholders' adjusted net worth and a £55.7 million reduction in the value of the in-force.

10% proportionate decrease in lapse rates and paid-up policy rates
A decrease in lapse and paid-up rates across all products and companies results in a marginal decrease in the EEV.

10% proportionate increase in lapse rates and paid-up policy rates
Similarly, an increase in lapse and paid-up rates across all products and companies results in a marginal increase in the EEV.

5% proportionate decrease in mortality and morbidity (annuity)
A 5% decrease in base mortality rates for annuity and morbidity rates for PHI business would cause a £50.0 million reduction in the EEV.

5% proportionate decrease in mortality and morbidity (assurance)
A 5% decrease in base mortality rates for assurance and morbidity rates for PHI business would cause a £29.3 million increase in the EEV.

Decrease in required capital to regulatory minimum
Reducing the amount of required capital held by the life companies to the amount required to meet the minimum capital requirements set out in the FSA regulations would reduce the cost of capital by £25.8 million.

Resolution

1st November 2006

Resolution appoints Head of Marketing to New Business Division

Resolution announces the appointment of Alison Turner-Holmes as Head of Marketing for Resolution's UK New Business Division, which manages Scottish Provident products for intermediaries and products for Abbey plc customers under the distribution relationship with Abbey PLC. She will join Resolution early in 2007.

Alison will lead the Marketing team, responsible for marketing and development of both Scottish Provident protection business, and protection, investment and pensions business under the Phoenix brand for Abbey customers.

Alison is an experienced sales and marketing professional. She first specialised in protection insurance at Pegasus Assurance, where she worked with Marius Barnard, the pioneering heart surgeon and "creator" of critical illness insurance. She moved to Scottish Mutual after its takeover of Pegasus and helped to incorporate Scottish Provident after its acquisition. At Scottish Provident, Alison was a protection specialist, involved in marketing and distribution to intermediaries, developing a high industry profile. Alison went on to join Skandia two years ago as Protection Marketing Manager, where she has continued to maintain a high profile as an industry spokesperson on protection issues, and with protection intermediaries.

Adam Walton, Head of UK New Business for Resolution, said: *"We are delighted to welcome Alison to our New Business team. Resolution is strongly committed to growing new business through our relationship with Abbey. Alison is a proven marketing professional who brings great experience of protection products, which are at the core of our offering through Abbey, so she will play a key role in reinvigorating our proposition to the market."*

Alison Turner-Holmes commented: *"I am very much looking forward to joining the successful team at Resolution, to build on the Scottish Provident brand and product range, and further develop the Phoenix retail channel products. Scottish Provident has a reputation as a quality proposition and I intend to ensure that it deserves the respect and support the IFA market has given it. My goal for 2007 and beyond is to continue to build on this strong foundation."*

For further information, please contact:

Resolution plc

Gavin Stewart, Managing Director, New Business	Tel: 0141 222 8960
Adam Walton, Head of UK New Business	Tel: 07980 817656
Lucy Symonds, Corporate Communications	Tel: 01564 202529

Temple Bar Advisory Limited

Alex Child-Villiers	Tel: 07795 425580

Notes to Editors

Resolution plc is the largest specialist manager of in-force UK life funds with an estimated 7 million customers and combined life company invested assets of over £63 billion.

Resolution set up the New Business Division after its acquisition of the Life Businesses of Abbey plc which completed on 1 September 2006.

Resolution continues invest in and develop its new business capability, which includes protection (life, critical illness and income protection), pensions and investment businesses. Since September the following Critical Illness awards have been won by Scottish Provident

- Health Insurance Provider Awards - Winner of Individual Critical Illness Provider (9th year running)
- Investments, Life and Pensions Moneyfacts - Best Critical Illness Provider
- Cover Excellence Intermediary Awards - Winner of Individual Critical Illness Provider

Resolution

3 November 2006

PROPOSALS AFFECTING LIFE INSURERS' RESERVING AND CAPITAL REQUIREMENTS

Resolution plc is studying the proposals affecting life insurers' reserving and capital requirements contained within Consultation Paper 06/16 issued by the FSA on 18 September 2006. It is anticipated that these proposals, subject to consultation, will come into force on 31 December 2006 and that they are likely to have the effect of reducing the level of capital and mathematical reserves that affected firms will be required to hold.

The proposals are complex and their materiality to Resolution at this stage is unclear. Resolution has therefore decided not to proceed at this time with an issue of Tier 2 hybrid capital in relation to the acquisition of the UK and offshore life businesses of Abbey National plc. Resolution has refinanced the £380 million outstanding balance of the bridging finance taken out to finance that acquisition with a term loan facility provided by HSBC Bank plc, JP Morgan plc and Lehman Brothers International (Europe).

In connection with the acquisition, Resolution stated that it had expected, prior to 31 December 2006, to make a proposal to the holders of the Scottish Mutual Assurance Limited (SMA) subordinated debt to replace those bonds with alternative bonds issued by Resolution plc itself on substantially the same terms as the SMA bonds. For the reasons set out above, Resolution has decided to defer making such a proposal until 2007. It remains Resolution's expectation that such a proposal will be made to SMA bondholders.

A further update on the Tier 2 hybrid issue and the SMA bonds will be given in conjunction with Resolution's preliminary results on 3 April 2007.

Enquiries:

Resolution plc
Steve Riley, Investor Relations Director +44 (0)20 7489 4515

Temple Bar Advisory Limited
Alex Child-Villiers +44 (0)7795 425580

Resolution

13 November 2006

Resolution plc ("Resolution") ("the Company")

Resolution notes the recent press speculation.

As part of its stated strategy of participating in the ongoing consolidation in the UK life sector, Resolution assesses a wide range of possible transactions.

As part of this assessment Resolution confirms it is currently in very early discussions with various parties concerning a wide range of possible transactions, including acquisitions, business combinations, or a possible offer for the Company.

There can be no certainty that any of these options under review will result in a transaction or an offer being made by or for the Company. A further announcement will be made in due course.

Enquiries:

Analysts and investors
Resolution plc
Steve Riley, Investor Relations Director +44 (0)20 7489 4515

Media
Temple Bar Advisory Limited
Alex Child-Villiers +44 (0)7795 425580

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by any offeror or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel. 13 November 2006.

Resolution

28 November 2006

Resolution announces policy payouts on with-profits policies

Resolution plc (Resolution), the largest specialist manager of in-force UK closed life funds, today announces past performance results on £50 per month 25 year endowment policies across its full range of with-profits funds as at 1 August 2006.

Whilst in the first half of 2006, for the industry as a whole, long term payouts have continued to trend downwards, reflecting the move from a high inflation environment, notable exceptions amongst Resolution funds are increases of:

- 15% in the table topping former Phoenix Assurance payouts; and
- 14% in Britannic Assurance Industrial Branch payouts.

This reflects the active management of these funds by Resolution. The increase in the Britannic Assurance Industrial Branch payouts was made possible following the sale of Alba Life to shareholders in April 2006.

The table in the Notes to Editors shows the payout for each with-profits fund managed by Resolution and demonstrates clearly the differing financial position of the funds. Resolution has managed the majority of its closed funds for two years or less (Scottish Mutual & Scottish Provident did not become part of the Resolution group until 1 September 2006) and the performance for each with-profits fund largely reflects the historic performance of that fund prior to Resolution acquiring it and its financial strength at the time of closure. However, recent performance improvements reflect action taken by Resolution since acquisition to stabilise and improve the position of the funds.

Resolution believes it is just as important for customers in closed funds to have up-to-date information on past performance as it is for those in open funds. Following the requirement to publish results in FSA Returns, the authoritative endowment past performance survey published by Money Management magazine in November 2006 contained 25 year results for 55 with-profit funds, a significant increase on the 24 funds included in the equivalent survey published in the April 2006 edition.

This greater coverage allows a more accurate assessment of the relative position of open and closed with-profits funds. The results, which are shown in the table below, indicate that for 25 year policies Resolution has a higher percentage of its with-profits funds in the Top Quartile than is the case for open funds. Further, 43% of its funds have above median performance compared to 39% of other closed funds.

Allocation of with-profit funds by quartile						
	Open Funds		Closed Funds excl Resolution		Resolution Funds	
	No	%	No	%	No	%
Top Quartile	7	28%	4	17%	5	36%
Second Quartile	9	36%	5	22%	1	7%
Third Quartile	5	20%	6	26%	4	29%
Bottom Quartile	4	16%	8	35%	4	29%

Ian Maidens, Group Chief Actuary, commented: *"These results demonstrate that closed funds don't automatically produce worse results than open funds and show that specialist management of closed funds can make a material difference to payouts for with-profits policies over time."*

For further information, please contact:

Resolution plc
Ian Maidens, Group Chief Actuary — Tel: 020 7489 4863
Steve Riley, Investor Relations Director — Tel: 020 7489 4884

Temple Bar Advisory Limited
Alex Child-Villiers — Tel: 07795 425580

Resolution

Notes to Editors

The table below shows the past performance results for the various with-profits funds managed by Resolution (shown in bold italics) together with those included in the Money Management survey and other company results obtained from company press releases.

Payouts on 25 Year With-Profit Endowment Policies
£50 per month premium

	1 Feb 2005	1 Feb 2006	1 Aug 2006	Change Since 1 Feb	Fund Status
Phoenix Life Limited (former Phoenix Assurance)	***209,090***	***304,696***	***349,629***	***15%***	***Closed***
Reliance Mutual			109,554		Closed
Phoenix Life Limited (former Swiss Life Industrial Branch)	***47,181***	***97,523***	***97,524***	***0%***	***Closed***
Healthy Investment	77,913	68,048	81,572	20%	Open
Sheffield Mutual		73,519	80,554	10%	Open
Wesleyan	70,165	70,117	70,230	0%	Open
Liverpool Victoria	78,181	72,624	68,706	-5%	Open
Century Life (former NEL)	***67,114***	***67,851***	***67,851***	***0%***	***Closed***
Red Rose	81,865	81,865	62,866	-23%	Open
Phoenix Life Limited (former Swiss Life Ordinary Branch)	***51,838***	***62,212***	***62,212***	***0%***	***Closed***
London & Manchester			59,586		Closed
Guardian			57,152		Closed
Scottish Legal			55,810		Closed
Royal London			54,806		Open
Children's Mutual	62,843	56,737	54,208	-4%	Open
Britannic (former Allianz Cornhill)		***53,770***	***53,947***	***0%***	***Closed***
NFU Mutual	57,362	52,113	53,201	2%	Open
Scottish Equitable	49,319	54,042	51,755	-4%	Open
Prudential (Scot Am)	48,008	47,252	51,292	9%	Closed
Ecclesiastical	54,592	52,725	51,211	-3%	Open
Norwich Union (former General Accident)	57,223	51,815	51,145	-1%	Open
Britannic Assurance (Ordinary Branch)	***55,570***	***50,982***	***49,872***	***-2%***	***Closed***
MGM	50,814	45,500	49,723	9%	Open
Prudential	51,583	50,498	49,046	-3%	Open
Canada Life			48,312		Closed
Co-operative Insurance	52,157	47,229	47,722	1%	Open
Confederation Life			47,272		Closed
Norwich Union (former Norwich Union Life & Pensions)	48,451	46,653	46,652	0%	Closed
Scottish Friendly	52,136	46,492	46,590	0%	Open
Scottish Life	48,376	47,104	45,755	-3%	Closed
Clerical Medical	49,529	46,327	45,463	-2%	Open
Legal & General	48,235	45,494	45,207	-1%	Open
Phoenix Life & Pensions (formerly RSA Life & Pensions)	***51,352***	***46,410***	***45,055***	***-3%***	***Closed***
Manufacturers Life			44,445		Closed
Scottish Provident	***42,635***	***36,746***	***44,380***	***21%***	***Closed***
United Friendly			44,362		Closed
National Mutual			43,555		Closed
Refuge			42,938		Closed
Sun Life of Canada			42,171		Closed
Scottish Mutual	***42,193***	***43,032***	***42,002***	***-2%***	***Closed***
Sun Life			41,645		Open
Pearl			41,576		Closed
Scottish Widows	44,086	42,106	41,496	-1%	Open
Britannic Assurance (Industrial Branch)	***42,508***	***36,150***	***41,250***	***14%***	***Closed***
Royal Liver			41,230		Open
Standard Life	51,219	41,806	40,741	-3%	Open
AXA			40,676		Open
Equitable Life			40,594		Closed
Norwich Union (former Commercial Union) (Note 1)		51,111	40,428	-21%	Open
London Life			40,018		Closed
Winterthur			39,140		Closed
Friends Provident	45,295	38,643	38,844	0%	Open
Norwich Union (former Provident Mutual) (Note 1)		38,061	38,061	0%	Closed
UK Provident			36,766		Closed
Phoenix & London Assurance (formerly Sun Alliance & London)	***43,419***	***37,385***	***35,958***	***-4%***	***Closed***
Shepherds Friendly			35,934		Open
Eagle Star			34,848		Closed
Alba Life (former Britannia Life)	***36,096***	***34,985***	***34,464***	***-1%***	***Closed***
Colonial			31,864		Closed
Alba Life (former Crusader)	***31,763***	***31,329***	***29,941***	***-4%***	***Closed***
Alba Life (former Life Assurance of Scotland)	***29,446***	***29,041***	***28,596***	***-2%***	***Closed***
National Provident Life			28,232		Closed
Median	50,814	47,229	45,207	-4%	
Number of funds in table	34	38	62		
Average in Money Management Survey	54,452	52,445	48,007	-8%	

Source: November 2006 edition of Money Management magazine and Resolution company data

Resolution

13 November 2006

Resolution plc ("Resolution") ("the Company")

Resolution notes the recent press speculation.

As part of its stated strategy of participating in the ongoing consolidation in the UK life sector, Resolution assesses a wide range of possible transactions.

As part of this assessment Resolution confirms it is currently in very early discussions with various parties concerning a wide range of possible transactions, including acquisitions, business combinations, or a possible offer for the Company.

There can be no certainty that any of these options under review will result in a transaction or an offer being made by or for the Company. A further announcement will be made in due course.

Enquiries:

Analysts and investors
Resolution plc
Steve Riley, Investor Relations Director +44 (0)20 7489 4515

Media
Temple Bar Advisory Limited
Alex Child-Villiers +44 (0)7795 425580

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Resolution all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Resolution, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Resolution by any offeror or Resolution, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel. 13 November 2006.

Resolution

7 December 2006

RESOLUTION PLC APPLIES ITS EUROPEAN EMBEDDED VALUE ("EEV") PRINCIPLES TO THE BUSINESSES ACQUIRED FROM ABBEY NATIONAL PLC

Following the acquisition of the U.K. and offshore life insurance businesses of Abbey National plc ("Abbey"), Resolution plc ("Resolution") has today announced the embedded value of the acquired businesses as at 30 June 2006, using Resolution's EEV methodology.

- The EEV of the acquired businesses at 31 December 2005 was estimated at £3,770 million based on Resolution's methodology.
- As at 30 June 2006, the embedded value of the acquired businesses had increased to £3,814 million reflecting the value of new business, the expected return for the six months, movements in fixed interest yields and related timing of tax relief.
- The effect of the acquisition and associated rights issue of £1,547 million is to produce a pro forma embedded value for the group of £3,877 million at 30 June 2006. This is equivalent to an embedded value per share of £5.66 based on 685 million shares in issue following the completion of the rights issue. The pro forma embedded value makes no allowance for:
  - the value of targeted acquisition expense synergies (estimated to be £10 million p.a. by end 2008, reducing thereafter)
  - the value of targeted asset management synergies from the acquisition (estimated at £7 million p.a. in 2007, reducing thereafter)
  - the present value of the targeted financial synergies arising from the acquisition (estimated at £114 million)
  - the value of the new business distribution capability, for which £100 million of the purchase consideration has been attributed
  - a significant proportion of the synergies from the earlier merger between Britannic plc and Resolution Life Group Limited
- On a pro forma basis the gearing ratio for the gross MCEV is 29.8 per cent at 30 June 2006 following the repayment of £1.3 billion of the original funding for the acquisition.

Paul Thompson, Group Chief Executive of Resolution plc commented:

"We are pleased to announce that the EEV of the acquired businesses is broadly in line with our expectations at the time of acquisition and consistent with the achievement of delivering an internal rate of return from the transaction of at least 16%, post leverage, to shareholders."

Analysts: There will be a presentation at 3.30 p.m. (UK time) today at 60 Cannon Street, London, EC4N 6JP. Slides will be available from 3.30 p.m. (UK time) at www.resolutionplc.com.

Enquiries:

Ian Maidens
Group Chief Actuary & Head of Corporate Development +44 (0)20 7489 4863

Jim Newman
Group Financial Controller +44 (0)20 7489 4879

Steve Riley
Investor Relations Director +44 (0)20 7489 4884

Media:

Alex Child-Villiers
Temple Bar Advisory +44 (0)7795 425 580

News release

Resolution

RESOLUTION PLC

EUROPEAN EMBEDDED VALUE AS AT 30 JUNE 2006 OF LIFE BUSINESSES ACQUIRED FROM ABBEY NATIONAL PLC

7 December 2006

This statement may contain certain "forward-looking statements" with respect to certain of Resolution's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Resolution's control including, among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Resolution affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result Resolution's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Resolution's forward-looking statements. Resolution undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

TABLE OF CONTENTS

1. INTRODUCTION

On 7 June 2006, Resolution plc ("Resolution") announced its intention to acquire the U.K. and offshore life insurance businesses of Abbey National plc ("Abbey") together with the associated new business infrastructure and service companies (the "Acquisition"). The Acquisition completed on 1 September 2006.

The acquired businesses had an estimated value on Resolution's European Embedded Value ("EEV") basis at 31 December 2005 of £3,770 million, with Resolution accruing any change in embedded value between that date and completion of the Acquisition.

The purpose of this document is to set out the value of the acquired businesses on Resolution's EEV basis, allowing for harmonisation of methodology and assumptions with Resolution's existing businesses as at 30 June 2006. It also sets out the pro forma value of Resolution on an EEV basis assuming the Acquisition and related rights issue had completed on 30 June 2006.

At 30 June 2006 the embedded value of Resolution's existing businesses was £2,215 million, equivalent to a value of £5.34 per share after restatement for the effects of the rights issue on 9 August 2006. The impact of the Acquisition is to increase the embedded value per share to £5.66 at 30 June 2006.

The EEV for the acquired businesses at 31 December 2005 and 30 June 2006 are shown in the table below.

EEV for acquired businesses (£m)			
	Pro forma 31 December 2005	**Pro forma 30 June 2006**	**Change**
Adjusted net worth	2,287	2,489	+8.8%
Value of in-force	1,483	1,325	-10.7%
Embedded value	3,770	3,814	+1.2%

Notes:
(1) Pro forma EEV shown on a comparable basis with disclosures on announcement of the Acquisition
(2) All figures shown before adjustment for loans from acquired life companies in September 2006

The remainder of this document gives detailed information on how Resolution has applied its EEV methodology to the acquired businesses and the pro forma group embedded value.

2. RESOLUTION'S EEV METHODOLOGY

2.1 Overview

In implementing the EEV Principles, Resolution has adopted a "bottom-up" market-consistent approach. In principle, each cash flow is valued using a discount rate that allows for the financial risks within that cash flow. In practice, we have calculated the market-consistent embedded value allowing for the cost of options and guarantees, the cost of holding required capital and the impact of non-market risks. We then derive risk discount rates that, when input into the traditional embedded value models, produce the same result as the market-consistent embedded value.

The derived risk discount rates vary by both product type and life company, and are shown in section 3.6.

The key features of Resolution's methodology are highlighted below.

2.2 Intrinsic burn-through costs

Within our existing businesses, there is an explicit allowance for the "intrinsic burn-through" cost in Phoenix & London Assurance Limited and Alba Life Limited. This feature does not apply to any of the with-profits funds acquired from Abbey.

2.3 Value of debt and minority interests

The £200 million of subordinated debt within Scottish Mutual Assurance Limited ("SMA") has been valued on a market-consistent basis. The impact of this approach is to increase the value of debt by £16.7 million, compared with the face value of the debt.

2.4 Valuation of in-force business

Within the market-consistent embedded value, the value of in-force business ("VIF") is calculated using the "certainty equivalent" approach where the assumed future investment returns and the risk discount rate are both set equal to the risk-free rate.

2.5 Allowance for the cost of financial options and guarantees

Under the market-consistent EEV ("MCEV") basis, there are two elements to the cost of financial options and guarantees:

a) the intrinsic cost of financial options and guarantees based on the assumed risk-free future investment returns; and

b) the time value of the cost of financial options and guarantees using market-consistent stochastic models calibrated to market prices at 30 June 2006.

Within the time value of financial options and guarantees, allowance has also been made for the impact of non-market risk where, as a result of asymmetries in the shareholder interest in the with-profits funds, best estimate assumptions do not fully reflect the impact of extreme events.

2.6 Allowance for non-market risk on non-profit business

The EEV assumptions are based on best estimates of future experience. However, in practice there are asymmetries in the value of in-force business where the best estimate assumptions do not fully reflect the impact of extreme events.

The methodology used to determine the appropriate allowance for non-market risk is based on the analysis undertaken as part of the application of Resolution's individual capital assessment ("ICA") methodology to the acquired businesses.

The non-market risks considered include: longevity, mortality and operational risk.

2.7 Cost of required capital

The required capital for each of the acquired life companies has been defined as the greater of:

a) the minimum amount of capital required to meet the Financial Services Authority's ("FSA") capital adequacy requirements;

b) the capital required under Resolution's published capital management policy (as set out in Annex 1); and

c) the commitments made to credit rating agencies.

The cost of capital under a market-consistent embedded value is the difference between the market value of the required capital and the market-consistent value of the future release of capital, allowing for the impact of tax and investment expenses.

2.8 Cost of group required capital

Resolution holds capital at group level in order to meet the commitments made to credit rating agencies. Under EEV we have included this capital in our definition of required capital and have allowed for the frictional costs of holding this capital.

2.9 Harmonisation

Certain experience and embedded value methodology assumptions have been adjusted to ensure consistency with Resolution's existing approach.

3. EEV RESULTS FOR THE ACQUIRED BUSINESSES AT 30 JUNE 2006

3.1 EEV at 30 June 2006

The pro forma embedded values for the acquired businesses on the EEV basis at 31 December 2005 and 30 June 2006 are shown in the table below.

EEV for acquired businesses (£m)			
	Pro forma 31 December 2005	Pro forma 30 June 2006	Change
Adjusted net worth	2,287	2,489	+8.8%
Value of in-force	1,483	1,325	-10.7%
Embedded value	3,770	3,814	+1.2%

Notes:
(1) Pro forma EEV shown on a comparable basis with disclosures on announcement of the Acquisition
(2) All figures shown before adjustment for loans from acquired life companies in September 2006

3.2 Change in EEV during first 6 months of 2006

The table below sets out the movement from the estimated EEV at 31 December 2005 to the EEV at 30 June 2006.

£m		Net of tax impact
Estimated EEV for acquired businesses at 31 December 2005		**3,770**
Movements for the six months ended 30 June 2006		
Contribution from new business	21	
Expected return on in-force business	87	
Expected profit	108	
Persistency assumption changes	(15)	
Longevity assumption changes	(24)	
Harmonisation and other changes	45	
Tax variance	(47)	
Economic effects	(23)	
		44
EEV for acquired businesses at 30 June 2006		**3,814**

New business added value

The new business added value of £21 million reflects the actual business sold in the first 6 months of 2006, on the pricing and commission terms in force at that time, valued on a market-consistent basis. We estimate that the equivalent value on post acquisition commission terms would have been £18 million.

Expected return on existing business

The expected return on existing business reflects the expected change in the value of in-force business and the expected return on shareholders' net worth within the long term business funds, based on the real world investment assumptions at 31 December 2005.

Changes to persistency and longevity assumptions

The reductions of £15 million for persistency assumptions and of £24 million for longevity assumptions reflect the strengthening of the embedded value assumptions in line with the changes identified as being required during the due diligence exercise which preceded the Acquisition.

Harmonisation and other changes

There were a number of harmonisation and other revisions during the first 6 months of 2006 which resulted in a net increase of £45 million. These included harmonising the individual capital assessments (and the subsequent impact on the non-market risk allowance); improvements made to modelling systems and closer harmonisation of reserving methodologies as recognised at the time of the due diligence exercise which preceded the Acquisition.

Tax variance

The adverse tax variance of £47 million primarily reflects a change in the timing of the utilisation of tax losses. This is the result of changes in gilt rates and the movement in the yield curve during the period 6 months ended 30 June 2006.

Economic effects

The adverse economic experience of £23 million arose primarily from the change in the shape and level of the risk-free yield curve during the first 6 months of 2006.

3.3 Adjusted net worth

A reconciliation of the adjusted net worth under the IFRS and EEV bases is shown in the table below.

Reconciliation to IFRS net worth for the acquired businesses at 30 June 2006 (£m)	
IFRS net worth	**3,052**
Pension fund deficit	110
Goodwill and other intangible assets	(69)
Acquired in-force business	(507)
Deferred acquisition costs and deferred income	(381)
Reserve changes	48
Mark to market of SMA subordinated debt	(17)
Taxation (including tax on adjustments)	253
EEV adjusted net worth	**2,489**

The net worth of the acquired businesses at 30 June 2006 on an IFRS basis was £3,052 million. The IFRS basis of preparation at 30 June 2006 does not incorporate the changes that will arise following the acquisition by Resolution and that will be reflected in the acquisition balance sheet. However, for EEV purposes certain adjustments have been made to net worth to reflect the impact of the Acquisition, as discussed below.

The pension fund deficit has been eliminated as Resolution does not have responsibility for funding the deficit from the date of Acquisition and this will be reflected in the acquisition balance sheet. Goodwill and other intangible assets have been eliminated as they relate to the acquisition of Scottish Provident Limited ("SPL") and therefore only represent intangible assets for part of the business. Furthermore, any goodwill or value attributed to other intangible assets for the whole of the acquired businesses would only appear in Resolution's 2006 group financial statements. The acquired in-force business value has been eliminated as this arises mainly from the acquisition of SPL and is replaced by the value of in-force for the acquired life businesses on an EEV basis.

Deferred acquisition costs and deferred revenue are eliminated as the financial impact of these items is already included in the cash flows used to calculate the EEV value of in-force business. In addition, changes to certain reserves for non-participating business have been made in moving from IFRS to EEV net worth.

As part of the Acquisition, Resolution acquired the listed subordinated debt of SMA. The SMA debt has been marked to market in compliance with EEV requirements and Resolution's overall approach to the valuation of debt.

The above adjustments have, where appropriate, been adjusted for taxation and certain other changes to taxation have been made in moving from IFRS to EEV net worth.

3.4 Required capital

The market-consistent cost of holding the required capital is £83.8 million.

The required capital within the acquired businesses, after application of Resolution's capital management policy, along with the regulatory required capital is shown in the table below.

	EEV required capital (£m)	Regulatory required capital (£m)	EEV as percentage of regulatory required capital	Cost of capital (£m)
Shareholder capital supporting capital requirements	819.8	510.5	161%	**79.7**
With-profit fund capital supporting capital requirements	1,510.4	1,487.5	102%	-
Total	**2,330.2**	**1,998.0**	**117%**	**79.7**
Shareholder capital supporting group credit rating	29.0	-	n/a	**4.1**
Total	**2,359.2**	**1,998.0**	**118%**	**83.8**

Resolution's capital management policy for the acquired businesses is set out in Annex 1. The shareholder capital supporting the group's credit rating is in respect of the SMA bonds. Whilst these bonds are a liability of SMA, capital equivalent to two years' interest payments is held at group level in accordance with the group's rating agency commitments.

3.5 Components of Market-Consistent Embedded Value at 30 June 2006

The acquired businesses MCEV is set out below.

Components of market-consistent embedded value at 30 June 2006 (£m)

	Net worth	Intrinsic burn-through cost	Good-will	Adjusted net worth	Certainty equivalent VIF	Time value of options & guarantees	Allowance for non-market risks	Cost of required capital	Total MCEV
Life Division North									
Scottish Mutual	1,446.1	-	-	1,446.1	770.0	(41.1)	(47.3)	(52.9)	**2,074.8**
Scottish Provident	886.0	-	-	886.0	453.4	(15.5)	(17.0)	(15.1)	**1,291.8**
Phoenix Life Assurance*	372.8	-	-	372.8	227.1	-	(9.7)	(9.5)	**580.7**
Scottish Mutual International	170.5	-	-	170.5	35.3	-	(3.3)	(2.2)	**200.3**
LDN holding companies	(293.3)	-	-	(293.3)	-	-	-	-	**(293.3)**
Total Life Division North	**2,582.1**	-	-	**2,582.1**	**1,485.8**	**(56.6)**	**(77.3)**	**(79.7)**	**3,854.3**
Scottish Provident International	41.6	-	-	41.6	57.9	-	(2.0)	-	**97.5**
Management services	41.9	-	-	41.9	-	-	-	-	**41.9**
Asset management	40.7	-	-	40.7	-	-	-	-	**40.7**
Group	-	-	-	-	-	-	-	(4.1)	**(4.1)**
Gross embedded value	**2,706.3**	-	-	**2,706.3**	**1,543.7**	**(56.6)**	**(79.3)**	**(83.8)**	**4,030.3**
Scottish Mutual bonds	(216.7)	-	-	(216.7)	-	-	-	-	(216.7)
Net embedded value	**2,489.6**	-	-	**2,489.6**	**1,543.7**	**(56.6)**	**(79.3)**	**(83.8)**	**3,813.6**

Notes:
(1) Group cost of capital relates to the cost of holding required capital for the SMA bonds
* Formerly Abbey National Life plc

3.6 Derived risk discount rates by product group

Having calculated the market-consistent embedded value at 30 June 2006 for the acquired businesses, the implied risk discount rates by product group were derived, as shown in the table below.

Derived risk discount rates by product group at 30 June 2006

	With-profits	Annuities	Unit-linked	Other non-profit	Weighted total
Risk free rate	4.8%	4.8%	4.8%	4.8%	4.8%
Impact of:					
Bottom-up market risk	1.1%	0.0%	0.3%	(0.2)%	0.1%
Cost of options & guarantees					
- market risks	0.7%				0.1%
- non-market risks	0.8%				0.2%
Other non-market risk		0.2%	1.1%	0.8%	0.8%
Risk discount rate	**7.4%**	**5.0%**	**6.2%**	**5.4%**	**6.0%**
EEV VIF	**£100m**	**£32m**	**£660m**	**£576m**	**£1,325m**

Notes:

(1) With-profits business relates to the SPL fund only as VIF plus burn-through and cost of capital of conventional with-profits business within SMA is negative (£40 million)

(2) Weighted total includes the estimated impact of the group cost of capital on SMA bonds and the with-profit business in SMA

(3) UWP business VIF and non-market risk within Scottish Mutual and Scottish Provident is included within the unit-linked analysis

The EEV VIF shown in the table above comprises the certainty equivalent present value of future profits less the cost of options and guarantees, the allowance for non-market risks and the cost of required capital.

The key observations from the table above are:

- The derived risk discount rates on annuity and other non-profit business reflect the relatively high proportion of gilts and cash equivalents backing the liabilities and the resulting low levels of market risk compared with the assumed risk-free returns.

- Within the unit-linked business we have included the unitised with-profits business written in SMA and SPL which accounts for around 35% of the linked business (by reserves). The majority of charges applied to these unitised with-profits contracts are based on smoothed unit values which reduces the level of market risk.

4. POST-COMPLETION EEV AT 30 JUNE 2006

4.1 Pro forma MCEV post-completion

Following completion, the following corporate actions were taken:

- Resolution's capital management policy was adopted
- Individual capital assessments were updated in line with Resolution's existing methodology
- Loans of £1,650 million were made from the acquired life companies to Resolution Life Limited ("RLL"):
  - Scottish Mutual Assurance Limited loaned £790 million
  - Scottish Provident Limited loaned £660 million
  - Phoenix Life Assurance Limited loaned £200 million
- A capital injection of £215 million was made to RLL Holdings Limited ("RLLHL") by RLL
- RLLHL sold Scottish Provident International Life Assurance Limited and its parent company to RLL for £85 million
- RLLHL repaid an outstanding loan of £292 million to SPL
- The management services business paid a £30 million dividend to RLL

The pro forma MCEV for the acquired businesses, allowing for these actions is shown below:

Pro forma MCEV of acquired businesses at 30 June 2006 (£m)									
	Net worth	Intrinsic burn-through cost	Good-will	Adjusted net worth	Certainty equivalent VIF	Time value of options & guarantees	Allowance for non-market risks	Cost of required capital	Total MCEV
Life Division North									
Scottish Mutual	656.1	-	-	656.1	770.0	(41.1)	(47.3)	(52.9)	1,284.8
Scottish Provident	226.0	-	-	226.0	453.4	(15.5)	(17.0)	(15.1)	631.8
Phoenix Life Assurance*	172.8	-	-	172.8	227.1	-	(9.7)	(9.5)	380.7
Scottish Mutual International	170.5	-	-	170.5	35.3	-	(3.3)	(2.2)	200.3
LDN holding companies	6.7	-	-	6.7	-	-	-	-	6.7
Total Life Division North	1,232.1	-	-	1,232.1	1,485.8	(56.6)	(77.3)	(79.7)	2,504.3
Scottish Provident International	41.6	-	-	41.6	57.9	-	(2.0)	-	97.5
Management services	11.9	-	-	11.9	-	-	-	-	11.9
Asset management	40.7	-	-	40.7	-	-	-	-	40.7
Group	-	-	-	-	-	-	-	(4.1)	(4.1)
Gross embedded value	1,326.3	-	-	1,326.3	1,543.7	(56.6)	(79.3)	(83.8)	2,650.3
Scottish Mutual bonds	(216.7)	-	-	(216.7)	-	-	-	-	(216.7)
Net embedded value	1,109.6	-	-	1,109.6	1,543.7	(56.6)	(79.3)	(83.8)	2,433.6

Notes:

(1) Group cost of capital relates to the cost of holding required capital for the SMA bonds

* Formerly Abbey National Life plc

4.2 Sensitivities

The table below summarises the key sensitivities to the EEV based on the post-completion pro forma position at 30 June 2006.

EEV sensitivities at 30 June 2006		
	Change in EEV (£m)	**% Change**
Base EEV at 30 June 2006	**2,433.6**	
100 basis point increase in risk discount rates	(116.2)	-4.8%
100 basis point increase in equity and property returns	n/a	
100 basis point decrease in risk-free rates	20.3	0.8%
10% reduction in market values of equity and property assets	(35.7)	-1.5%
10% proportionate decrease in lapse rates and PUP rates	34.3	1.4%
10% proportionate increase in lapse rates and PUP rates	(33.8)	-1.4%
5% proportionate decrease in mortality and morbidity (annuity)	(13.2)	-0.5%
5% proportionate decrease in mortality and morbidity (assurance)	22.3	0.9%
Decrease in required capital to statutory minimum	28.7	1.2%

100 basis point increase in risk discount rates

The reduction in EEV of £116.2 million arises from increasing the risk discount rates derived in section 3.6 by 1%.

100 basis point increase in equity and property returns

There is no impact on the EEV of an increase in equity or property returns because under a market-consistent valuation, all assets are assumed to earn the risk-free rate of return.

100 basis point decrease in risk-free rates

EEV increases by £20.3 million, arising from a number of different effects. The reduction in cost of capital and increase in VIF outweigh the revaluation of assets and increase in financial options and guarantees.

10% reduction in market values of equity and property assets

A 10% immediate reduction in the market value of equity and property assets leads to a reduction in the EEV of £35.7 million.

10% proportionate decrease in lapse rates and PUP rates

A decrease in lapse and paid-up ("PUP") rates across all product lines and companies results in a £34.3 million increase in the EEV.

10% proportionate increase in lapse rates and PUP rates

The impact of an increase in lapse and PUP rates across all product lines and companies is symmetrical with the previous sensitivity and leads to a reduction of £33.8 million in the EEV.

5% proportionate decrease in mortality and morbidity (annuity)

A 5% decrease in the base mortality rates for annuity and morbidity business would cause a £13.2 million reduction in the EEV.

5% proportionate decrease in mortality and morbidity (assurance)

A 5% decrease in the base mortality rates for assurance and morbidity business would cause a £22.3 million increase in the EEV.

Decrease in required capital to statutory minimum

Altering the definition of required capital to the capital required to meet the statutory minimum capital requirements would reduce the cost of capital by £28.7 million.

5. PRO FORMA EEV OF RESOLUTION POST-ACQUISTION

5.1 Overview

Resolution acquired Abbey's life insurance businesses for £3,600 million on 1 September 2006. The Acquisition was financed by a rights issue on 9 August 2006 which raised £1,547 million and by additional borrowings of £2,230 million made up of bridging finance of £1,680 million and loan facilities of £550 million. The funding also enabled the group to repay £85 million of existing debt.

Following the Acquisition, the acquired life businesses made loans of £1,650 million to Resolution Life Limited, the holding company for the life businesses, of which £1,300 million was used to repay a substantial amount of the bridging finance on 6 September 2006.

The pro forma embedded value results for Resolution have been prepared to reflect the value of the group as if the above transactions had completed by 30 June 2006.

5.2 Resolution - pro forma group embedded value as at 30 June 2006

The following table sets out the components of the group pro forma embedded value as at 30 June 2006.

Pro forma MCEV development for Resolution as at 30 June 2006 (£m)

	Published MCEV 30/6/06	Rights issue	Net debt raised	Abbey companies acquired	Transaction costs	Corporate restructure	Loans from acquired life companies	Debt repaid	Mark to market and cost of capital	Resolution pro forma MCEV
Life Division North	-	-	-	3,854.3	-	300.0	(1,650 0)	-	-	**2,504.3**
Life Division South	2,405 5	-	-	-	-	(10 6)	-	-	-	**2,394.9**
Scottish Provident International	-	-	-	97.5	-	-	-	-	-	**97.5**
Management services	52.6	-	-	41.9	-	(30.0)	-	-	-	**64.5**
Asset management	178 0	-	-	40.7	-	-	-	-	-	**218.7**
Group	154 8 1,5	47.2	2,145.0	(3,804.1)	(85.0)	(259.4)	1,650.0	(1,300.0)	(3.4)	**245.1**
Gross embedded value	**2,790.9**	**1,547.2**	**2,145.0**	**430.3**	**(85.0)**	-	-	**(1,300.0)**	**(3.4)**	**5,525.0**
Perpetual reset capital securities	(491.3)	-	-	-	-	-	-	-	-	**(491.3)**
Resolution senior debt	(85.0)	-	85.0	-	-	-	-	-	-	-
Bridging finance	-	-	(1,680.0)	-	-	-	-	1,680.0	-	-
Resolution term loan	-	-	(550.0)	-	-	-	-	-	(1.5)	**(551.5)**
Bridging finance	-	-	-	-	-	-	-	(380.0)	(9.0)	**(389.0)**
SMA bonds	-	-	-	(216.7)	-	-	-	-	-	**(216.7)**
Total debt	**(576.3)**	-	**(2,145.0)**	**(216.7)**	-	-	-	**1,300.0**	**(10.5)**	**(1,648.5)**
Net embedded value	**2,214.6**	**1,547.2**	-	**213.6**	**(85.0)**	-	-	-	**(13.9)**	**3,876.5**
EEV gearing ratio	**20.6%**	-	-	-	-	-	-	-	-	**29.8%**

Notes:
(1) EEV gearing ratio is total debt divided by gross embedded value

Abbey companies acquired

The total value of the acquired businesses at 30 June 2006 was £3,813.6 million, including a charge for cost of capital in respect of the SMA bonds of £4.1 million. The purchase price of £3,600 million therefore gives a net increase in value of £213.6 million. The purchase price included £100 million attributed to the new business capability. However, no value has been attributed to the new business capability for EEV reporting purposes as it is our intent to only recognise income arising from distribution capability when new business is written.

Corporate restructuring

The corporate restructuring adjustments in the above table reflect the following:

- The establishment of Life Division North ("LDN") as a separate reporting unit; comprising the acquired life businesses and related immediate holding company (RLLHL).
- The payment of a £30 million dividend from the acquired businesses' management services company to RLL.
- The recapitalisation of RLLHL by RLL (£215 million).
- The purchase by RLL of Scottish Provident International Life Assurance Limited and its parent company from LDN (£85 million).
- A revision to our previous presentation, to reflect RLL as a group entity. RLL is now the holding company for both life divisions (North and South). Previously RLL was categorised as part of Life Division South. At 30 June 2006, RLL had negative net assets of £214.1 million.
- A change in EEV accounting policy to show the value of the loans from both life divisions, where the payment of a dividend is currently restricted, to RLL as net assets of the group, reflecting more appropriately the economic impact of these arrangements on the capital base. Life Division South had outstanding loans to RLL subject to dividend restrictions totalling £224.7 million at 30 June 2006.
- Loans totalling £1,650 million were made from LDN to RLL. The group has retained £50 million as working capital, repaid £1,300 million of its outstanding bridging loan and used £300 million to effect this corporate restructuring.

Mark to market and capital required

In accordance with commitments given to the group's rating agencies, the group maintains cash balances equivalent to at least two years' interest payments on external debt. Consequently, there is an additional cost of capital of £3.4 million to cover the additional debt taken on as part of the acquisition of the Abbey life businesses. This debt has been priced on a market consistent basis, resulting in a charge of £10.5 million.

The resulting embedded value of £3,876.5 million is further analysed in the table which follows.

Pro forma MCEV as at 30 June 2006 (£m)									
	Net worth	Intrinsic burn-through cost	Goodwill	Adjusted net worth	Certainty equivalent VIF	Time value of options & guarantees	Allowance for non-market risks	Cost of required capital	Total MCEV
Life Division North	1,232.1	-	-	1,232.1	1,485.8	(56.6)	(77.3)	(79.7)	2,504.3
Life Division South	1,535.7	(124.7)	-	1,411.0	1,210.6	(45.1)	(71.3)	(110.3)	2,394.9
Scottish Provident International	41.6	-	-	41.6	57.9	-	(2.0)	-	97.5
Total life division	2,809.4	(124.7)	-	2,684.7	2,754.3	(101.7)	(150.6)	(190.0)	4,996.7
Management services	54.5	-	10.0	64.5	-	-	-	-	64.5
Asset management	84.2	-	134.5	218.7	-	-	-	-	218.7
Group	260.0	-	-	260.0	-	-	-	(14.9)	245.1
Gross embedded value	3,208.1	(124.7)	144.5	3,227.9	2,754.3	(101.7)	(150.6)	(204.9)	5,525.0
Perpetual reset capital securities	(491.3)	-	-	(491.3)	-	-	-	-	(491.3)
Bridging finance	(389.0)	-	-	(389.0)	-	-	-	-	(389.0)
Resolution term loan	(551.5)	-	-	(551.5)	-	-	-	-	(551.5)
SMA bonds	(216.7)	-	-	(216.7)	-	-	-	-	(216.7)
Net embedded value	1,559.6	(124.7)	144.5	1,579.4	2,754.3	(101.7)	(150.6)	(204.9)	3,876.5

5.3 Pro forma embedded value per share as at 30 June 2006

The embedded value per share has increased from the rights adjusted value of £5.34 per share at 30 June 2006 for Resolution to a pro forma value of £5.66 per share after accounting for the acquired businesses. The change in embedded value and embedded value per share is summarised in the table below.

Resolution embedded value		
£million	Resolution pre acquisition 30 June 2006	Resolution post Abbey acquisition pro forma 30 June 2006
Adjusted net worth	1,238.1	1,579.4
VIF	976.5	2,297.1
Embedded value	2,214.6	3,876.5
Shares in issue (millions)	362.6	685.0
EEV per share*	£5.34	£5.66

Notes:
* Pre acquisition EEV per share for Resolution at 30 June 2006 is as adjusted for the rights issue

The pro forma embedded value makes no allowance for the targeted expense, asset management and financial synergies or the new business distribution capability. It also does not reflect all of the synergies to be delivered from the earlier merger between Britannic plc and Resolution Life Group Limited.

5.4 Pro forma group EEV derived risk discount rates by product group at 30 June 2006

The table below sets out the pro forma discount rates derived for each product group, on a group wide basis, by calculating the risk discount rate under a traditional embedded value approach that, together with the economic assumptions set out in section 6, produces the same result as that derived using the market-consistent embedded value approach.

	With-profit				Annuities	Unit-linked	Other non-profit	Weighted total
	SPL	BA	PLP	PALAL				
Risk free rate	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%	4.8%
Impact of:								
Bottom-up market risk	1.1%	2.0%	1.6%	0.7%	1.1%	0.6%	(0.1%)	0.6%
Cost of options and guarantees								
Market risks	0.7%	0.1%	0.7%					0.1%
Non-market risks	0.8%	0.4%	0.3%					0.2%
Other non-market risk					0.3%	1.1%	1.1%	0.8%
Risk discount rate at 30 June 2006	7.4%	7.3%	7.4%	5.5%	6.2%	6.5%	5.8%	6.5%
VIF (£m)	100	242	142	8	72	905	889	2,297

Notes:

(1) Weighted total includes the estimated impact of the with-profits business in PLL, Century, Cornhill, Alba and SMA as well as the group cost of capital

5.5 Pro forma group required capital

The pro forma required capital for the group reflects the application of Resolution's capital management policy and is calculated in accordance with the definition set out in section 2.7 of this document.

The shareholder capital supporting the group credit rating is equivalent to two years' interest on the perpetual reset capital securities, the term loans and the SMA bonds.

Group cost of capital and required capital as at 30 June 2006				
	EEV required capital	**Regulatory required capital**	**EEV as percentage of regulatory required capital**	**Cost of capital**
	£m	**£m**	**%**	**£m**
Shareholder capital supporting capital requirements	1,677.0	1,128.6	149%	190.0
With –profit fund capital supporting capital requirements	4,036.9	3,876.5	104%	-
Total	**5,713.9**	**5,005.1**	**114%**	**190.0**
Shareholder capital supporting group credit rating	173.1	-	n/a	14.9
Total	**5,887.0**	**5,005.1**	**118%**	**204.9**

5.6 Pro forma group sensitivities

The table below summaries the key sensitivities to the EEV for Resolution based on the post-completion pro forma position at 30 June 2006.

EEV sensitivities at 30 June 2006		
	Change in EEV (£m)	**% Change**
Base EEV at 30 June 2006	**3,876.5**	
100 basis point increase in risk discount rates	(267.7)	-6.9%
100 basis point increase in equity and property returns	n/a	
100 basis point decrease in risk-free rates	(17.2)	-0.4%
10% reduction in market values of equity and property assets	(126.2)	-3.3%
10% proportionate decrease in lapse rates and PUP rates	32.0	0.8%
10% proportionate increase in lapse rates and PUP rates	(28.4)	-0.7%
5% proportionate decrease in mortality and morbidity (annuity)	(63.2)	-1.6%
5% proportionate decrease in mortality and morbidity (assurance)	51.6	1.3%
Decrease in required capital to statutory minimum	54.5	1.4%

100 basis point increase in risk discount rates

The reduction in the EEV of £267.7 million arises from increasing the derived risk discount rates by 1%.

100 basis point increase in equity and property returns

There is no impact on the EEV of an increase in equity or property returns because under a market-consistent valuation, all assets are assumed to earn the risk-free rate of return.

100 basis point decrease in risk-free rates

The EEV decreases by £17.2 million, arising from a number of different effects. The increase in the cost of financial options and guarantees outweighs the reduction in cost of capital and the increase in VIF.

10% reduction in market values of equity and property assets

A 10% immediate reduction in the market values of equity and property assets leads to a reduction in the EEV of £126.2 million.

10% proportionate decrease in lapse rates and PUP rates

A decrease in lapse and PUP rates across all product lines and companies results in a £31.9 million increase in the EEV.

10% proportionate increase in lapse rates and PUP rates

An increase in lapse and PUP rates across all product lines and companies results in a £28.4 million decrease in the EEV.

5% proportionate decrease in mortality and morbidity (annuity)

A 5% decrease in the base mortality rates for annuity and morbidity business would cause a £63.2 million reduction in the EEV.

5% proportionate decrease in mortality and morbidity (assurance)

A 5% decrease in the base mortality rates for assurance and morbidity business would cause a £51.6 million increase in the EEV.

Decrease in required capital to statutory minimum

Altering the definition of required capital to the capital required to meet the statutory minimum capital requirements would reduce the cost of capital by £54.4 million.

6. EEV ASSUMPTIONS

6.1 Economic assumptions

The gilt yield at 30 June 2006 was 4.7% (defined as the annualised return on the FTSE UK 15 year gilt index). The risk free yield curve at the valuation date was defined as the annually compounded UK nominal spot curve plus 10 basis points. Thus the risk-free rate at 30 June 2006 was assumed to be 4.8%.

Having adopted a market-consistent bottom-up approach, the economic assumptions below affect only the derived risk discount rates and do not impact the market-consistent embedded value. The economic assumptions gross of tax (real world assumptions) and assumed margin over gilts are shown in the table below.

Investment returns by asset class at 30 June 2006			
	Income	**Gains**	**Total return**
Gilts	4.7%	-	4.7%
Other fixed interest	5.2%	-	5.2%
Index linked gilts	2.2%	2.5%	4.7%
Equities – UK	3.1%	4.1%	7.2%
Equities – overseas	2.0%	5.2%	7.2%
Property	7.2%	-	7.2%

6.2 Expenses

The projected per policy expenses are based on the proposed new agreements with Resolution's management services company, adjusted to allow for costs incurred directly by the acquired life companies (eg regulatory fees).

The projected investment expenses are based on the fees agreed with the group's internal asset manager (or external fund managers, where appropriate), allowing for the current and projected future asset mix.

Corporate expenses have not been capitalised, and will be included within the incurred expenses for the management services company in each year as they arise.

6.3 Other assumptions

All other assumptions reflect the best estimate of future experience, and are reviewed regularly in the light of emerging data on both industry and company-specific experience.

7. ERNST & YOUNG PROCEDURES

The Directors
Resolution plc
Juxon House
100 St Paul's Churchyard
London
EC4M 8BU

Dear Sirs

European Embedded Value at 30 June 2006 of life businesses acquired from Abbey National plc

You have engaged us to perform an audit of the European Embedded Value balance sheet of Resolution plc at 31 December 2006 and our opinion in respect of that balance sheet will be included in the Supplementary Information to be published with the 2006 Report and Accounts.

You have engaged us to perform certain procedures in respect of the European Embedded Value information in respect of the life businesses acquired from Abbey National plc ("the former Abbey life businesses") as at 30 June 2006 and those procedures are the subject of this report. Due to the fact that we have not performed an audit of the balance sheet at 30 June 2006 of Resolution plc or an audit or review of the balance sheet at 30 June 2006 of the former Abbey life businesses prepared under IFRS or on an embedded value basis, these procedures do not constitute an audit or review made in accordance with International Standards on Auditing or International Standards on Review Engagements.

In accordance with our engagement letter dated 24 November 2006 we have undertaken the procedures described below in connection with the market announcement (RNS) to be issued by Resolution plc entitled 'European Embedded Value as at 30 June 2006 of life businesses acquired from Abbey National plc' ("the EEV information").

Responsibility

The Directors are responsible for the preparation of the EEV information, for the contents of the market announcement and for the development and operation of the models used to compute EEVs.

It is our responsibility to perform the procedures set out below in respect of the EEV information and to report the results of those procedures to you.

Scope of work

We have performed the procedures detailed below. Our work was undertaken in accordance with the International Standard on Related Services applicable to agreed-upon procedures engagements.

- A comparison of the European Embedded Value methodology applied in respect of the former Abbey life businesses with the Resolution plc EEV methodology;

- A review of the economic and operating assumptions applied in determining the EEV of the former Abbey life businesses for consistency with Resolution plc EEV policies;
- Checking on a sample basis that the models used to compute the EEV for the former Abbey life businesses reflect the stated methodology;
- Checking on a sample basis that the disclosed economic and operating assumptions have been applied in the models used to compute the EEV for the former Abbey life businesses;
- Agreeing the EEV Information in respect of for the former Abbey life businesses to the output from the models;
- Agreeing the pro forma information in sections 5.1 to 5.3 to the unaudited Resolution plc Interim Statement at 30 June 2006 or underlying accounting records, as appropriate;
- Checking the computation of the pro forma information in sections 5.4 to 5.6; and
- Agreeing the reconciliation of adjusted EEV net worth to IFRS net worth in section 3.3 to underlying accounting records.

We did not perform procedures in respect of the change in EEV during the first six months of 2006 included at section 3.2.

Results of procedures

In respect of the procedures listed above:

- The European Embedded Value methodology applied to the former Abbey life businesses is consistent with the Resolution plc EEV methodology;
- The economic and operating assumptions are consistent with Resolution plc EEV policies;
- The models used to compute the EEV reflect the stated methodology and assumptions;
- The EEV Information in respect of the former Abbey life businesses is consistent with the output from the models;
- The pro forma information in sections 5.1 to 5.3 is in agreement with the unaudited Resolution plc Interim Statement at 30 June 2006 or underlying accounting records, as appropriate;
- The pro forma information in sections 5.4 to 5.6 has been properly computed; and
- The reconciliation of adjusted EEV net worth to IFRS net worth in section 3.3 is in agreement with underlying accounting records.

Because the above procedures do not constitute either an audit or a review made in accordance with International Standards on Auditing or International Standards on Review Engagements, we do not express any assurance on the EEV information.

Had we performed additional procedures or had we performed an audit or review of the EEV information in accordance with International Standards on Auditing or International Standards on Review Engagements, other matters might have come to our attention that would have been reported to you.

This report relates only to the items specified above and does not extend to any financial statements of Resolution plc, taken as a whole. Our report is prepared solely for the purpose set out in the first paragraph of this report and for your information and is not to be used for any other purpose. Ernst & Young LLP only accepts responsibility to the addressees of this report on the basis of the engagement letter and assumes no responsibility whatsoever in respect of or arising out of or in connection with the contents of this report to parties other than yourselves. If other parties choose to rely, in any way, on the contents of this report, they do so entirely at their own risk.

Yours faithfully

Ernst & Young LLP

London

6 December 2006

Annex 1 – capital management policy for acquired businesses

The capital management policies for the acquired businesses are set out below:

- For closed with-profits funds we will hold sufficient capital to cover the greater of:
  - (i) 100% of Pillar 1 CRR plus 50% of (LTICR + RCR);
  - (ii) 140% of ICA; and
  - (iii) 110% of (ICA + ICG)

- For closed non-profit funds we will hold sufficient capital to cover the greater of:
  - (i) 125% Pillar 1 CRR;
  - (ii) 140% of ICA; and
  - (iii) 110% of (ICA + ICG)

- For open non-profit funds we will hold sufficient capital to cover the greater of:
  - (i) 135% of Pillar 1 CRR;
  - (ii) 150% of ICA; and
  - (iii) 110% of (ICA + ICG)

Where: CRR means Capital Resource Requirements
LTICR means Long term Insurance Capital Requirement
RCR means Resilience Capital Requirement
ICA means Individual Capital Assessment
ICG means Individual Capital Guidance provided by the FSA

To the extent that a particular with-profits fund does not have sufficient capital to pass this test, additional capital will be retained in a non-profit fund or the shareholders fund of the relevant company to ensure that the company concerned satisfies its capital policy in aggregate. Surplus capital in with-profits funds will not be allowed to cover the capital requirements in respect of non-profit funds that arise from the above capital policies.

Resolution

8 December 2006

Resolution announces that today it has received High Court approval to proceed with its previously announced 2006 Fund Merger.

This is expected to be implemented on 31 December 2006.

Resolution

23 January 2007

On 8 December 2006 the High Court [in London] sanctioned the transfer of the life business of certain Resolution companies into Phoenix Life Limited, with the transfer taking place on 31 December 2006.

The life insurance businesses of the following six companies were transferred into Phoenix Life Limited, an existing Resolution company:

Alba Life Limited
Britannic Assurance plc
Britannic Retirement Solutions Limited
Britannic Unit Linked Assurance Limited
Century Life plc
Phoenix Life & Pensions Limited

These changes will help us work more effectively and efficiently as a business. Bringing together the businesses of several companies into one helps us use our resources, including our capital, more efficiently, and we believe it will make it easier for policyholders to deal with us in the future.

Resolution

This announcement and the information contained herein is not for release, publication or distribution in whole or in part in or into the United States of America, Canada, Australia, Japan or South Africa

RESOLUTION PLC - Directorate Change

7 March 2007

MANAGEMENT CHANGE AT RESOLUTION

Following strong performance in 2006, Resolution plc ("Resolution") and Paul Thompson have jointly agreed that Paul will today step down as Group Chief Executive and will leave the Group with immediate effect.

Mike Biggs, who joined Resolution Life Group as Chief Financial Officer in 2004, will become Group Chief Executive. Prior to joining Resolution, Mike, one of the most experienced executives in the insurance sector, held a number of roles at Norwich Union and Aviva plc over 12 years, including Group Finance Director and Group Executive Director responsible for Aviva's UK general insurance business.

Jim Newman replaces Mike as Group Finance Director and is appointed to the Board. Jim, who is currently Group Financial Controller, joined Resolution from Aviva plc in 2005, where he was Finance Director of Aviva's UK life business.

Today's announced series of changes are to prepare the company for the next stage of its development.

Clive Cowdery (Chairman) said,

"The Board is delighted with the appointments of Mike and Jim to their new roles, and would like to thank Paul Thompson for his significant contribution to the development of the Group since becoming Chief Executive of Britannic in 2003. Paul led the turn-around of Britannic which enabled our 2005 merger, and since then has led the executive team of Resolution with skill and energy, reinforcing our growth potential. During this time the Resolution Group acquired the Abbey National life businesses and joined the FTSE-100.

We wish Paul continued success in the future.

Resolution plans to continue, both organically and through M&A, the pace of growth it has achieved, augmenting a strong performance in 2006."

Paul Thompson said,

"The last four years have been an outstanding success for the business, and I am delighted to have played my part in this. Resolution is now one of the UK's largest life offices with a strong financial position and management team and is well positioned to continue building substantial further value for all stakeholders over the future. I wish everyone at Resolution continued success."

The Group's preliminary results will be announced on 3 April 2007 and will include an update on the continued strong progress regarding the successful integration of the Abbey life businesses in the fourth quarter of 2006.

Resolution confirms that it remains in various discussions, as per its announcement of 13 November 2006, regarding acquisitions, business combinations, or a possible offer for the Company. There can be no certainty that any of these discussions will result in a transaction, or an offer being made by, or for the Company.

Notes:

1. Paul Thompson receives his contractual benefits: These principally comprise £787,500 payment in lieu of notice on termination which is 1.5 times base salary (£525,000) payable in 2 instalments with the second subject to reduction for any alternative earnings obtained by Paul. In addition he will be a good leaver under the Company's annual bonus and executive share plans (under the terms of which awards vest subject to performance and time pro rated reduction). Full details of the arrangements will be set out in the accounts due to be published in May 2007.

2. It is confirmed that there are no details to be disclosed in relation to Jim Newman under paragraph 9.6.13 of the Listing Rules save that he is currently a director of Scottish Mutual Assurance Limited.

Enquiries:

Analysts & investors

Resolution
Steve Riley   +44 (0)20 7489 4884

Media

Temple Bar Advisory
Alex Child-Villiers   +44 (0)7795 425 580

Resolution

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Resolution plc (the "Company", and such securities, the "Securities") in the United States or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States.

Resolution

12 March 2007

Red Nose Day is a welcome tradition for Resolution staff

On 16 March, Resolution staff in Wythall and Glasgow will be joining volunteers across the UK to support Comic Relief. For many Resolution employees, this will be the second time they take part in this effort.

In 2005, the company — then Britannic Assurance — opened up its Wythall call centre for Red Nose Day. Approximately 140 volunteers took nearly 3,000 calls from the BBC audience on behalf of Comic Relief, and collected £82,000 in donations. This year, volunteer teams include 120 employees in Glasgow and 104 in Wythall from all areas of the business, such as customer services, HR and IT.

"I was happy to volunteer a second time," said Richard Hanlon, a MER analyst in the Complaints department in Wythall. "After the first Red Nose Day, not only did I feel that we had done some good, but also everybody involved seemed to have had tremendous fun doing it."

"Everyone gets something out of it," said Karen Chidgey, a change manager with Customer Service in Wythall who has also volunteered twice. "The money raised benefits those that need it most. We get the benefit of knowing we helped make it happen. Oh, and we have a really fun evening doing it. What could be better?"

Additionally, all staff in Glasgow and Wythall will have the chance to contribute toward this cause. A number of fundraising activities are planned during the day, including "Dress Down and Wear Red for The Big One" and serving red foods at the Wythall canteen. Staff at Resolution's Liverpool office will also be raising funds for Red Nose Day.

Mike Eaton, Resolution Management Services Deputy Managing Director, will kick off the evening in Wythall. "I'm delighted so many of our employees are giving up their time for such a worthwhile cause," he said. "We look forward to supporting Comic Relief once again."

Enquiries

Lucy Symonds, Communications team 01564 20 2529

Notes to Editor

- Resolution plc was formed in September 2005 from the merger of Resolution Life Group Limited and Britannic Group plc.
- Resolution plc is the largest specialist manager of in-force UK life funds.
- Resolution has an estimated 7 million customers, and combined life company invested assets of over £63 billion.
- In total the group employs around 3,500 staff.
- Resolution plc is headquartered in London, with divisional offices in Wythall, Glasgow, Liverpool, Dublin and the Isle of Man.
- Resolution's website is www.resolutionplc.com

Resolution plc – Rule 12g3-2(b) Exemption Request

APPENDIX A2: FSA RETURNS



FSA

NAME OF RETURN

Return Reference Number

This return is date critical

To be Completed by Firm	
Firm's Name	Phoenix Life Limited
Firm's Reference Number	1016269

To be completed by FSA	
Date and Time of Receipt	
Entry Receipt Number	
Name & Initials of Person Receiving it	
Division Passed To	

Phoenix Life Limited (company registration number 1016269)

The Group Capital Adequacy Report (the report) to the Financial Services Authority at 31 December 2005 prepared under rules 9.40 (1) and 9.40 (1A) of the Interim Prudential Sourcebook for Insurers (IPRU (INS)) and rule 8.3 of the Integrated Prudential Sourcebook (PRU)

Contents:

Phoenix Life Limited

Financial year ended: 31 December 2005

The Group capital adequacy report - basis of preparation of the report

The report is prepared by Phoenix Life Limited (PLL) on its own behalf and also on behalf of each company listed on page 4.

The report is prepared by calculating the Group capital resources and the Group capital resources requirement of Resolution plc (Resolution), the ultimate parent undertaking of PLL and of each of the companies listed on page 4. Resolution is also the ultimate EEA parent undertaking in the Group.

The Group capital resources and the Group capital resources requirement of Resolution are calculated in accordance with PRU 8.3.36R and PRU 8.3.33R respectively.

The report includes information and calculations in respect of every member of the insurance group to which the report relates as at 31 December 2005.

Phoenix Life Limited

Financial year ended: 31 December 2005

Statement of the directors in respect of the Group capital adequacy report

We certify that the Group had an IGCA surplus of £651 million at 31 December 2005 and that a copy of this declaration has been provided to the board of directors of Alba Life Limited, Bradford Insurance Company Limited, Britannic Assurance plc, Britannic Retirement Solutions Limited, Britannic Unit Linked Assurance Limited, Century Life plc, PA (GI) Limited, Phoenix & London Assurance Limited, Phoenix Life and Pensions Limited and SL Liverpool plc on whose behalf this declaration was submitted.

Date: 27 April 2006



Paul Thompson
Director



Michael N Biggs
Director



Ian G Maidens
Director

Phoenix Life Limited

Financial year ended: 31 December 2005

Companies on whose behalf the report on page 3 has been provided by Phoenix Life Limited in accordance with rule 9.40 (4) of IPRU (INS)

Company name	Company registration number
Phoenix Life Limited (formerly Royal & Sun Alliance Linked Insurances Limited)	1016269
Alba Life Limited	4348
Bradford Insurance Company Limited	165018
Britannic Assurance plc	3002
Britannic Retirement Solutions Limited	3649535
Britannic Unit Linked Assurance Limited	1621367
Century Life plc	80587
PA (GI) Limited (formerly Phoenix Assurance Limited)	71805
Phoenix & London Assurance Limited	894616
Phoenix Life & Pensions Limited	1565099
SL Liverpool plc (formerly Swiss Life (UK) plc)	2529609

Name of company: Phoenix Life Limited	**Financial year ended: 31/12/2005**
Company registration number:	**1016269**
Units:	**£000's**
Name of ultimate insurance parent undertaking:	**Resolution plc**

Calculation of consolidated position:

TIER 1		
Group core tier one	3,975,769.5	H1
Group perpetual non-cumulative preference shares	108,200.0	H2
Group innovative tier one	496,500.0	H3
Deductions from tier one	785,108.0	H4
Total group tier one capital	**3,795,361.5**	TT1
TIER 2		
Group upper tier two	-	H5
Group lower tier two	-	H6
Total group tier two capital	**-**	TT2
Group capital resources before deductions	**3,795,361.5**	TCR
Total group capital resources deductions	219,212.6	H7
Group capital resources	**3,576,148.9**	GCR
Group capital resources requirement	**2,924,675.0**	GCRR
Group surplus	**651,473.9**	

Note: in column A1 on the following pages:
"100 (S)" denotes the undertaking is held indirectly by the ultimate insurance parent undertaking; and
"100" denotes the undertaking is held directly by the ultimate insurance parent undertaking.

Name of company: Phoenix Life Limited	**Financial year ended: 31/12/2005**
Company registration number:	**1016269**
Units:	**£000's**
Name of ultimate insurance parent undertaking:	**Resolution plc**

A Name of related undertaking	A1 % interest	A2 Type of firm	B CRR	C Deductions from tier 1	D1 Inadmissible assets	D2 Ancillary services undertakings deduction
Phoenix Life Limited	100 (S)	Regulated insurance entity	169,060.0	185,672.0	130,325.0	-
Phoenix Life & Pensions Limited	100 (S)	Regulated insurance entity	1,265,696.0	37,673.0	278.0	-
Phoenix & London Assurance Limited	100 (S)	Regulated insurance entity	355,824.0	-	1,169.0	-
PA (GI) Limited	100 (S)	Regulated insurance entity	4,883.0	-	-	-
Bradford Insurance Company Limited	100 (S)	Regulated insurance entity	4,060.0	-	-	-
SL Liverpool plc	100 (S)	Regulated insurance entity	2,030.0	-	-	-
Britannic Assurance plc	100 (S)	Regulated insurance entity	792,240.0	329,478.0	1,032.0	-
Britannic Retirement Solutions Limited	100 (S)	Regulated insurance entity	50,370.0	17,094.0	2,924.0	-
Britannic Unit Linked Assurance Limited	100 (S)	Regulated insurance entity	28,402.0	49,695.0	-	-
Century Life plc	100 (S)	Regulated insurance entity	50,434.0	18,930.0	276.0	-
Alba Life Limited	100 (S)	Regulated insurance entity	193,041.0	75,804.0	-	-
Resolution Life Group Limited	100	Insurance holding company	-	-	-	-
Resolution Life Limited	100 (S)	Insurance holding company	-	4,447.0	-	-
RLG With Profit Holdings Limited	100 (S)	Insurance holding company	-	66,315.0	-	-
SL Liverpool Holdings plc	100 (S)	Insurance holding company	-	-	-	-
Alba Life Holdings Limited	100 (S)	Insurance holding company	-	-	-	-
Century Group Limited	100 (S)	Insurance holding company	-	-	-	-

Name of company: Phoenix Life Limited	**Financial year ended: 31/12/2005**
Company registration number:	**1016269**
Units:	**£000's**
Name of ultimate insurance parent undertaking:	**Resolution plc**

A Name of related undertaking	A1 % interest	A2 Type of firm	B CRR	C Deductions from tier 1	D1 Inadmissible assets	D2 Ancillary services undertakings deduction
Britannic Asset Management Limited	100	Financial holding company	5.0	-	-	-
Britannic Investment Managers Limited	100 (S)	Asset management company	6,769.0	-	8,019.0	-
Britannic Fund Managers Limited	100 (S)	Asset management company	1,859.0	-	50.0	-
Argonaut Capital Partners LLP	50 (S)	Asset management company	2.0	-	67.0	-
Resolution Management Services Limited	100	Ancillary services undertaking	-	-	-	28,613.0
Gemstand Limited	100 (S)	Ancillary services undertaking	-	-	-	10,767.0
Phoenix Life Insurance Services Limited	100 (S)	Ancillary services undertaking	-	-	-	1,842.0
Resolution plc			-	-	33,850.6	-
Totals:			**2,924,675.0**	**785,108.0**	**177,990.6**	**41,222.0**

Name of company: Phoenix Life Limited	Financial year ended: 31/12/2005
Company registration number:	1016269
Units:	£000's
Name of ultimate insurance parent undertaking:	Resolution plc

A Name of related undertaking	E1 Group's investment in the capital resources of related undertaking	E2	E3	E4	E5	F1 Components of the capital resources of related undertakings	F2	F3	F4	F5
	Core tier 1	Perpetual non-cumulative preference shares	Innovative tier 1	Upper tier 2	Lower tier 2	Core tier 1	Perpetual non-cumulative preference shares	Innovative tier 1	Upper tier 2	Lower tier 2
Phoenix Life Limited	558,866.0	-	-	-	-	783,573.0	-	-	-	-
Phoenix Life & Pensions Limited	116,065.0	-	-	-	-	1,329,212.0	-	-	-	-
Phoenix & London Assurance Limited	168,910.0	-	-	-	-	385,728.0	-	-	-	-
PA (GI) Limited	6,000.0	-	-	-	-	6,210.0	-	-	-	-
Bradford Insurance Company Limited	6,000.0	-	-	-	-	5,923.0	-	-	-	-
SL Liverpool plc	-	-	-	-	-	3,005.0	-	-	-	-
Britannic Assurance plc	62,639.2	-	-	-	-	1,716,633.0	-	-	-	-
Britannic Retirement Solutions Limited	-	30,388.0	-	9,612.0	-	30,388.0	30,388.0	-	9,612.0	-
Britannic Unit Linked Assurance Limited	35,600.0	85,000.0	-	-	-	16,967.0	85,000.0	-	-	-
Century Life plc	72,883.0	8,000.0	-	-	-	111,819.0	8,000.0	-	-	-
Alba Life Limited	194,000.0	32,500.0	-	-	20,000.0	216,344.0	32,500.0	-	-	20,000.0
Resolution Life Group Limited	1,122,723.1	-	-	-	-	580,058.0	108,200.0	-	-	-
Resolution Life Limited	585,214.0	-	-	-	-	587,802.0	-	-	-	-
RLG With Profit Holdings Limited	83,360.0	-	-	-	-	86,847.0	-	-	-	-

Name of company: Phoenix Life Limited	**Financial year ended: 31/12/2005**
Company registration number:	**1016269**
Units:	**£000's**
Name of ultimate insurance parent undertaking:	**Resolution plc**

A Name of related undertaking	E1 Group's investment in the capital resources of related undertaking	E2	E3	E4	E5	F1 Components of the capital resources of related undertakings	F2	F3	F4	F5
	Core tier 1	Perpetual non-cumulative preference shares	Innovative tier 1	Upper tier 2	Lower tier 2	Core tier 1	Perpetual non-cumulative preference shares	Innovative tier 1	Upper tier 2	Lower tier 2
SL Liverpool Holdings plc	3,000.0	-	-	-	-	6,357.0	-	-	-	-
Alba Life Holdings Limited	221,862.0	-	-	-	-	221,862.0	-	-	-	-
Century Group Limited	98,856.0	-	-	-	-	105,690.0	-	-	-	-
Britannic Asset Management Limited	137,871.0	-	-	-	-	150,000.0	-	-	-	-
Britannic Investment Managers Limited	126,310.4	-	-	-	-	32,162.0	-	-	-	-
Britannic Fund Managers Limited	23,689.6	-	-	-	-	6,032.0	-	-	-	-
Argonaut Capital Partners LLP	-	-	-	-	-	165.0	-	-	-	-
Resolution Management Services Limited	-	-	-	-	-	-	-	-	-	-
Gemstand Limited	-	-	-	-	-	-	-	-	-	-
Phoenix Life Insurance Services Limited	-	-	-	-	-	-	-	-	-	-
Totals:	**3,623,849.3**	**155,888.0**	**-**	**9,612.0**	**20,000.0**	**6,382,777.0**	**264,088.0**	**-**	**9,612.0**	**20,000.0**

Name of company: Phoenix Life Limited	**Financial year ended: 31/12/2005**
Company registration number:	**1016269**
Units:	**£000's**
Name of ultimate insurance parent undertaking:	**Resolution plc**

A	G1	G2	G3	G4	G5
Name of related undertaking	**Net contribution to group capital resources**				
	Core tier 1	Perpetual non-cumulative preference shares	Innovative tier 1	Upper tier 2	Lower tier 2
Phoenix Life Limited	224,707.0	-	-	-	-
Phoenix Life & Pensions Limited	1,213,147.0	-	-	-	-
Phoenix & London Assurance Limited	216,818.0	-	-	-	-
PA (GI) Limited	210.0	-	-	-	-
Bradford Insurance Company Limited	(77.0)	-	-	-	-
SL Liverpool plc	3,005.0	-	-	-	-
Britannic Assurance plc	1,653,993.8	-	-	-	-
Britannic Retirement Solutions Limited	30,388.0	-	-	-	-
Britannic Unit Linked Assurance Limited	(18,633.0)	-	-	-	-
Century Life plc	38,936.0	-	-	-	-
Alba Life Limited	22,344.0	-	-	-	-
Resolution Life Group Limited	(542,665.1)	108,200.0	-	-	-
Resolution Life Limited	2,588.0	-	-	-	-
RLG With Profit Holdings Limited	3,487.0	-	-	-	-
SL Liverpool Holdings plc	3,357.0	-	-	-	-

Name of company: Phoenix Life Limited	**Financial year ended: 31/12/2005**
Company registration number:	**1016269**
Units:	**£000's**
Name of ultimate insurance parent undertaking:	**Resolution plc**

A	G1	G2	G3	G4	G5
Name of related undertaking	**Net contribution to group capital resources**				
	Core tier 1	Perpetual non-cumulative preference shares	Innovative tier 1	Upper tier 2	Lower tier 2
Alba Life Holdings Limited	-	-	-	-	-
Century Group Limited	6,834.0	-	-	-	-
Britannic Asset Management Limited	12,129.0	-	-	-	-
Britannic Investment Managers Limited	(94,148.4)	-	-	-	-
Britannic Fund Managers Limited	(17,657.6)	-	-	-	-
Argonaut Capital Partners LLP	165.0	-	-	-	-
Resolution Management Services Limited	-	-	-	-	-
Gemstand Limited	-	-	-	-	-
Phoenix Life Insurance Services Limited	-	-	-	-	-
Parent's capital resources (by class of capital)	1,216,841.8	-	496,500.0	-	-
Totals:	**3,975,769.5**	**108,200.0**	**496,500.0**	-	-

Phoenix Life Limited

Financial year ended: 31 December 2005

Reconciliation prepared under rule 9.40 1A (a) of IPRU (INS)- between:

(i) group capital resources calculated in accordance with PRU 8.3.36R and
(ii) equity holders' funds included in the published annual consolidated accounts

	£m total
Group capital resources in accordance with PRU 8.3.36R	**3,576.1**
Less group capital resources requirements	(2,924.7)
Add back long term fund value (IFRS basis)	1,210.5
Add back restricted shareholder fund surpluses (IFRS basis)	302.7
Add back shareholder valuation adjustments	370.3
Equity holders' funds on an IFRS basis	**2,534.9**

Reconciliation prepared under rule 9.40 1A (b) of IPRU (INS)- between:

(i) group capital resources calculated in accordance with PRU 8.3.36R and
(ii) capital resources as shown in the capital statement included in the published annual consolidated accounts

	£m total
Group capital resources in accordance with PRU 8.3.36R	**3,576.1**
Add back surplus capital resources of long term funds in excess of capital resources requirements	821.8
Add back shareholder fund support to long term funds	314.2
Deduct capital resources of other than life assurance business	(257.6)
Group capital resources as included in the published annual consolidated accounts	**4,454.5**

Independent auditors' statement to the directors pursuant to rule 9.40 (3) (c) of the Interim Prudential Sourcebook for Insurers (IPRU (INS))

Phoenix Life Limited

Financial year ended 31 December 2005

We have reviewed the report prepared pursuant to rule 9.40 (1) of IPRU (INS) on pages 1 to 11 ("the report") prepared by Phoenix Life Limited ("the insurer").

This statement is made solely to the insurer's directors in accordance with rule 9.40(3)(c). Our review has been undertaken so that we might state to the insurer's directors those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the insurer for our review, for this report, or for the opinion we have formed.

Respective responsibilities of the insurer and its auditors

The insurer is responsible for the preparation of the report under the provisions of rule 9.40 (1) of IPRU (INS).

The report has been prepared on the basis set out on page 2.

It is our responsibility to carry out the procedures set out below, in the basis of opinion section, and to report whether anything of significance has come to our attention to indicate that the report has not been properly compiled in accordance with PRU 8.3 and rule 9.40 (1) of IPRU (INS) from information provided to the insurer by other members of the insurance group and from the insurer's own records.

Our work did not constitute an audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board of the information provided to the insurer by other members of the insurance group and included no independent examination by us of any of the underlying financial information therein. It therefore provides a lower level of assurance than an audit. We are not required to review the information provided under rule 9.40 (1A) on page 12.

Basis of opinion

Our work consisted principally of:

- comparing, on a test basis, the compilation of the report with the information provided to the insurer by other members of the insurance group and with information from the insurer's own records;
- confirming the mathematical accuracy of the compilation of the financial information contained in the report;
- reading the instructions issued to other members of the insurance group and comparing these with the requirements set out in PRU 8.3; and
- comparing, on a test basis, the information provided to the insurer by other members of the insurance group and any adjustments made by the insurer thereto, with:
  (a) the instructions issued by the insurer;
  (b) the basis of preparation set out on page 2; and
  (c) the requirements set out in PRU 8.3,

  to identify any significant areas where such information may not comply with (a), (b) and (c) above.

Opinion

On the basis of the above procedures, nothing of significance has come to our attention to indicate that the report has not been properly compiled in accordance with PRU 8.3 and rule 9.40 (1) of IPRU (INS) from information provided to the insurer by other members of the insurance group and from the insurer's own records.

Ernst & Young LLP
Registered Auditor
London
27 April 2006



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	02	2007			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,181	2,776	741
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£2.4662	£3.4282	£4.5476

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Mr Eamonn Kennedy	Class of shares allotted	Number allotted
Address 35 Lorne Drive, Motherwell, Lanarkshire	Ordinary	176
	Ordinary	
UK Postcode ML1 3UN	Ordinary	
Name(s) Mr Alec Leslie	Class of shares allotted	Number allotted
Address 14 Middlehowe Green, Walkington, Beverley, East Yorkshire	Ordinary	657
UK Postcode HU17 8TE		
Name(s) Mr Melvyn Watson	Class of shares allotted	Number allotted
Address Baith, Barnby Road, Newark, Nottinghamshire	Ordinary	798
UK Postcode NG24 2NE		
Name(s) Mr Paul Whitehand deceased	Class of shares allotted	Number allotted
Address 3A Main Street, Kirkburn, Driffield, East Yorkshire	Ordinary	1942
UK Postcode YO25 9DU		
Name(s) Mr Adrian Williams	Class of shares allotted	Number allotted
Address 6 Tyddyn Llwydyn, Hendre Park, Caernarfon, Gwynedd	Ordinary	806
UK Postcode LL55 2LX		

Please enter the number of continuation sheets (if any) attached to this form 1

Signed  Date 15.2.07

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange

Shareholder details	Class of shares allotted	Number allotted
Mr George Kevin Mackay Fenelon 5 Cairns Drive, Balerno Midlothian EH14 7HH	Ordinary	1484
Mr John Granville James Golwg y Morfa, Ffordd Bedd Morys Newport, Dyfed SA42 0QZ	Ordinary	396
Mr Ben Bennett 32 High Edge Drive, Heage Belper, Derbyshire DE56 2TB	Ordinary	439

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3524909

Company Name in full RESOLUTION PLC

	Day	Month	Year
Date of termination of appointment	07	03	2007

as director X as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME * Style / Title | * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) PAUL ANDREW

Surname THOMPSON

	Day	Month	Year
† Date of Birth	04	06	1962

A serving director, secretary etc must sign the form below.

Signed **Date**

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ALISON RICKETTS, RESOLUTION PLC
1 WYTHALL GREEN WAY, WYTHALL, B'HAM
B47 6WG Tel 01564 - 202670
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Resolution plc – Rule 12g3-2(b) Exemption Request

APPENDIX A4: COMPANIES HOUSE FILINGS



Companies House
— for the record —

288c(ef)

Change in the details of a Director or Secretary

Company Name: **RESOLUTION PLC**

Company Number: **03524909**


XINIEJMM

Received for filing in Electronic Format on the: **13/10/2006**

Personal Details Prior to Change

Position: **DIRECTOR**

Date of Birth: **11/07/1964**

Original Name: **MR IAN GRAHAM MAIDENS**

New Details

Date of Change: **05/10/2006**

New Address:
MONKS PARK
MONKS LANE
WADHURST
EAST SUSSEX TN5 6EW

Authorisation

Authoriser Designation: **SECRETARY** *Date Authorised:* **13/10/2006** *Authenticated:* **Yes (E/W)**

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3524909

Company Name in full Resolution plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day: 13 Month: 12 Year: 2006

Name * Style / Title: Mr * Honours etc:

Forename(s): David Philip

Surname: Allvey

† Date of Birth — Day: 13 Month: 03 Year: 1945

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

Greenside House, 50 Station Road

Post town: London

County / Region: Postcode: N22 7TP

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [X]

Country:

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed | **Date**

* Voluntary details.
† Directors only.
** Delete as appropriate.

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Group Secretariat (Zone SSC1), Resolution plc,

1 Wythall Green Way, Wythall, Birmingham, B47 6WG

Tel

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002



Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	09	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	31155		
Nominal value of each share	£0.05		
Amount (if any) paid or due on each share (including any share premium)	£2.67		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Mrs Ruth Walker Address: 45a Twatling Road, Barnt Green, Birmingham UK Postcode B45 8HS	Ordinary	2629
Name(s): Mr Timothy Fenton Address: 21 Celeste Road, Bromsgrove, Worcestershire UK Postcode B60 2RP	Ordinary	3487
Name(s): Mr Kevin Mark Gravener Address: 3 Paragon Terrace, Cheltenham, Gloucestershire UK Postcode GL53 7LA	Ordinary	9891
Name(s): Mr Martin Lee Valentine Address: 18 Rowbrook Close, Shirley, Solihull, West Midlands UK Postcode B90 1EJ	Ordinary	2286
Name(s): Mr Stuart Nunn Address: 70 Telford Avenue, Lillington, Leamington Spa, Warwickshire UK Postcode CV32 7HP	Ordinary	2115

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed  Date 25/9/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange

Company Number 3524909

Company Name Resolution plc

Shareholder details	Class of shares	Number allotted
Mr Steven Edward Pickering 9 Dunley Croft, Shirley, Solihull, West Midlands B90 4UA	Ordinary	2458
Mr Robert Douglas Edwards 66 Avery Road, Sutton Coldfield, West Midlands B73 6QD	Ordinary	2858
Mr James Bird 97 Danford Lane, Solihull, West Midlands B91 1QH	Ordinary	2687
Mr Michael Strohm 55 Sycamore Drive, Hollywood, Birmingham B47 5QX	Ordinary	2744



Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	09	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	4059	7096	
Nominal value of each share	£0.05	£0.05	
Amount (if any) paid or due on each share (including any share premium)	£1.35	£1.07	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Mrs Susan Hope Address: 36 Tyberry Close, Shirley, Solihull, West Midlands UK Postcode B90 2PG	Ordinary ~~Ordinary~~	4059
Name(s): Mrs Catherine Louise Manson Address: 9 Hartwell Close, Hillfield, Solihull, West Midlands UK Postcode B91 3YP	Ordinary	5270
Name(s): Mrs Sandra Cahill Address: 12 West Quay Drive, Yeading Marina, Yeading, Middlesex UK Postcode UB4 9TA	Ordinary	1826
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/9/06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29	09	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1658	4573	2401
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£3.19	£1.35	£2.67

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Mrs Barbara Jordan Address: 8 Rosemount Meadows, Bothwell, South Lanarkshire UK Postcode G71 8EL	Class of shares allotted: Ordinary Ordinary Ordinary	Number allotted: 8632
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date 2.10.06

** A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Resolution Secretariat Services Limited
1 Wythall Green Way, Wythall, Birmingham B47 6WG
Tel 01564 202670
DX number DX exchange



Companies House
for the record

Please complete in typescript, or
in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 3524909

Company name in full: Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	29	09	2006
To			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	13034		
Nominal value of each share	£0.05		
Amount (if any) paid or due on each share (including any share premium)	£2.67		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Iain George Pringle		
Address		
6 Barra Crescent, Old Kilpatrick	Ordinary	3659
UK Postcode G60 5HP		
Name(s)	Class of shares allotted	Number allotted
David John Ratcliffe		
Address		
11 Ettington Close, Dorridge, Solihull	Ordinary	3373
UK Postcode B93 8RR		
Name(s)	Class of shares allotted	Number allotted
Stephen Kenneth Nesbitt		
Address		
14 Priest Meadow Close, Astwood Bank, Redditch	Ordinary	3373
UK Postcode B96 6HT		
Name(s)	Class of shares allotted	Number allotted
Andrew John Williams		
Address		
10 The Crescent, Solihull	Ordinary	2629
UK Postcode B91 1JP		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date 2.10.06

** A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Resolution Secretariat Services Limited	
1 Wythall Green Way, Wythall, Birmingham B47 6WG	
	Tel 01564 202670
DX number	DX exchange


Companies House
— for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: 3524909

Company name in full: Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	10	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	7203		
Nominal value of each share	£0.05		
Amount (if any) paid or due on each share (including any share premium)	£2.67		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Mr Yvo Henniker-Heaton Address 77 Main Street, Albert Village, Swadlincote, Derbyshire UK Postcode DE11 8EN	Class of shares allotted: Ordinary	Number allotted: 2344
Name(s) Mrs Katherine Margaret Meakin Address 2 Codnor Denby Lane, Crosshill, Ripley, Derbyshire UK Postcode DE5 9SN	Class of shares allotted: Ordinary	Number allotted: 2515
Name(s) Mrs Sandra Langmead Address 6 Prince Henrys Close, Evesham, Worcestershire UK Postcode WR11 4W	Class of shares allotted: Ordinary	Number allotted: 2344
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date 19.10.06

** A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Resolution Secretariat Services Limited
1 Wythall Green Way, Wythall, Birmingham B47 6WG
Tel 01564 202670
DX number DX exchange


Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	27	10	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	17,464	274	11,663
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£1.0757	£4.5476	£2.67

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Mr Mark Corby		
Address		
1 Green Bower Drive, Bromsgrove, Worcestershire	Ordinary	8784
	~~Ordinary~~	
UK Postcode B61 0UN	~~Ordinary~~	
Name(s)	Class of shares allotted	Number allotted
Mr Damien O'Connor		
Address		
19 Avenue Road, Kings Heath, Birmingham	Ordinary	8680
UK Postcode B14 7TH		
Name(s)	Class of shares allotted	Number allotted
Mr Geoffrey Ross		
Address		
Kindleton, Kirk Road, Beith, Ayrshire	Ordinary	11937
UK Postcode KA15 1EQ		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/10/06

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Resolution Secretariat Services Limited.	
1 Wythall Green Way, Wythall, Birmingham B47 6WG	
Tel 01564 202670	
DX number	DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	11	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	21,958	1,109	
Nominal value of each share	£0.05	£0.05	
Amount (if any) paid or due on each share (including any share premium)	£1.0757	£2.4662	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Mrs Natalie Bowater	Class of shares allotted	Number allotted
Address 68 Marlpool Drive, Redditch, Worcestershire	Ordinary	2,634
	Ordinary	
UK Postcode B97 4RX		
Name(s) Mrs Tracy Sharon MacDermid	Class of shares allotted	Number allotted
Address 1 Hollandbush Grove, Hamilton, Lanarkshire	Ordinary	1,756
UK Postcode ML3 8AL		
Name(s) Mr Paul Andrew Thompson	Class of shares allotted	Number allotted
Address 6 Hambledon Place, Dulwich Common, London	Ordinary	8,784
UK Postcode SE21 7EY		
Name(s) Mr Stephen Paul Whitten	Class of shares allotted	Number allotted
Address 213 Northfield Road, Kings Norton, Birmingham	Ordinary	8,784
UK Postcode B30 1EA		
Name(s) Mr Peter Neil Roberts	Class of shares allotted	Number allotted
Address Bro Dawel, Pentre Lane, Buckley, Clwyd,	Ordinary	1,109
UK Postcode CH7 3PA		

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange


Companies House

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	17	11	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	686		
Nominal value of each share	£0.05		
Amount (if any) paid or due on each share (including any share premium)	£3.19		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Mrs Margaret Brannan Address Berryknowe, 29 Cross Road, Paisley UK Postcode PA2 9QJ	Class of shares allotted Ordinary	Number allotted 686
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange



Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 3524909

Company name in full: Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	17	11	2006
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	222	65	1,943
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£3.4282	£4.5476	£2.67

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Mr Peter Neil Roberts Address: Bro Dawel, Pentre Lane, Buckley, Clwyd UK Postcode: CH7 3PA	Class of shares allotted: Ordinary Ordinary Ordinary	Number allotted: 287
Name(s): Andrew Shephard Address: 9 Greenscroft Way, Inkberrow, Worcester UK Postcode: WR7 4EE	Class of shares allotted: Ordinary	Number allotted: 1,943
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange



Companies House

for the record

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 3524909

Company name in full: Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	07	12	2006
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	5,619	5,851	
Nominal value of each share	£0.05	£0.05	
Amount (if any) paid or due on each share (including any share premium)	£1.0757	£2.4662	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Mr Gareth Coupe	Class of shares allotted	Number allotted
Address 11 Swales Yard, Pontefract, West Yorkshire	Ordinary	1756
	Ordinary	
UK Postcode WF8 1DG		
Name(s) Mr John Lawrence Heasman	Class of shares allotted	Number allotted
Address 123 Canterbury Road, Hawkinge, Folkestone, Kent	Ordinary	2107
UK Postcode CT18 7BS		
Name(s) Mrs Paula Louise Prosser	Class of shares allotted	Number allotted
Address 111 Cloverdale, Stoke Prior, Bromsgrove	Ordinary	1756
UK Postcode B60 4NH		
Name(s) Mr Leslie Gordon	Class of shares allotted	Number allotted
Address 17 Riverside Gardens, Busby, Glasgow	Ordinary	2875
UK Postcode G76 8EP		
Name(s) Mr Dennis Hubert James	Class of shares allotted	Number allotted
Address 53 Porth-y-Waun, Gowerton, Swansea, West Glamorgan	Ordinary	2976
UK Postcode SA4 3BJ		

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date 11/12/06

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~/ ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange



Companies House

for the record

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 3524909

Company name in full: Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	07	12	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	266	26	
Nominal value of each share	£0.05	£0.05	
Amount (if any) paid or due on each share (including any share premium)	£3.4282	£4.5476	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Mrs Susan Grice Address: 12 Goldicroft Road, Wednesbury, West Midlands UK Postcode WS10 9BN	Class of shares allotted: Ordinary Ordinary	Number allotted: 266
Name(s): Mrs Joan Dutton Address: 12 Glenby Avenue, Crosby, Liverpool, Merseyside UK Postcode L23 0QA	Class of shares allotted: Ordinary	Number allotted: 26
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date 11/12/06

** ~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange



Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or *in bold black capitals.*

CHW P000

Company Number: 3524909

Company name in full: Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	14	12	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	343	1772	971
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£3.19	£1.35	£2.67

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2



Companies House
for the record

Please complete in typescript, or
in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3524909
Company name in full	Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	12	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	343	1772	971
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£3.19	£1.35	£2.67

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s) Mrs Fiona McGowan Address 44 Southbrae Gardens, Jordanhill, Glasgow UK Postcode G13 1UB	Class of shares allotted Ordinary ~~Ordinary~~ ~~Ordinary~~	Number allotted 3086
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date 19.12.06

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc
1 Wythall Green Way, Wythall, Birmingham B47 6WG
Tel 01564 202670
DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number: 3524909

Company name in full: Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	12	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	219		
Nominal value of each share	£0.05		
Amount (if any) paid or due on each share (including any share premium)	£4.5476		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Mr Robin Gibbs Address: 61 Park View, Hastings, East Sussex UK Postcode: TN34 2HF	Class of shares allotted: Ordinary	Number allotted: 219
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name(s): Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19.12.06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 3524909

Company name in full: Resolution plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	18	01	2007
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	655	1736	109
Nominal value of each share	£0.05	£0.05	£0.05
Amount (if any) paid or due on each share (including any share premium)	£2.4662	£3.4282	£4.5476

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Mrs Beryl Richards Address: The Gables, 18 Crabmill Lane, Birmingham UK Postcode B38 0HA	Class of shares allotted: Ordinary Ordinary Ordinary	Number allotted: 983
Name(s): Mr Alexander Greig Dickson Chisholm Address: 11 Clayknowes Drive, Musselburgh, Midlothian UK Postcode EH21 6UW	Class of shares allotted: Ordinary	Number allotted: 1408
Name(s): Mrs Jacqueline Bowen Address: 42 Lennard Road, Dunton Green, Sevenoaks, Kent UK Postcode TN13 2UX	Class of shares allotted: Ordinary	Number allotted: 109
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23/1/07



** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

END

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Alison Ricketts, Resolution plc

1 Wythall Green Way, Wythall, Birmingham B47 6WG

Tel 01564 202670

DX number DX exchange